KBR

We Do Things That Matter


2023

NOTICE OF ANNUAL MEETING
OF STOCKHOLDERS AND PROXY STATEMENT

We Do Things That Matter



For more than a century, our people have been at the forefront of innovation, delivering solutions that are changing the world.

But as the world continues to rapidly change, so do the complex needs of our customers.

More and more, governments and companies are turning to KBR not only to achieve their most critical missions and objectives, but also to tackle the great challenges of our time.

Issues like climate change, energy security, national security, the energy transition and the new race for space are shaping the ways we all do business.

Thanks to our people and their deep domain expertise, KBR is leading the charge in these areas and many more.

Simply put, we do great things that matter.

And those great things — the science, technology and engineering solutions we deliver — matter to the rest of the world.

KBR®



STUART J. B. BRADIE
President and Chief Executive Officer

April 3, 2023

Dear KBR, Inc. Stockholders,

KBR's people are simply amazing. They have not only weathered extraordinary external challenges but have done so while consistently delivering outstanding operational, financial, safety and ESG performance, and in doing so have continued to create value for all our stakeholders.

We owe our success to aligned company-wide connections — to our values, our commitment to our mission, and importantly to one another. We have accelerated our strategic vision and strengthened our position in key markets. Today, KBR experts are leading the way in critical areas of global importance including national security, energy security and transition, climate change, space and more. We truly are One Team with One Vision.

We truly are One Team with One Vision.

Our people's connection to our mission was evidenced by our strong 2022 financial performance. In each quarter we met or exceeded expectations demonstrating the resiliency of our business model. Highlights included $8.2 billion in bookings and options with a 1.2x book-to-bill ensuring momentum as we head into 2023. Backlog and options sat at $19.8 billion at the end of 2022 with a robust and visible pipeline across all our segments. We also recorded an increase in margins and increased adjusted operating cash flow. Finally, we returned $269 million to our shareholders and deployed $73 million via strategic mergers and acquisitions while maintaining a strong balance sheet with prudent leverage.

KBR is well positioned in strong end markets with favorable tailwinds allowing us to reaffirm our longer-term 2025 targets.

$8.2B
IN BOOKINGS AND OPTIONS IN 2022

$19.8B
IN BACKLOG AND OPTIONS AT THE END OF 2022

I'm also proud to report our ESG commitment and safety performance has never been stronger. We recorded a record 91% incident-free days and an industry-leading TRIR of 0.08. We appointed dedicated leadership with the sole focus of driving our sustainability objectives and presenting our progress to the world. We committed to setting science-based emissions targets and are developing a roadmap for meeting those targets to achieve operational net zero by 2030. Additionally, we have achieved carbon neutrality since 2019.

- Returned $269 million to our shareholders and deployed $73 million via strategic mergers and acquisitions
- Recorded a record 91% incident-free days and an industry-leading TRIR of 0.08
- Committed to setting science-based emissions targets
- Made important inclusion and diversity progress, including increasing proportions of women and people of ethnic or racial minority among new hires and in areas such as STEM roles, managers and promotions

None of this would be possible without our amazing people. As such, we made important strides in enhancing our employee experience last year. We expanded our employee resource groups (ERGs) to provide more opportunities for connection, including adding two new local Pride and Allies groups for our people in the LGBTQIA+ community and their allies, and most recently a U.S. chapter of our Armed Forces Network ERG. We also made important inclusion and diversity progress, including increasing proportions of women and people of ethnic or racial minority among new hires and in areas such as STEM roles, managers and promotions.

There's still work to be done, but we're headed in the right direction. Based on our people's feedback, KBR was named a Great Place to Work-Certified™ company in several countries around the world. We were also named to Forbes' list of the World's Top Female-Friendly Companies and Fortune magazine's list of the World's Most Admired Companies for the second consecutive year.

KBR was named a Great Place to Work-Certified™ company in several countries around the world.

Again, the root of all this progress has been our focus on connection, a focus we're re-energizing in 2023. That includes strengthening connections to all of you. We believe open and transparent communication with our stockholders and other stakeholders is vital to our corporate governance practices. We value your views and encourage you to vote. You may do so promptly via phone or internet, or you may mail your completed and signed voting card.

On behalf of the KBR Board of Directors, I thank you for your connection to KBR and for your continued support.

Sincerely,





A KBR telescope facility for capturing data located in Maui, Hawaii. KBR's innovative science, engineering, and research and development work aids systems such as the Space Domain Characterization & Control System (SDCCS) and Dynamic Optical Telescope System (DOTS).

Notice of Annual Meeting of Stockholders

We invite you to attend KBR's virtual annual stockholders' meeting and act upon the following matters:

1. Elect as directors the ten nominees named in the attached proxy statement.
2. Consider and act upon an advisory vote to approve the named executive officer compensation as described in the Compensation Discussion and Analysis.
3. Consider and act upon an advisory vote regarding the frequency of advisory votes on the named executive officer compensation.
4. Ratify the appointment of KPMG LLP as the independent registered public accounting firm to audit KBR's consolidated financial statements for the year ending December 29, 2023.
5. Transact any other business that properly comes before the meeting or any adjournment or postponement of the meeting.

The Proxy Statement that follows describes these items.

By Order of the Board of Directors, April 3, 2023

Sonia Galindo
Executive Vice President, General Counsel & Corporate Secretary

Place
The Annual Meeting will be completely virtual and only conducted via live webcast at virtualshareholdermeeting.com/KBR2023. There will be no physical meeting location.

When
Wednesday
May 17, 2023

Time
9:00 a.m.
Central Daylight Time

Record Date

The record date for determining which stockholders are entitled to cast votes at the virtual Annual Meeting and at any adjournment or postponement of the meeting is Wednesday, March 22, 2023.

How to Vote

Via the Internet at proxyvote.com(1)

Call toll-free (US/Canada) at 1-800-690-6903(1)

Mail your signed proxy card.

Virtually during the Annual Meeting through virtualshareholdermeeting.com/KBR2023. See page 100 for instructions.

CHECK OUT OUR 2023 NOTICE OF ANNUAL STOCKHOLDER MEETING, ONLINE PROXY STATEMENT, ANNUAL REPORT AND SUSTAINABILITY REPORT AT:

proxyvote.com

kbr.com/proxy

kbr.com/annualreport

kbr.com/sustainabilityreport

(1) *If you hold your shares through a broker or bank rather than directly with KBR, check with your broker or bank to see if telephone or Internet voting is available to you. Voting via the Internet or toll-free call is open until 11:59 p.m. EDT on May 16.*

Proxy Summary 7

Proposals Requiring Your Vote 8
About KBR 8
Business Highlights 9
Financial Highlights 10
Sustainability Highlights 11
Information About the Board of Directors 12
Governance Highlights 14
Focus on Accountability 14
Independent and Engaged Board 14
Compensation Highlights 15

Corporate Governance 17

Proposal No. 1 — Election of Directors 18
Our Board 18
Nominees for Director 19
Board and Governance Structure 24
Role of the Board of Directors 24
Our Board Leadership Structure 24
Director Independence 25
Committees of the Board 25
Enterprise Risk Management 30
ERM Framework 30
ERM Program 31
Board Oversight of ERM 32
Management Succession Planning 33
Board and Committee Evaluations 33
Board Refreshment 34
Process for Selecting New Directors 34
Director Qualifications 35
Stockholder Engagement 35
Director Orientation and Education 36
Board Practices and Procedures 36
Attendance at Meetings 36
Retirement Policy 36
Service on Other Boards 37
Anti-Hedging Policy 37
Corporate Governance Materials 37
How to Contact the Board 37
Sustainability and KBR 38
Vision: to create a better, safer, and more sustainable world. 38
Our Sustainability Pillars and ESG Focus Areas Within Each Topic 39
People Strategy 40
Security Ownership of Certain Beneficial Owners and Management 46
Executive Officers 48

Executive Compensation 51

Proposal No. 2 — Advisory Vote to Approve Named Executive Officer Compensation 52
Proposal No. 3 — Advisory Vote to Approve the Frequency of Advisory Votes on the Named Executive Officer Compensation 53
Compensation Discussion and Analysis 55
Executive Summary 55
Overview of Executive Compensation Philosophy, Policies and Practices 58
Summary of 2022 Target Compensation of Named Executive Officers 61
Elements of Compensation 61
Other Compensation Elements 71
Stock-Related Policies 72
No Pledging or Hedging 72
Annual Awards of Restricted Stock Units and Stock Options 73
Impact of Accounting, Regulatory, and Tax Requirements on Compensation 73
Impact of Executive Conduct or a Restatement of Earnings on Compensation (Clawback Policy) 73
Conclusion 73
Compensation Committee Report 74
Compensation Committee Interlocks and Insider Participation 74
Executive Compensation Tables 76
Summary Compensation 76
Grants of Plan-Based Awards 78
Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table 79
Outstanding Equity Awards at Fiscal Year End 81
Option Exercises and Stock Vested 82
Pension Benefits 82
Nonqualified Deferred Compensation 83
2022 Potential Payments Upon Termination or Change In Control 84
Severance and Change-in-Control Agreements 85
No Employment Agreements 86
CEO Pay Ratio 87
Pay Ratio Methodology and Calculation 87
Pay Versus Performance 88
Pay Versus Performance Table 88
Pay Versus Performance Relationship Disclosures 90
Important Financial Performance Measures 91
Director Compensation 92
Director Stock Ownership Guidelines 94
Certain Relationships and Related Transactions 94
Related Person Policies 94

Audit Matters 95

Audit Committee Report 96
Primary Responsibilities and 2022 Actions 96
Oversight of Independent Auditors 97
2022 Audited Financial Statements 97
Approved Principal Accountant Fees and Services 97
Proposal No. 4 — Ratify the Appointment of Independent Registered Public Accounting Firm 98

Additional Information 99

General Information About KBR's Annual Meeting 100
Additional Information Available 104
Forward Looking Statements 104
Non-GAAP Reconciliation: Adjusted EBITDA, Adjusted EPS and Adjusted Operating Cash Flow 105

Proxy Summary



At KBR, we are one team of teams — 30,000 strong across 34 countries — connected by our culture, our values and our shared purpose: to deliver solutions that help create a safer, more secure and sustainable world.

Proposals Requiring Your Vote	8
About KBR	8
Business Highlights	9
Financial Highlights	10
Sustainability Highlights	11
Information About the Board of Directors	12
Governance Highlights	14
Focus on Accountability	14
Independent and Engaged Board	14
Compensation Highlights	15

Proposals Requiring Your Vote

	Proposal	Board Recommends	Page
1	Election of Directors to the Board	FOR EACH NOMINEE	P.18
2	Advisory Vote to Approve the Named Executive Officer Compensation	FOR	P.52
3	Advisory Vote Regarding the Frequency of the Advisory Votes on the Named Executive Officer Compensation	FOR ONE-YEAR FREQUENCY	P.53
4	Ratify KPMG LLP as the Independent Registered Public Accounting Firm	FOR	P.98

About KBR


Our Vision
We bring together the best and brightest to deliver technology and solutions that help our customers accomplish their most critical missions and objectives. In doing so, we strive to create a better, safer and more sustainable world.
30,000 EMPLOYEES WORLDWIDE
Excluding 9,000 unconsolidated joint venture employees as of December 31, 2022
$6.6B 2022 REVENUE
HQ
KBR OPERATIONS
JOINT VENTURES
CUSTOMERS IN MORE THAN 90 COUNTRIES
OPERATIONS IN 34 COUNTRIES
Our Global Footprint
We deliver science, technology and engineering solutions to governments and companies around the world. The map above shows our office and project locations at the end of 2022.

Business Highlights

Stuart Bradie, President and CEO of KBR, remarked, *"We closed out 2022 having delivered across all key metrics — operationally, financially and with an outstanding Zero Harm performance. Through our people and our focus on mission and project success, KBR produced earnings growth with increased margins. Cash collection was a standout as we beat our guidance significantly. We also announced $8.2 billion in bookings and options, with a 1.2x book-to-bill in 2022 and a closing backlog and options of $19.8 billion."*



Stuart Bradie, President and CEO

$8.2B
Bookings and options awarded provides greater visibility of long-term growth targets

1.2x
Trailing-twelve-months book-to-bill as of December 31, 2022

$396MM
Operating cash flow generated in 2022

>70%
Work in backlog, options and recompetes to deliver revenue through 2025

Strengthened unique synergies across KBR to seamlessly deploy expertise and differentiated innovations and capabilities in national security, energy security and transition, and space

Launched Ammonia 10,000 to Meet Future Sustainable Energy and Fertilizer Demands

KBR launched its mega 10,000 metric tons per day ("MTPD") blue and green ammonia offering in 2022. KBR is the world leader in ammonia technology, with around 50% share of licensed capacity. KBR was the first to bring a 6,000 MTPD clean ammonia design to the market, and this new offering is a continuation of that innovation to deliver a net-zero hydrogen energy future.

Global Household Goods ("GHG") Contract

The Court of Federal Claims upheld the GHG contract award to KBR's joint venture, HomeSafe Alliance, by U.S. Transportation Command with a contract ceiling value of $20 billion and a potential nine-year term, inclusive of all options periods.

Carbon Neutral Since 2019

On path toward operational net-zero carbon ambition by 2030. KBR's commitment to sustainability includes leveraging our expertise to help others achieve their sustainability goals, thus creating value for all stakeholders.

One of The World's Most Admired Companies 2023 Fortune Magazine (Second Consecutive Year)

KBR is one of 324 global companies to receive this prestigious award.

Financial Highlights

"We saw organic revenue growth in line with our targets, but the real story was quality of earnings, outstanding operational performance leading to enhanced margins and cash conversion above expectations," noted Mr. Bradie. *"In 2022, we had annual bookings and options of $8.2 billion and move into 2023 with 70%+ of work already under contract."*

REVENUE

2021	$7,339MM	
2022	$6,564MM	-11%

DILUTED EARNINGS PER SHARE

2021	$0.19	
2022	$1.26	+563%

OPERATING CASH FLOW

2021	$278MM	
2022	$396MM	+42%

ADJUSTED EBITDA*

2021	$625MM	
2022	$668MM	+7%

ADJUSTED EARNINGS PER SHARE**

2021	$2.43	
2022	$2.71	+12%

ADJUSTED OPERATING CASH FLOW***

2021	$319MM	
2022	$424MM	+33%

* *EBITDA is defined as net income (loss) attributable to KBR, plus interest expense, net; provision for income taxes; other non-operating income (expense); and depreciation and amortization. Adjusted EBITDA excludes certain amounts included in EBITDA. A reconciliation of net income to Adjusted EBITDA is provided on the last page of this proxy statement.*

** *Diluted EPS reflects our net income divided by the weighted average number of common shares outstanding during the period in addition to common shares that would have been outstanding if potential common shares with a dilutive effect had been issued. Adjusted EPS excludes certain amounts included in diluted EPS. A reconciliation of diluted EPS to Adjusted EPS is provided on the last page of this proxy statement.*

*** *Adjusted operating cash flows exclude certain amounts included in the cash flows provided by operating activities calculated in accordance with Generally Accepted Accounting Principles ("GAAP"). The most directly comparable financial measure calculated in accordance with GAAP is cash flows provided by operating activities. A reconciliation of cash flows provided by operating activities to adjusted operating cash flows is provided on the last page of this proxy statement.*

DIVIDENDS PAID OUT IN 2022

$66MM

TSR PEER GROUP 3-YEAR RANKING

2022

3RD

QUARTERLY DIVIDEND INCREASE IN 2022

9%


KBR
DELIVERING SOLUTIONS, CHANGING THE WORLD.

Jamie DuBray, KBR Vice President, Investor Relations, and Stuart Bradie, KBR President and CEO, discuss KBR's fourth quarter and 2022 year-end financial results at a KBR Quarterly Town Hall held in Houston, Texas on February 16, 2023. The event was broadcast live, and KBR employees around the globe were able to listen in and ask questions remotely.

Sustainability Highlights

We are committed to the oversight and progress across social justice, inclusion and diversity, climate action, and human and labor protections, and we recognize the unique position we are in to ensure these expectations are met. Sustainability is integrated into our long-term business strategy, and we future-proof the organization by giving due consideration to the risks that may impact our operations and the markets in which we operate.

We are proud of our employees' dedication to aiming for Zero Harm in all that they do 24/7, as reflected in our 2022 total recordable incident rate of 0.08 and 91% Zero Harm (incident free) days recorded in 2022.

Our Zero Harm ethos extends beyond physical safety through to all that we do as a business, as our sustainable solutions and technologies help meet global sustainability challenges while opening the door to new markets and generating new business opportunities. In 2021, we increased our environmental impact revenue to $1.9 billion, and 34% of our revenue was focused on sustainability in that year.

As a measure for internalizing sustainability, and to ensure our senior management team is on board, we have integrated sustainability into our criteria for evaluating performance. Specifically, our short-term incentive plan includes a sustainability performance metric that is weighted 10% and measures continued progress in KBR's Zero Harm and sustainability performance across KBR's 10 Sustainability Pillars. This includes our greenhouse gas emissions reporting and reduction strategies toward climate change mitigation. We are committed to science-based targets, which are aligned with a 1.5-degree Celsius ambition, and have established 2030 operational net-zero carbon targets.

More information on Sustainability and KBR is provided on page 38.

ZERO HARM DAYS
91%
ZERO HARM ACHIEVED IN 2022 (333 DAYS)
Industry Leading

HSSE INCIDENT RATE
0.08
TOTAL RECORDABLE INCIDENT RATE 2022
(per 200,000 work hours)

CARBON NEUTRALITY
3
OF CARBON NEUTRALITY

34%
SUSTAINABILITY FOCUSED REVENUE IN 2021

% OF KBR'S WORK POINTED AT SUSTAINABILITY

ENVIRONMENTAL IMPACT	$1.9B



OPERATIONALLY NET-ZERO CARBON EMISSIONS BY
2030

16TH ANNUAL CHARITY GOLF TOURNAMENT

100+ SPONSORS

170 KBR PLAYERS AND VOLUNTEERS

$1M+ BENEFITING 8 CHARITIES

$8.4M+ RAISED SINCE 2007

KBR ACCOLADES

Ranked the #1 Most Honored Company by Institutional Investor! KBR also received recognition in all categories, including top marks in ESG Performance and Analyst Day rankings.

Named the World's Top Female Friendly Companies by Forbes (2022)

Named one of the World's Most Admired Companies (2023) by Fortune Magazine



Information About the Board of Directors

The KBR Board of Directors is currently composed of ten directors with an extensive variety of skills, expertise and experience who guide and support our strategy to create long-term value for our stockholders and other stakeholders. Each of our directors is independent except Mr. Bradie, our CEO.


KBR

KBR's Board of Directors from left: Carlos Sabater, Lt. General Vincent Stewart, USMC (Ret.), Jack Moore, Lt. General Wendy Masiello, USAF (Ret.), Stuart Bradie, General Lester Lyles, USAF (Ret.), Sir John Manzoni KCB, Lynn Dugle, Ann Pickard, and Mark Baldwin.

DIRECTOR	PUBLIC BOARDS	INDEP. OF MGMT	TENURE	AGE	GENDER	NATIONALITY	RACE/ETHINICITY	GENERALS
Mark Baldwin	2	✓	8	69	M	U.S.	White	
Stuart Bradie	0		8	56	M	UK	White	
Lynn Dugle	2	✓	3	63	F	U.S.	White	
Lester Lyles	0	✓	15	76	M	U.S.	African American	★★★★
John Manzoni	2	✓	<1	63	M	UK	White	
Wendy Masiello	0	✓	5	64	F	U.S.	White	★★★
Jack Moore	2	✓	11	69	M	U.S.	White	
Ann Pickard	2	✓	7	67	F	U.S.	White	
Carlos Sabater	2	✓	1	64	M	U.S.	White + Hispanic	
Vincent Stewart	0	✓	1	64	M	U.S.	African American	★★★

		Board and Committee Meeting Attendance Rate	Audit Committee	Compensation Committee	Cybersecurity Committee	Nominating and Corporate Governance Committee	Sustainability and Corporate Responsibility Committee
Mark Baldwin	Audit Committee Financial Expert	90%	Chair				Member
Stuart Bradie		100%					
Lynn Dugle		93%		Member	Member	Chair	
Lester Lyles	Chair of the Board	100%			Member	Member	
John Manzoni	Audit Committee Financial Expert	96%	Member		Member		
Wendy Masiello		98%		Member			Member
Jack Moore		90%		Chair	Member	Member	
Ann Pickard		100%		Member			Chair
Carlos Sabater	Audit Committee Financial Expert	100%	Member			Member	
Vincent Stewart	Audit Committee Financial Expert	100%	Member		Chair		
Number of Meetings			11	6	4	4	3
Director Attendance			93%	98%	100%	98%	100%
Committee Member Attendance			97%	100%	100%	100%	100%

Chair of the Board · Chair · Member · Audit Committee Financial Expert

Governance Highlights

Our Board of Directors believes that good corporate governance and transparent communication with our stockholders and other stakeholders are essential for KBR's long-term success.

Focus on Accountability

- Annual director elections with majority voting standards
- Annual Board governance review, including review of investor feedback
- Periodic independent director meetings with investors
- Negative discretion applied to the 2020 and 2022 short-term incentive ("STI") plan payouts of all our Named Executive Officers ("NEOs")
- Commitment to regular stockholder outreach and soliciting of feedback
- Increased Environmental, Social and Governance ("ESG") focus and enhanced disclosures in KBR's Corporate Sustainability Report
- Linked 10% of our NEOs' 2021 and 2022 STI plan payout opportunity to ESG performance

Independent and Engaged Board

- Significant knowledge of KBR's industries and markets
- Annual Board visits to KBR businesses or project sites
- Annual assessment of Board leadership structure


INDEPENDENT CHAIR

28

INDEPENDENT BOARD COMMITTEE MEETINGS HELD IN 2022





27

EXECUTIVE SESSIONS HELD IN 2022 WITHOUT MANAGEMENT PRESENT

3

NEW INDEPENDENT BOARD COMMITTEE MEMBERSHIP APPOINTMENTS IN 2022

TOTAL YEARS OF INDUSTRY EXPERIENCE


GOVERNMENT
176
SPACE
44
TECHNOLOGY
108
ENGINEERING
96
ENERGY
136
0 20 40 60 80 100 120 140 160 180

Compensation Highlights

Our compensation program links pay to performance to align our senior executives' interests with those of our stockholders. Consistent with our business strategy, our senior executives' individual Key Performance Indicators ("KPIs") are focused on growth and expansion, reducing costs, and increasing efficiencies and cash flow performance. The Compensation Committee set rigorous targets for 2022 for both the short-term incentive ("STI") and long-term incentive ("LTI") plans.

STRONG LINK BETWEEN PAY AND PERFORMANCE

To further emphasize the link between pay and KBR's financial and ESG performance, our Compensation Committee made changes in 2020 and 2021 to the metrics of our STI plan and in 2022 to a metric of our LTI plan. These metrics remained a strong reflection of our pay-for-performance strategy this year.

The STI plan changes in 2020 were to:

- Increase the Earnings Per Share metric weighting from 40% to 45%.
- Increase the Operating Cash Flow metric weighting from 20% to 25%.
- Decrease the individual KPIs weighting from 30% to 20%.

The STI plan change in 2021 was to:

- Replace the two safety metrics, which were each weighted 5%, with one sustainability metric, which is weighted 10%. The Compensation Committee maintained this metric and weighting in 2022.

The LTI plan change in 2022 was to:

- Replace the job income sold ("JIS") performance metric with a book-to-bill ("B2B") performance metric, which is weighted 50%.

LISTENING TO STOCKHOLDERS' FEEDBACK

In response to our stockholders' comments, our Compensation Committee:

- Amended our 2020 Cash Performance Awards payable under the Amended and Restated KBR, Inc. 2006 Stock and Incentive Plan ("KBR Stock and Incentive Plan") with respect to our senior executives to settle in stock rather than in cash for the 50% portion that is based on relative total stockholder return ("TSR"). The increase in stock-settled awards ensures executives have a large stake in the long-term financial success of the Company that is aligned with stockholder interests.
- Amended our 2022 Long-Term Performance Cash and Stock Awards to replace the JIS performance metric with a B2B performance metric. B2B is a leading indicator of mid- and long-term organizational growth potential and is aligned with KBR's long-term growth strategy.

CEO HAS RECEIVED FOUR BASE SALARY INCREASES IN NINE YEARS

Aligned with our rigorous Executive Compensation program, our CEO's base salary has increased only four times since he was appointed in 2014 to reward him for his demonstrated success at:

- Positioning KBR for long-term growth by aligning and expanding our businesses.
- Increasing Company performance and stockholder value.
- Driving cultural change to emphasize the importance of our people, their safety and inclusion in advancing KBR.
- Advancing KBR's sustainability strategy.



KBR employee assembling astronaut suits for NASA's spaceflight program at KBR's Houston Engineering, Logistics & Operations (HELO) Manufacturing Lab.



KBR's team of experts delivers advanced engineering solutions to meet the needs of our customers, no matter the request. The HELO Manufacturing Lab specializes in the design and manufacturing of spaceflight and training equipment.

Corporate Governance



For decades, KBR has also been a trusted leader in national security and space. Our people help ensure that vital government and commercial infrastructure — whether on the ground, in space, or in the cyber domain — is protected against threats.

Proposal No. 1 — Election of Directors	**18**
Our Board	18
Nominees for Director	19
Board and Governance Structure	**24**
Role of the Board of Directors	24
Our Board Leadership Structure	24
Director Independence	**25**
Committees of the Board	**25**
Enterprise Risk Management	**30**
ERM Framework	30
ERM Program	31
Board Oversight of ERM	32
Management Succession Planning	33
Board and Committee Evaluations	**33**
Board Refreshment	**34**
Process for Selecting New Directors	34
Director Qualifications	35
Stockholder Engagement	**35**
Director Orientation and Education	**36**
Board Practices and Procedures	**36**
Attendance at Meetings	36
Retirement Policy	36
Service on Other Boards	37
Anti-Hedging Policy	37
Corporate Governance Materials	37
How to Contact the Board	37
Sustainability and KBR	**38**
Vision: to create a better, safer, and more sustainable world.	38
Our Sustainability Pillars and ESG Focus Areas Within Each Topic	**39**
People Strategy	40
Security Ownership of Certain Beneficial Owners and Management	**46**
Executive Officers	**48**

Proposal No. 1 — Election of Directors

At our 2023 Annual Meeting of Stockholders, ten directors are to be elected to hold office until the 2024 Annual Meeting of Stockholders. All directors are elected annually, with each nominee standing for election to a one-year term. The members of our Board of Directors hold office until their successors are elected and qualified or until their earlier resignation or removal.

Each nominee has indicated a willingness to serve, if elected. If any nominee declines to serve or becomes unavailable for any reason, or if a vacancy occurs before the election, the proxies may be voted for such substitute nominee as the Board of Directors may designate. We have no reason to believe that any of the nominees will be unable to serve if elected. Directors are elected by a majority of votes cast. This means that the number of shares voted "For" a candidate must exceed the number of shares voted "Against" the candidate. Shares present but not voting on the election of directors will be disregarded, except for quorum purposes, and will have no effect on the outcome of the vote.

Our Board

A top priority of our Board and Nominating and Corporate Governance Committee is ensuring that our Board of Directors is composed of directors who:

- bring a variety of skills relevant to our business,
- provide expertise that is useful to KBR and complementary to the background and experience of other Board members, and
- effectively represent the long-term interests of our stockholders.

As shown below, the incumbent directors have a wide range of skills and experience that enable the Board to effectively oversee management and the business of KBR.

DIRECTOR	INDUSTRY EXPERIENCE	Risk Management / Oversight	Cybersecurity	CEO/CFO	AUDIT/FINANCIAL	VETERAN
Mark Baldwin	Energy	✓		✓	✓	
Stuart Bradie	Engineering Government	✓		✓		
Lynn Dugle	Government Space Technology	✓	✓	✓	✓	
Lester Lyles	Government Space	✓	✓		✓	✓
John Manzoni	Energy Engineering Government	✓		✓	✓	
Wendy Masiello	Government Technology	✓	✓		✓	✓
Jack Moore	Energy	✓		✓		
Ann Pickard	Energy Engineering Technology	✓	✓		✓	
Carlos Sabater	Technology	✓			✓	
Vincent Stewart	Government Technology	✓	✓		✓	✓

The Board of Directors recommends that you **VOTE FOR** the election of all the director nominees listed below. Properly dated and signed proxies, and proxies properly submitted over the Internet and by telephone, will be so voted unless stockholders specify otherwise.

The following biographical information about the director nominees is as of March 22, 2023.

Nominees for Director



MARK E. BALDWIN

Age: 69 | **Director since:** 2014 | **Independent**

Board Committees: Audit Committee (Chair) and Sustainability and Corporate Responsibility Committee

Other Public Company Boards: Nine Energy Service, Inc. (Audit Committee Chair) and TETRA Technologies, Inc. (Audit Committee Chair)

Key Qualifications and Skills:

Prior Business Experience

- Executive Vice President and Chief Financial Officer of Dresser-Rand Group, Inc.
- Executive Vice President, Chief Financial Officer, and Treasurer of Veritas DGC Inc.
- Operating Partner at First Reserve Corporation
- Executive Vice President and Chief Financial Officer for NextiraOne
- Chairman of the Board and Chief Executive Officer for Pentacon Inc.
- Variety of finance and operations positions with Keystone International Inc., including Treasurer, Chief Financial Officer, and President of the Industrial Valves and Controls Group

Education

- B.S. (Mechanical Engineering), Duke University
- M.B.A., Tulane University
- Graduate of the Stanford Executive Program



STUART J. B. BRADIE

Age: 56 | **Director since:** 2014

Board Committees: None

Other Public Company Boards: None

Key Qualifications and Skills:

Current Business Experience

- President and Chief Executive Officer, KBR, Inc. (since 2014)

Prior Business Experience

- Group Managing Director — Operations and Delivery for WorleyParsons
- Managing Director across Europe, Africa, Asia and the Middle East for WorleyParsons
- Managing Director for PT Kvaerner Indonesia
- Country Manager for Kvaerner Philippines
- Global experience across over 40 countries in the hydrocarbons, mining and chemicals, power and infrastructure sectors

Education

- B.S. (Mechanical Engineering), Aberdeen University
- M.B.A., Edinburgh Business School, Heriot-Watt University

Finance | Leadership | Risk Management | Industry /Market | Government | Global



LYNN A. DUGLE

Age: 63 | **Director since:** 2020 | **Independent**

Board Committees: Nominating and Corporate Governance Committee (Chair), Compensation Committee, and Cybersecurity Committee

Other Public Company Boards: EOG Resources, Inc., Micron Technology, Inc. (Audit Committee Member and Security Committee Member), and TE Connectivity Ltd. (Audit Committee Member)

Current Affiliations: Avantus Federal (Member); The Board on Army Research and Development of the National Academy of Sciences (Member), and ZOE Empowers (Member)

Previous Affiliations: The B2B Project (Member); First Light Acquisition Group, Inc. (Advisor Partner); Intelligence and National Security Alliance (Member); and State Street Corporation (Director)

Key Qualifications and Skills:

Prior Business Experience

- Chairperson, President and Chief Executive Officer at Engility Holdings Inc.
- Corporate Vice President and President of Intelligence, Information and Services at Raytheon Company
- Vice President, Engineering, Technology and Quality, Network Centric Systems at Raytheon Company
- Vice President and General Manager, Product, Systems Software Division at ADC Telecommunications, Inc.
- General Manager, Cable Systems Division at ADC Telecommunications, Inc.
- Vice President, Support Engineering and Quality for the Defense Systems and Electronics Group at Texas Instruments, Inc.

Education

- B.A. (Spanish), Purdue University
- B.S. (Technical Management), Purdue University
- M.B.A., University of Texas at Dallas



GENERAL LESTER L. LYLES, USAF (RET.)

Age: 76 | **Director since:** 2007 | **Chair of the Board since:** 2019 | **Independent**

Board Committees: Cybersecurity Committee and Nominating and Corporate Governance Committee

Other Public Company Boards: None

Current Affiliations: American Institute of Aeronautics and Astronautics (Fellow); Frontier Technology Inc. (Director); National Air and Space Museum Board (Member); National Space Council Users' Advisory Group administered by NASA (Chairman); JobsOhio (Director); and National Academy of Engineering (Inducted Member)

Previous Affiliations: Battelle Memorial Institute (Director); Defense Science Board in the Pentagon (Member); General Dynamics Corporation (Director); International Security Advisory Board at the U.S. Department of State (Member); Precision Castparts Corp. (Director); President's Intelligence Advisory Board in the White House (Member); and United Services Automobile Association (Chair)

Key Qualifications and Skills:

Current Business Experience

- Independent Consultant (since 2003)

Prior Business Experience

- Retired Four-Star General of the U.S. Air Force
- Commander of the U.S. Air Force Materiel Command
- Vice Chief of Staff of the Headquarters of the U.S. Air Force
- Director of the Ballistic Missile Defense Organization
- Commander of the Space and Missile Systems Center

Education

- B.S. (Mechanical Engineering), Howard University
- M.S. (Mechanical and Nuclear Engineering), Air Force Institute of Technology Program, New Mexico State University
- Defense Systems Management College, Fort Belvoir, Virginia
- Armed Forces Staff College, Norfolk, Virginia
- National War College, Fort Lesley J. McNair, Washington, D.C.
- National and International Security Management Course at Harvard University
- Honorary Doctor of Laws degrees from New Mexico State University and Urbana University

Finance | Leadership | Risk Management | Industry /Market | Government | Global



SIR JOHN A. MANZONI KCB

Age: 63 | **Director Nominee:** 2022 | **Independent**

Board Committees: Audit Committee and Cybersecurity Committee

Other Public Company Boards: Diageo plc (Audit Committee Member; Nomination Committee Member; and Remuneration Committee Member) and SSE plc (Chair; Energy Markets Risk Committee Member; Nomination Committee Chair; Remuneration Committee Member; and Safety, Sustainability, Health and Environment Committee Member)

Current Affiliations: Atomic Weapons Establishment (Chair); Chairman Mentors International (Mentor); Saïd Business School at the University of Oxford (Global Leadership Council Member); and World Economic Forum (Global Leader of Tomorrow)

Previous Affiliations: Accenture Energy (Advisor); Adamant Ventures (Advisor); Aspen Institute Corporate Values Group (Advisor); BP plc (Director); Leyshon Energy Ltd (Chair); SABMiller plc (Director); and Stanford University Graduate School of Business (Advisor)

Key Qualifications and Skills:

Prior Business Experience

- Permanent Secretary for the Cabinet Office, U.K. Government
- Chief Executive of the Civil Service, U.K. Government
- Chief Executive of the Major Projects Authority, U.K. Government
- President and Chief Executive Officer at Talisman Energy Inc.
- Chief Executive, Refining and Marketing at BP plc
- Chief Executive, Gas and Power at BP plc

Education

- B.S. (Civil Engineering), Imperial College London
- M.S. (Petroleum Engineering), Imperial College London
- M.S. (Management), Sloan Fellow, Stanford University
- Honorary Doctorate, Aberdeen University



LT. GENERAL WENDY M. MASIELLO, USAF (RET.)

Age: 64 | **Director since:** 2017 | **Independent**

Board Committees: Compensation Committee and Sustainability and Corporate Responsibility Committee

Other Public Company Boards: None

Current Affiliations: Acquisition Innovation and Research Center Advisory Panel to the Office of the Under Secretary of Defense for Acquisition and Sustainment (Advisor); Air Force Studies Board of the National Academy of Sciences (Member); EURPAC Service, Inc. (Director); National Contract Management Association (President); Procurement Round Table (Director); Public Spend Forum (Advisory Council); Rawls College, Texas Tech University (Advisory Council); Rebuilding Together (Director); StandardAero (Director); and Tlingit Haida Tribal Business Corporation (Director)

Key Qualifications and Skills:

Current Business Experience

- Independent Consultant (since 2017)

Prior Business Experience

- Retired Three-Star General of the U.S. Air Force
- Director of the Defense Contract Management Agency
- Deputy Assistant Secretary (Contracting), Office of the Assistant Secretary of the Air Force for Acquisition
- Program Executive Officer for the Air Force's $65 billion Service Acquisition portfolio
- Deployment to Iraq to lead contracting support for military forces in Iraq and Afghanistan

Education

- B.B.A. (Marketing), Texas Tech University
- M.S. (Logistics Management), Air Force Institute of Technology
- Defense Systems Management College, Fort Belvoir, Virginia
- M.S. (National Resource Strategy), Industrial College of the Armed Forces, Fort Lesley J. McNair, Washington, D.C.
- Senior Acquisition Course, Industrial College of the Armed Forces, Fort Lesley J. McNair, Washington, D.C.
- Joint and Combined Warfighting School, Joint Forces Staff College, Norfolk, Virginia
- Harvard Kennedy School's Senior Managers in Government

Finance | Leadership | Risk Management | Industry /Market | Government | Global



JACK B. MOORE

Age: 69 | **Director since:** 2012 | **Independent**

Board Committees: Compensation Committee (Chair), Cybersecurity Committee, and Nominating and Corporate Governance Committee

Current Affiliations: American Heart Association (Member); MAM (Memorial Assistance Ministries) (Director); and University of Houston System Board of Regents (Member)

Other Public Company Boards: Occidental Petroleum Corporation (Chair; Executive Compensation Committee Chair; and Corporate Governance and Nominating Committee Member) and ProPetro Holding Corp. (Nominating and Corporate Governance Committee Chair; and Compensation Committee Member)

Previous Affiliations: American Petroleum Institute (Director); Cameron International Corporation (Chair); Rowan Companies plc (Director); United Way of Greater Houston (Executive Committee); and University of Houston's Board of Visitors (Director)

Key Qualifications and Skills:

Prior Business Experience

- Chairman, President and Chief Executive Officer for Cameron International Corporation
- President and Chief Operating Officer for Cameron International Corporation
- President, Western Hemisphere of Drilling & Production Systems group for Cameron International Corporation
- Vice President and General Manager, Western Hemisphere of Drilling & Production Systems group for Cameron International Corporation
- Various management positions at Baker Hughes Incorporated

Education

- B.B.A., University of Houston
- Graduate of the Advanced Management Program at Harvard Business School



ANN D. PICKARD

Age: 67 | **Director since:** 2015 | **Independent**

Board Committees: Sustainability and Corporate Responsibility Committee (Chair) and Compensation Committee

Current Affiliations: The University of Wyoming Foundation (Budget/Audit) and Chief Executive Women (Member)

Other Public Company Boards: Noble Corporation plc (Nominating and Governance Committee Chair and Safety and Sustainability Committee Member) and Woodside Energy Group Ltd. (Human Resources & Compensation Committee Member and Sustainability Committee Chair)

Previous Affiliations: Advisory Council of the Eurasia Foundation (Member); Catalyst (Board of Advisors); Global Agenda Council on the Arctic for the World Economic Forum (Member); and Westpac Banking Corporation (Director)

Key Qualifications and Skills:

Prior Business Experience

- Executive Vice President, Arctic for Royal Dutch Shell plc
- Executive Vice President and Country Chair, Australia, for Royal Dutch Shell plc
- Regional Executive Vice President, Sub Saharan Africa, for Royal Dutch Shell plc
- Director, Global Businesses and Strategy and a member of the Shell Gas & Power Executive Committee for Royal Dutch Shell plc
- 11-year tenure with Mobil prior to its merger with Exxon
- Significant business experience throughout South America, Australia, the countries of the former Soviet Union, the Middle East, and Africa

Education

- B.A., University of California San Diego
- M.A., University of Pennsylvania

Finance | Leadership | Risk Management | Industry /Market | Government | Global



CARLOS A. SABATER

Age: 64 | **Director since:** 2021 | **Independent**

Board Committees: Audit Committee and Nominating and Corporate Governance Committee

Other Public Company Boards: PDC Energy, Inc. (Audit Committee Member and Compensation Committee Chair) and Pool Corporation (Audit Committee Member and Compensation Committee Member)

Current Affiliations: FIU Foundation (Director)

Previous Affiliations: Chamber of Commerce (Director); DACF Ltd. (Director); Florida International University (Director); Kiwanis Club (Director); and YMCA (Director)

Key Qualifications and Skills:

Prior Business Experience

- Senior Global Partner for Deloitte Touche Tohmatsu Limited ("Deloitte")
- Managing Principal, Americas Region for Deloitte
- Global Managing Director Audit and Enterprise Risk Services for Deloitte
- Various senior leadership and operational roles over the course of a nearly 40-year career with Deloitte

Education

- B.B.A. (Accounting and Finance), Florida International University



LT. GENERAL VINCENT R. STEWART, USMC (RET.)

Age: 64 | **Director since:** 2021 | **Independent**

Board Committees: Cybersecurity Committee (Chair) and Audit Committee

Other Public Company Boards: None

Current Affiliations: Foreign Affairs Policy Board of the U.S. Department of State (Member); Goldman Sachs Bank USA, London Branch (Director); Pine Island Capital Partners (Partner); ShoulderUp Technology Acquisition Corp. (Chair); Stewart Global Solutions, LLC (Chief Executive Officer); and VCA Partners (Consultant)

Previous Affiliations: The Aerospace Corporation (Trustee); American Public Education, Inc. (Director); Ankura Consulting Group, LLC (Chief Innovation and Business Intelligence Officer); Lockheed Martin Corporation (Director)

Key Qualifications and Skills:

Current Business Experience

- Independent Consultant (since 2019)

Prior Business Experience

- Retired Three-Star General of the U.S. Marine Corps
- Deputy Commander at United States Cyber Command
- Director of the Defense Intelligence Agency
- Commanding General of the U.S. Marine Corps Forces Cyberspace
- Director of Intelligence of Marine Corps Intelligence

Education

- B.A. (History), Western Illinois University
- M.A. (National Security and Strategic Studies), Naval War College
- M.S. (National Resource Strategy), Industrial College of the Armed Forces, National Defense University
- Graduate of Executive Development Programs at Harvard University

Finance | Leadership | Risk Management | Industry /Market | Government | Global

Board and Governance Structure

We are committed to good corporate governance and to effective communication with our stockholders. This section describes our governance policies and practices, and the roles, duties, and responsibilities of the Board of Directors and each of its committees. See the section titled "Corporate Governance Materials" to learn how to find our policies, practices, and committee charters.

Role of the Board of Directors

BOARD OPERATIONS

Q1
- Management and Financial Update
- Fiscal Year Review

Q2
- Management and Financial Update
- Investor Relations Update

Q3
- Management and Financial Update
- ERM Update
- Strategic Review

Q4
- Management and Financial Update
- Annual Plan Budget
- Talent and Succession Planning (Inclusion & Diversity)

97%
ATTENDANCE AT ALL BOARD AND COMMITTEE MEETINGS

The Board of Directors represents the interests of our stockholders in maintaining a successful business. Specifically, the Board of Directors oversees the effectiveness of management's policies and decisions, including the execution of KBR's strategies, with a commitment to enhancing stockholder value over the long term. To this end, Board members are expected to act in the best interests of all stockholders, to be knowledgeable about our businesses, to exercise informed and independent judgment, and to understand general economic trends and conditions, as well as trends in corporate governance.

Our Board Leadership Structure



General Lester L. Lyles, USAF (Ret.)

Chair of the Board

- Oversees CEO succession
- Oversees the board evaluation process
- Calls meetings of the Board and independent directors
- Provides management with feedback regarding the information that is necessary for the independent directors to effectively and responsibly perform their duties
- Acts as a liaison between the independent directors and the CEO on sensitive / critical issues



Stuart J. B. Bradie

CEO

- Sets the strategic direction for KBR
- Provides day-to-day leadership over KBR's operations
- Focuses on execution of KBR's business strategy, growth, and development
- Sets the tone-at-the-top for the ONE KBR culture
- Develops and oversees enterprise-wide initiatives

Our Board is led by a Chair who is recommended by the Nominating and Corporate Governance Committee and appointed by the full Board. If the Chair is independent, KBR's Corporate Governance Guidelines provide for that individual to perform a strong role in Board leadership. An independent (or non-executive) Chair of the Board is responsible for:

- presiding at executive sessions of the non-executive directors at each regular Board meeting and setting the agenda for these sessions;
- approving meeting agendas for each regular Board and committee meeting and approving the information to be sent to the directors with respect to each meeting;
- presiding at the executive session of the Board to evaluate the performance of our CEO; and
- communicating to the CEO, after approval by our Compensation Committee, the CEO's evaluation and compensation for the next full year and the results of the Board's review and approval of management succession plans and development programs.

If the Chair of the Board is not independent, the Board elects an Independent Lead Director, who will have the same authority and responsibilities an independent Chair would have had.

General Lester Lyles has served as independent, non-executive Chair of the Board since May 15, 2019. General Lyles has significant board experience, both at KBR and at other public companies. He has served on every one of the Board's standing committees and has in-depth knowledge of KBR's history and current business. During General Lyles's service on the Board, KBR has undergone significant changes, including reorganizing into more strategically-aligned business groups and evolving from a wholly owned subsidiary with significant support from its former parent company into an independent operating company. The Board believes that General Lyles is well positioned to facilitate communications between the Board of Directors and KBR stockholders.

Our CEO is responsible for the overall management and functioning of the Company. KBR's Corporate Governance Guidelines provide for two important checks on the CEO's authority:

- The CEO may not serve on any Board committees, and
- The CEO's performance evaluation includes a review of how well he keeps the Board informed on matters affecting the Company and its operating units.

KBR's Board of Directors has determined that its current leadership structure is appropriate at this time.

Director Independence

Our Corporate Governance Guidelines provide that at least two-thirds of the Board must be independent directors. Directors are considered independent if they are not involved in any material relationships with KBR, either directly or indirectly. Our Corporate Governance Guidelines set forth specific independence standards that are consistent with the requirements of the U.S. Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE").

The Nominating and Corporate Governance Committee periodically reviews KBR's definition of independence and the Board's compliance with our independence standards.

All of our directors complete independence questionnaires at least annually. Our Board determines the independence of its members generally, and also considers whether various committee members meet the heightened independence or other requirements prescribed by the NYSE and the SEC. Our Board has determined that all of our current directors are independent except Mr. Bradie, our President and Chief Executive Officer.

Our Board believes that its membership should include no more than two directors who are also employees of KBR, though this number is not an absolute limitation. We believe the Chief Executive Officer should at all times be a member of the Board. Our CEO has been the only executive director since KBR became an independent public company.

Committees of the Board

A substantial portion of the analysis and work of KBR's Board is done by its five standing committees: the Audit Committee; the Compensation Committee; the Cybersecurity Committee; the Nominating and Corporate Governance Committee; and the Sustainability and Corporate Responsibility Committee. Each of the committees is composed entirely of independent directors.

Our Board established the Cybersecurity Committee in August 2021 because of the growing importance of cybersecurity both internally and externally with KBR's clients. The Cybersecurity Committee is chaired by Lt. General Vincent Stewart, USMC (Ret.), who has more than 30 years' experience in all aspects of cyberspace operations, intelligence, and counterintelligence.

The Board of Directors has approved charters for each of the committees that govern and set forth their respective duties, responsibilities, and actions. These charters are available on KBR's website, kbr.com. Each committee reviews its charter annually and recommends changes, as necessary, to the Board.



KBR supported UK government and military clients during the funeral for Queen Elizabeth II last year, one of the largest peacetime security operations in the nation's history.

The composition, purpose, duties, and responsibilities of each committee are summarized below.

AUDIT COMMITTEE

Members: Mark E. Baldwin (Chair) Sir John A. Manzoni KCB Carlos A. Sabater Lt. General Vincent R. Stewart **Meetings in 2022:** 11 **Attendance:** 97% **Audit Committee Report:** Page 96	The Audit Committee: ● reviews and discusses with management and the independent auditors, and recommends to the Board for approval, KBR's annual audited financial statements, disclosures made in management's discussion and analysis of financial condition and results of operations ("MD&A"), KBR's internal controls report and the independent auditors' attestation of the report in KBR's annual report on Form 10-K; ● reviews and discusses with management and the independent auditors KBR's quarterly financial statements and MD&A disclosures in KBR's quarterly reports on Form 10-Q; ● reviews our earnings press releases and use of any non-GAAP financial measures; ● reviews and reports to the Board the scope and results of audits by our principal independent public accountants and our internal auditors; ● reviews and discusses with management and the independent auditors any issues and judgments regarding KBR's accounting principles and financial statement presentations; ● reviews and discusses with management (including the head of internal audit) and the independent auditors the effectiveness of our system of disclosure controls and internal controls, as well as critical audit matters; ● reviews KBR's major financial risk exposures and risk management policies; ● reviews and takes appropriate action with respect to any reports concerning legal and regulatory compliance or breaches of fiduciary duty; ● reviews and oversees KBR's internal audit function; ● engages our independent auditing firm each year, reviews the audit and other professional services rendered by the firm, periodically reviews the firm's qualifications, performance and independence and reviews our policy on hiring the firm's current or former personnel; ● confirms the regular rotation of audit partners as required by law; ● reviews and approves related party transactions and policies; ● reviews and verifies compliance with our Code of Business Conduct and establishes policies on making exceptions to the code; ● establishes procedures for the confidential and anonymous submission, receipt, retention and treatment of complaints received by KBR regarding accounting, internal accounting controls or auditing matters; ● reviews with other committees the internal controls, processes and disclosures relating to sustainability, human capital management and corporate responsibility and cybersecurity; and ● prepares and publishes an annual Audit Committee report, which is included in this proxy statement. Our Board has determined that each member of the Audit Committee is financially literate and qualifies as an "audit committee financial expert," as defined in SEC rules. In addition, each member of the Audit Committee is "independent" under the standards prescribed for audit committee members by NYSE and SEC rules.

COMPENSATION COMMITTEE

Members: Jack B. Moore (Chair) Lynn A. Dugle Lt. General Wendy M. Masiello Ann D. Pickard **Meetings in 2022:** 6 **Attendance:** 100% **Compensation Committee Report:** Page 74	The Compensation Committee: ● evaluates and advises the Board regarding the compensation policies applicable to our executive officers, including the specific relationship between corporate performance and executive compensation; ● reviews and recommends to the Board the corporate goals and objectives relevant to compensation for the CEO, the CEO's performance in light of these established goals and objectives, and the CEO's compensation package based on this evaluation, the results of the most recent *Say-on-Pay* Vote and other relevant factors; ● reviews the CEO's recommendations with respect to, and approves, the compensation to be paid to KBR's other executive officers consistent with the general compensation policies established by the Board and having considered the results of the most recent *Say-on-Pay* Vote; ● reviews and makes recommendations to the Board with respect to incentive compensation and other stock-based plans and identifies and sets financial and/or non-financial performance related metrics as targets; ● reviews and approves the selection of comparable peer group companies for the purpose of benchmarking CEO and other executive officers' compensation; ● administers KBR's incentive compensation and other stock-based plans; ● reviews and discusses with management the "Compensation Discussion and Analysis" and determines whether to recommend to the Board that it be included in KBR's annual proxy statement or annual report on Form 10-K; ● prepares and publishes an annual executive compensation report, which is included in this proxy statement; ● reviews the risk assessment of KBR's compensation plans to ensure that the programs do not create risks that are reasonably likely to have a material adverse effect on KBR; ● periodically reviews the compensation paid to non-executive directors and makes recommendations to the Board regarding any adjustments; ● selects an independent compensation consultant or other adviser to assist the committee in its work; and ● approves disclosures and makes recommendations to the Board regarding the disclosures on KBR's Advisory Vote on Executive Compensation and Advisory Vote on the Frequency of Advisory Votes on the Named Executive Compensation included in KBR's annual proxy statement. The Board has determined that each member of our Compensation Committee is a "non-employee director" as defined in SEC rules and an "outside director" as defined in IRS rules.

CYBERSECURITY COMMITTEE

Members: Lt. General Vincent R. Stewart (Chair) Lynn A. Dugle General Lester L. Lyles Sir John A. Manzoni KCB Jack B. Moore **Meetings in 2022:** 4 **Attendance:** 100%	The Cybersecurity Committee: ● reviews with management the status of KBR's information technology systems and risks relating to information technology; ● oversees global data privacy and security regulations compliance and requirements and assesses the effectiveness of the systems, controls and procedures used to ensure compliance; ● reviews with management KBR's data security incident response plan and program; ● oversees the selection, appointment and retention of outside advisors to review KBR's cybersecurity and data privacy program and otherwise support the Cybersecurity Committee; ● reviews the plans and methodology for the periodic review and assessment of KBR's data protection program by outside advisors, if applicable; ● reviews with management and outside advisors the findings and corresponding remediation plans from reviews, assessments and audits of KBR's data protection program; ● reviews with management the assessment of how KBR's cybersecurity and data privacy programs align with industry frameworks and standards; ● reviews with management and reports to the Board with respect to any significant cybersecurity or data privacy incident; ● reviews any disclosures made by KBR in regards to any material cybersecurity breach or incident; ● reviews and discusses with management the laws, regulations and significant legislative and regulatory developments that could materially impact KBR's cybersecurity and data privacy risk exposure, and evaluates the integrity of KBR's information technology systems, processes, policies and controls to maintain compliance; ● reviews with the Audit Committee and with management the adequacy of KBR's disclosure controls and procedures related to cybersecurity issues; ● reviews and discusses with management the current data protection best practices utilized by government entities and companies in our industry in comparison to the practices of KBR; ● reviews the appropriateness and adequacy of KBR's cyber insurance coverage; ● reviews and reports to the Board with respect to the budget and resources allocated to cybersecurity and data privacy programs; and ● meets periodically in separate executive session with KBR's General Counsel, Chief Information Officer, and Chief Information Security Officer.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Members: Lynn A. Dugle (Chair) General Lester L. Lyles Jack B. Moore Carlos A. Sabater **Meetings in 2022:** 4 **Attendance:** 100%	The Nominating and Corporate Governance Committee: ● develops, implements and reviews KBR's corporate governance guidelines; ● develops and implements a process to assess Board and committee effectiveness; ● identifies and evaluates individuals qualified to become Board members, consistent with Board-approved criteria, NYSE listing standards, and other applicable requirements; ● develops and updates criteria for Board membership and determines the composition of the Board and its committees; ● reviews and makes determinations annually regarding each director's continuation on the Board, independence status and membership on committees; ● reviews and regularly reports to the Board on succession plans and management development programs for members of executive management and the CEO; ● reviews and recommends to the Board Section 16 officer determinations; ● establishes procedures for stockholders to recommend individuals for consideration as possible candidates for election to the Board; ● establishes and maintains a Board action plan to address shareholder activism; ● reviews shareholder proposals submitted for inclusion in KBR's proxy statement and recommends any responses to the Board; ● determines stock ownership guidelines for KBR's directors; and ● reviews and recommends ways that KBR can enhance shareholder relations. The Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is independent as defined in NYSE listing standards.

SUSTAINABILITY AND CORPORATE RESPONSIBILITY COMMITTEE

Members: Ann D. Pickard (Chair) Mark E. Baldwin Lt. General Wendy M. Masiello **Meetings in 2022:** 3 **Attendance:** 100%	The Sustainability and Corporate Responsibility Committee: ● reviews KBR's policies relating to sustainability, human capital management and corporate responsibility ("SHCMCR"), including processes to ensure compliance with applicable laws and regulations; ● reviews and provides feedback on the management of current and emerging SHCMCR issues; ● oversees KBR's activities in managing major SHCMCR risk exposures, including climate change; ● oversees and receives presentations at least annually from KBR's Chief HSSE Officer, Chief Sustainability Officer, and Chief People Officer; ● reviews KBR's political and charitable contributions and social responsibility activities; ● reviews and oversees KBR's SHCMCR strategies and the implementation thereof, including carbon dioxide emission neutrality and other sustainability goals; ● reviews KBR's public sustainability report and any other applicable public disclosures relating to SHCMCR and (in conjunction with the Audit Committee) the adequacy of KBR's disclosure controls and procedures related to those reports; ● oversees KBR's development and implementation of its human capital management, including KBR's commitment to diversity, equity and inclusion, and discusses with management reports regarding the development, implementation and effectiveness of KBR's policies relating to human capital management; and ● ensures KBR has policies and procedures and periodically reviews such policies and procedures to protect our culture and values, ensure fundamental human and workplace rights, prohibit all forms of forced labor and human trafficking, ensure we operate transparently and with integrity, support human capital management, and build a safe and resilient business that considers climate change and other sustainability issues.

Enterprise Risk Management

ERM Framework

The KBR Enterprise Risk Management Organization administers a fully integrated, enterprise-wide risk management ("ERM") framework. The framework, facilitated by our ERM Lead (who reports to the General Counsel), enhances business resilience by encouraging uncertainty anticipation and resolution at all levels — from project to enterprise, globally, across all business units.

The framework is key to enabling global, real-time visibility of KBR's risk profile, where crucial adjustments are the result of risk-based strategy decisions, which in turn lead to value-added communications to stakeholders. KBR's ERM mission is essential to growing a successful and sustainable business.


BOARD
Advice & Oversight
CORPORATE FUNCTIONS
ELT
Enterprise R&O
Enterprise Strategy
GLOBAL BU LEADERSHIP
BU R&O
Business Unit Strategy
PROJECTS
Projects R&O
Projects Strategy

This inter-connected approach is a consistent, scalable, and auditable means for us to identify and manage existing and emerging risks and opportunities, both internal and external, for KBR's current and future operations, at project, business unit, corporate function, and enterprise levels.

The KBR ERM Framework comprises six phases: Identification, Assessment, Analysis, Mitigation, Monitoring, and Evaluation. This approach helps leadership see KBR's changing risk profile and enables informed strategy decisions and adjustments, better communications to stakeholders, and a common focus based on consistent and reliable data.


IDENTIFICATION
ASSESSMENT
ANALYSIS
MITIGATION
MONITORING
EVALUATION

ERM Program

Risk Management, as one of KBR's 10 Sustainability Pillars (as described in the section titled "Sustainability and KBR"), is key to driving KBR to sustainable business growth. Our resilience, success, and continued evolution depends on our ability to anticipate and respond to the constantly changing risks in our existing and future operating environments. By rooting ERM principles and practices in our culture and across our operations, we can consistently visualize the entire risk landscape, mitigate threats, capitalize on opportunities, and create value and predictable outcomes.

Every employee is empowered to identify risks and opportunities. Under KBR's ERM Policy, every risk and opportunity is assigned to an owner, who is accountable for the ongoing management, including the development and implementation of mitigation plans through to successful conclusion.

Risks and opportunities are identified and assessed consistently at the project, business unit, and enterprise levels:

- Stakeholder and multi-disciplinary subject-matter experts identify risks and opportunities and their owners.
- Owners develop detailed description, risk window, and applicability. Risks are categorized within the two-tier risk breakdown structure (taxonomy).
- Owners assess (score) risks and opportunities using a global scoring matrix for probability, commercial impact, schedule impact, reputational impact, and manageability, in three circumstances: Original (inherent, unmitigated risk), Current (residual, mitigated with existing controls and actions), and Target (acceptable position).
- Owners develop responsive action plans, including due dates and action owners.
- Owners and project/business unit/enterprise ERM focal points regularly review risk/opportunity status, current score, and the effectiveness of action plans.

All risks and opportunities are managed on our cloud-based platform, which provides consistency and real-time data analytics and reporting.

KBR's Executive Leadership Team ("ELT") convenes for dedicated risk and opportunity reviews at least three times per year. The outputs are reported to our Board of Directors twice per year, and to individual business units and projects on a regular basis. This flow of information facilitates management of risks and opportunities, on an ongoing basis, using the ERM process and tools to provide real time risk-based data.

The ELT review of enterprise risks and opportunities is carried out in the context of the changing risk and opportunity landscape and KBR's strategy, which is embedded in the process such that strategy and the interconnected risks and opportunities are aligned.


42

KBR employees in Sydney, Australia, where we provide technical training support services to the Australian Navy.

Board Oversight of ERM

Risk oversight is an integral part of the role of KBR's Board of Directors. KBR's Board holds discussions regarding risks and opportunities throughout the year.

The outputs from the ERM Program are formally presented to our Board twice per year. The ERM report includes strategic, operational, HSSE, information technology and cybersecurity, financial, geopolitical, and ESG risks and opportunities, as well as management's assessment of their likelihood and impact, the perceived trend for each (whether increasing, decreasing, or stable), and the measures being taken to monitor and manage those risks and opportunities.

While our Board has overall oversight responsibility for KBR's ERM Program, various committees of the Board also have the following responsibilities for risk oversight:

BOARD OF DIRECTORS

- Reviews semi-annual risk reports, including strategic, operational, financial, and hazard risks, as well as management's assessment of their likelihood and impact, the perceived trend for each risk (whether increasing, decreasing or stable), and the measures being taken to monitor and manage those risks.
- Reviews legal and compliance risks.
- Approves project prospects exceeding a prescribed amount of expected revenues, and all merger and acquisition prospects, after considering related commercial, legal and financial risks, agreement terms and integration process.

EXECUTIVES VIA KBR'S ENTERPRISE RISK MANAGEMENT FRAMEWORK

- Guide all business segments in consistently implementing KBR's ERM Policy and Framework.
- Report periodically to the Board on KBR's changing risk profile, enabling risk-based strategy decisions and improved communications to stakeholders.

AUDIT COMMITTEE

- Reviews with management KBR's significant financial risk exposures, as well as other areas of risk exposure if requested by the Board, and management's actions to monitor and mitigate those exposures.
- Receives periodic reports about potential exposure areas, including litigation, liquidity and capital resources, financial reporting and disclosures, and regulatory and tax risks.
- Assesses in-depth periodic reports from management regarding ethics and compliance issues, and findings from our risk assessment and control monitoring activities, such as internal controls testing, internal audits, and foreign exchange risk management.
- Conducts private sessions with KBR's Chief Financial Officer, Chief Accounting Officer, Vice President of Internal Audit, and General Counsel at each regular meeting, and with the independent auditors at each meeting prior to the release of quarterly and annual results.
- Provides a report to the full Board at each regular meeting to ensure the entire Board is informed of matters that the Audit Committee determines warrant full Board discussion.

Additional risk oversight reviews undertaken by the Audit Committee in 2022 are included in the Audit Committee Report on page 96.

COMPENSATION COMMITTEE

- Regularly considers whether incentive awards and the related performance goals are aligned with our Code of Business Conduct and don't encourage undue risk-taking.
- Oversees annual compensation risk assessment and, if appropriate, recommends changes to our compensation program to mitigate potential risks.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

- Oversees compliance risks related to KBR's governance structure and policies.
- Reviews succession plans and management development programs for senior executive management to ensure business continuity.

CYBERSECURITY COMMITTEE

Oversees KBR's information technology systems (i.e., processes, policies, controls and procedures) to:

- identify, assess and manage risks related to cybersecurity and data privacy;
- respond to and manage cybersecurity threats, including cybersecurity incidents; and
- comply with legal and regulatory requirements governing data security and protection.

SUSTAINABILITY AND CORPORATE RESPONSIBILITY COMMITTEE

- Oversees KBR's activities in managing its major risk exposures within the sustainability, climate, environment, human capital management (including diversity, equity and inclusion, and workforce health, safety and physical security) and corporate responsibility development areas.
- Receives periodic reports from KBR's Global Sustainability Committee related to these risk exposures and KBR's efforts to mitigate the potential risks.

Global Disruption

KBR's Global Disruption enterprise risk identifies events such as global conflicts and other disruptions, and the responses to them, that may cause regional and global societal and economic disruptions, interrupt and impact KBR's business operations, or affect the supply chain, infrastructure availability, workforce availability, and cash flow.

As an essential business with obligations to continue delivering to our customers on a global scale, it is critical that we prioritize the health and safety of our employees. Our Board and ELT regularly discuss and evaluate the mitigating actions KBR has taken, including implementing remote and hybrid working options wherever possible. We believe our proactive risk management has enabled us to build resiliency against current and future disrupting events.

The mitigating actions underpinning the Global Disruption enterprise risk are regularly assessed for ongoing applicability and sufficiency. These actions include critical assets management, targeted cost reductions, proactive cash management and financial planning, and the implementation of global and location-specific emergency response, business continuity, communications, and IT plans.

Our Board and ELT continue to actively oversee and adjust as required our ongoing response to evolving global events and the future strategic and operational opportunities emerging from it.

Management Succession Planning

As required by our Corporate Governance Guidelines, the Board of Directors, with input from the Nominating and Corporate Governance Committee, the Chair of the Board, and the CEO, regularly reviews KBR's succession plan and management development programs for all senior management positions. One of the elements that the CEO is evaluated on each year is the robustness of the executive succession plan, including assessment and development of internal candidates for the CEO and top-level executive positions.

The entire Board addresses issues relating to CEO succession planning regularly, and no less than annually, facilitated by the non-executive Chair of the Board. While the Nominating and Corporate Governance Committee performs the initial review of KBR's succession plans and makes recommendations to the Board as necessary, the entire Board has primary responsibility for CEO succession planning and develops both long-term and contingency plans for this purpose. This process necessarily involves developing and reviewing criteria for the CEO position that reflect KBR's business strategy, and identifying and developing internal candidates or recognizing the need for external candidates, as appropriate.

Board and Committee Evaluations

At the direction of our Nominating and Corporate Governance Committee, our non-executive directors complete annual questionnaires regarding the performance of our Board of Directors as a group and the performance of the Board committees they serve on. The Nominating and Corporate Governance Committee presents the results of the questionnaires, which are compiled anonymously, to our Board at regularly scheduled meetings. These annual performance reviews are intended to enhance the overall effectiveness of our Board and its standing committees.

Board Refreshment

Process for Selecting New Directors

The Board has delegated to the Nominating and Corporate Governance Committee the duty of selecting and recommending prospective nominees to the Board for approval. The Nominating and Corporate Governance Committee considers suggestions of candidates made by current committee and Board members, KBR management, and stockholders. The Committee also may retain an independent executive search firm to identify candidates for consideration. Stockholders may suggest candidates for nomination by contacting the Nominating and Corporate Governance Committee in the manner provided below under "Contact the Board."

BOARD REFRESHMENT
Since 2017:

5 NEW INDEPENDENT DIRECTORS

2017	2020	2021	2022
1 new director	**1** new director	**2** new directors	**1** new director

1
IDENTIFY CANDIDATE

The Committee considers suggestions of candidates made by current committee and Board members, KBR management, and stockholders.

2
PRELIMINARY REVIEW CANDIDATE INFORMATION

The Committee reviews information provided by the person recommending the candidate and the committee's (and other Board members') knowledge of the candidate to determine whether to carry out a full evaluation. This preliminary determination is based on the need for additional Board members (or for directors with particular skills or experience) and assesses the likelihood that the candidate will meet the Board membership criteria listed on the next page.

3
EXTERNAL REPORT BY EXECUTIVE SEARCH FIRM

If a candidate warrants additional consideration, the Nominating and Corporate Governance Committee may request an independent executive search firm to gather information about the candidate's background, experience, and reputation, and to report its findings to the committee. After reviewing that report, the committee then determines whether to interview the candidate.

4
INTERVIEW WITH CANDIDATE

Interviews are carried out by one or more members of the committee and others as appropriate.

5
COMMITTEE RECOMMENDATION

Once the evaluation and interview are completed, the committee provides feedback and recommendations to the Board. The Board makes a determination of nominees after reviewing that input.

Director Qualifications

Candidates nominated for election or re-election to the Board of Directors should possess the following qualifications:

- the highest personal and professional ethics, integrity and values;
- an inquiring and independent mind;
- practical wisdom and mature judgment;
- broad training and experience at the policy-making level in business, government, or technology;
- expertise that is useful to KBR and complementary to the background and experience of other Board members;
- willingness to devote the required amount of time to carrying out the duties and responsibilities of Board membership;
- commitment to serve on the Board for several years to develop knowledge about KBR's principal operations;
- willingness to represent the best interests of all stockholders and objectively appraise management performance; and
- involvement only in activities or interests that do not create a conflict with a director's responsibilities to KBR and our stockholders.

The Nominating and Corporate Governance Committee is responsible for assessing the appropriate mix of skills and characteristics required of Board members in the context of the needs of the Board at a given point in time. These criteria are periodically reviewed and updated. The Nominating and Corporate Governance Committee may consider diversity in personal background, race, gender, age, and nationality when evaluating individual candidates, but KBR does not have a formal policy with regard to any particular aspect of diversity.

Stockholder Engagement

We actively engage with our investors throughout the year. Senior executives meet with analysts and investors at our Investor Days and host Investor Calls, and our Corporate Secretary reaches out to our largest 25 investors twice a year.

In 2022 we met or initiated contact with investors representing

≈77 %

of our outstanding shares

100%

of our top 25 investors

How we engaged with investors

We bi-annually invite our largest 25 investors to discuss agenda items for the annual meeting, topics to consider for the next proxy season, and any other items that interest them.

We regularly report our investors' views to our Board of Directors. Our Compensation Committee considers these views when developing our executive compensation program, and our Sustainability and Corporate Responsibility Committee considers these views when reviewing our sustainability goals and progress.

We engage through quarterly conference calls, our investor relations website, and individual meetings and calls.

Topics discussed with our investors

- governance and financial performance of the company
- our executive compensation program, the say-on-pay proposal, and other agenda items for the annual meeting, as well as say-on-pay results and actions to be taken after our annual meeting
- environmental, social, and governance matters
- recent and upcoming improvements in our proxy statement and sustainability report disclosures

Director Orientation and Education

During director orientation, our new directors typically meet with the rest of our Board and senior executives before attending their first Board and committee meetings. These preliminary meetings ensure that our new directors are well-informed about KBR's current matters in addition to the broad scope of our businesses. Our new directors also visit project sites and attend town hall meetings to gain more in-depth knowledge of our business practices, including Zero Harm.

Continuing education for our directors is both important and necessary due to the fast pace at which business and technology are evolving. Generally, every quarter our Board is presented with an educational program. Recent topics have included cybersecurity, data protection, data privacy, digitalization, internal controls, governance, sustainability, and workplace culture. In addition, our directors participate in continuing education outside KBR (at KBR's expense) covering a wide range of topics, such as audit matters, board effectiveness, cybersecurity board governance, finance, and strategy and innovation.

Board Practices and Procedures

Attendance at Meetings

	Number of meetings	Full Board Attendance
Board of Directors	12	97%
Audit Committee	11	93%
Compensation Committee	6	98%
Cybersecurity Committee	4	100%
Nominating and Corporate Governance Committee	4	98%
Sustainability and Corporate Responsibility Committee	3	100%
Board and All Five Standing Committees	40	97%

Board members are expected to make every effort to attend the meetings of the Board and the committees of the Board on which they serve, as well as annual stockholder meetings. KBR's directors attended 97% of the aggregate of all meetings of the Board and all meetings of each of the five standing committees during 2022. All of our directors attended our 2022 Annual Meeting of Stockholders.

The Board of Directors meets each year immediately following the Annual Meeting of Stockholders and at least four other times per year. Additional regular meetings are scheduled as needed, and special meetings may be called by the Chair of the Board, the Chief Executive Officer, the President, the Corporate Secretary, or a majority of the directors in office. KBR's Bylaws permit action to be taken without a meeting if all members of the Board consent to such action in writing or by electronic transmission. During 2022, the Board of Directors held nine regular meetings and three ad hoc meetings, eight of which were conducted virtually. The Chair of the Board presides at all Board meetings.

During regular Board meetings, KBR's independent non-executive directors meet in scheduled executive sessions, presided over by our independent, non-executive Chair of the Board. During 2022, the non-executive directors met without management seven times.

Retirement Policy

Non-management directors may not seek re-election once they reach the age of 75; however, this retirement age may be extended under special circumstances if the Board deems it to be in the best interest of KBR. In each of 2020 and 2021, the Board approved the recommendation of the Nominating and Corporate Governance Committee to grant a 12-month extension to the mandatory retirement age for General Lester Lyles, our independent, non-executive Chair of the Board, who turned 75 on April 20, 2021.

In 2023, the Nominating and Corporate Governance Committee and the Board determined that it was in the best interest of KBR to further delay General Lyles's mandatory retirement because they believed it was crucial to maintain his leadership and benefit from his significant knowledge, skills, and industry experience, including in the government, defense, and space fields. General Lyles agreed to continue serving on the Board for at least another year past KBR's 2023 annual meeting of stockholders, and the Board approved the recommendation of the Nominating and Corporate Governance Committee to grant a third, 12-month extension to the mandatory retirement age for General Lyles. With the third, 12-month extension, General Lyles's retirement from the Board will be effective immediately prior to the KBR annual meeting of stockholders following his 78th birthday; provided, however, that if agreed to by mutual consent, General Lyles may continue to serve on the Board for an additional extended period of time past KBR's 2024 annual meeting of stockholders.

Management directors must retire from the Board at the same time they leave employment with KBR unless the Board approves continued service as a director.

Service on Other Boards

KBR directors may not serve on the boards of directors of more than four other publicly held companies or investment companies. In addition, directors serving on the KBR Audit Committee may not serve on the audit committees of more than two other public companies. Directors must advise the chair of the Nominating and Corporate Governance Committee before accepting an invitation to serve on another board.

Anti-Hedging Policy

Our anti-hedging policy prohibits all directors, employees, and agents from speculative trading in our securities; engaging in hedging transactions using our securities; "short selling" our securities; and trading derivative securities, such as put options, call options, swaps, or collars related to our securities.

Corporate Governance Materials

To ensure that our stockholders have access to our governing documents, we provide copies of our Code of Business Conduct, Corporate Governance Guidelines, and the charters of each of our standing Board committees on our website at kbr.com under "Who We Are," "Our Company," "Corporate Governance." Copies will be provided to any stockholder who requests them by writing to our Investor Relations Department at: 601 Jefferson Street, Suite 3400, Houston, Texas 77002.

Our Code of Business Conduct applies to all directors, officers, and employees of KBR, and all employees of KBR's agents. KBR intends to satisfy SEC disclosure requirements regarding amendments to, or waivers from, any provision of the Code of Business Conduct by posting such information on our website.

How to Contact the Board

KBR invites stockholders and other interested parties to communicate with the Audit Committee and the Board of Directors. Concerns may be reported anonymously or confidentially via the KBR Ethics Hotline at ethics.kbr.com or 1-800-461-9330 (instructions for dialing internationally are provided on the ethics.kbr.com homepage).

You may communicate with our Board of Directors, the non-executive directors, or any Board committee by mail (Board of Directors c/o Director of Business Conduct, KBR, Inc., P.O. Box 3406, Houston, Texas 77253-3406) or e-mail (fhoukbrbod@kbr.com).

Our Director of Business Conduct reviews all communications directed to the Audit Committee and the Board of Directors. The Chair of the Audit Committee is promptly notified of any significant communication involving accounting, internal controls, auditing matters, or similar issues. Communications addressed to a named director are promptly sent to the director. Communications directed to the non-executive directors are promptly sent to the non-executive Chair of the Board. A report summarizing the significant communications is sent to each director quarterly, and copies of communications are available for review by any director, except that those items addressed to the non-executive directors are not available to executive directors.

Sustainability and KBR

Vision: to create a better, safer, and more sustainable world.

Building on our strong legacy as leaders in science, technology, and engineering, today we are uniquely positioned to deliver world-class solutions that help our customers build a better, safer, and more sustainable world. Our One KBR Values underpin that mission and guide our governance, operations, business practices, and behaviors. KBR's Code of Business Conduct (the "Code") and other key policies including our Global Sustainability Policy, Global Human Rights Policy, and Global Environmental Policy define our intentions for preserving our planet and advancing society while pursuing business growth.

Our Sustainability Pillars — ten key areas of focus across our company spanning people, the planet, and governance — are the foundation of our sustainability efforts and closely correspond with the United Nations' (UN) Sustainable Development Goals (SDGs). As signatories to the UN Global Compact, we are committed to ensuring that our business is firmly aligned with SDG principles and that they serve as the benchmark for accomplishing our sustainability goals.


PEOPLE
PLANET
PRINCIPLED GOVERNANCE
BELONGING GROWING THRIVING
INNOVATING PROTECTING REGENERATING
HONEST TRANSPARENT ACCOUNTABLE
WE VALUE OUR PEOPLE • WE EMPOWER
WE DELIVER • TEAM OF TEAMS
WE ARE PEOPLE OF INTEGRITY
17
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
UN sustainable development goals
We strive to create a better, safer and more sustainable world
Proud history bright future

Our Sustainability Pillars and ESG Focus Areas Within Each Topic

PEOPLE	ESG TOPICS
Inclusion & Diversity (I&D)	Talent and Development Employee Engagement Cybersecurity and data privacy Global human rights
Health, Safety & Security (HSS)	Physical Mental health and well-being
Community Reach	Corporate Giving • Donation / Charity • Volunteering Project social impact and value • Community Engagement • Livability

PLANET	ESG TOPICS
Climate Change and Action	Net Zero and carbon reduction plans
Recycle/Reuse	Circular Economy • Waste management / reduction • Material use Biodiversity • Habitat protection • Land use Natural Capital • Water quality • Air quality • Ground quality
Efficient Energy	Renewable Energy Energy Transition
Sustainable Travel	

GOVERNANCE	ESG TOPICS
Risk Management	
Governance	Business Integrity (COBC)
Supply Chains	Sustainable Supply Chain Management

Measuring our Impact

Our top-line KPIs — Net-Zero Roadmap and Inclusion & Diversity — are incentivized via our short-term incentive plans for key executives. We publicly report our sustainability performance via universally recognized frameworks and standards, and we regularly engage with our key stakeholder groups as part of our materiality assessment and for continuous improvement.

Environmental Impact

We have made a significant investment in our environmental impact and circular economy products. Hydro-PRT®, our revolutionary plastics recycling technology, has successfully broadened opportunities and customers across the globe. The strategic acquisitions of Frazer-Nash Consultancy, Harmonic, and Vima continue to strengthen our differentiated advisory consulting capability and accelerate our journey to deliver innovative, digitally enabled and sustainable solutions to governments and companies around the world.

From a business practice perspective, our Global Sustainability Policy, Global Environmental Policy and related procedures outline the commitments, expectations and responsibilities for each employee and project team, in addition to the actions and processes necessary for meeting identified targets and objectives for each areas of the environment. For large scale projects, we measure, manage, and monitor our use of natural resources, including energy, water, and materials, and seek to reduce and recycle waste throughout our project work. We also proactively protect and regenerate biodiversity and natural habitat in certain areas where we conduct our business.

KBR's Climate Action Plan and Net-Zero Roadmap

At KBR, we acknowledge the immediate need for comprehensive action to address the impacts of climate change. In 2021, we established a net-zero carbon roadmap team to develop science-based targets and respective reduction programs and initiatives. In 2022, we established a climate risk working group to support the businesses in identifying climate risks and risk management programs in line with the Task Force on Climate-related Financial Disclosures (TCFD) framework.

The net-zero project is one of the cornerstones of our climate action, and through this project, we seek to understand our GHG emission problem areas and formulate reduction programs and initiatives accordingly. We have committed to setting science-based emissions reduction targets and are developing a net-zero roadmap based on the criteria and recommendations of the Science Based Targets initiative (SBTi). Committing to the SBTi allows us to have a decarbonization pathway based on real and tangible reductions in carbon emissions.

We have been a carbon-neutral company since 2019, achieving carbon neutrality across Scopes 1 and 2 and business travel by offsetting our corporate carbon footprint of 2019, 2020, and 2021. Each year we continue to invest in carbon neutrality while we focus our attention on absolute reductions over time.

We are a 'Business for 1.5°C' campaign member, part of the UN-backed Race to Zero campaign, and a member of the Climate Ambition Alliance, confirming our commitment to the most ambitious carbon reduction pathways.

Social Impact

KBR's extensive policies, procedures, and codes of conduct are designed and implemented to maximize social value and impact for all our stakeholder groups. Our key areas of social impact and human capital development are reflected in our People Strategy, as outlined on the following page.

People Strategy

Human Capital Management

Every day, the people of KBR help solve some of the world's most challenging scientific, technological and engineering problems. From our promising new interns to world-renowned experts, this diverse Team of Teams delivers for our customers, so in turn, we put them first. At the end of 2022, we employed approximately 30,000 people performing diverse, complex and mission critical roles in 34 countries. In addition, our unconsolidated joint ventures employ approximately 9,000 employees.

Our Employee Value Proposition ("EVP") as illustrated on this page is the unique set of experiences and offerings that help differentiate KBR from other competitors for our employees' time and talents and describes in practical terms how we put our people first.


CULTURE
CAREER
WORK ENVIRONMENT
COMPENSATION
BENEFITS

Purpose & Values

At the tip of our EVP is Purpose and Values. Our vision is to bring together the best and brightest employees to deliver technology and solutions that help our customers accomplish their most critical missions and objectives. We believe the work we do is important and inspiring, enabling us to attract and retain some of the world's best talent, who thrive in this purposeful environment where they can make a difference.

Our values are the glue that binds us together across our diverse global cultures, guiding our behavior and decision making across KBR. Since refreshing our values in 2020, we have embedded them in our business processes, celebrated employees who epitomize our values-led behavior and established them as a foundation for our learning and development activities. Even with the challenges of transitioning to a long-term hybrid and remote working environment, we have been successful in maintaining our corporate culture as our employees have told us that their experience is fully aligned to our values.

While our One KBR Values illustrated below unite us, as a global business operating in distinct markets and environments, we recognize and respect that our cultures are different. Acknowledging this diversity, our sustainability culture weaves a golden thread through KBR. Our employees take enormous pride in being part of an organization with a philosophical, practical, and proven commitment to Zero Harm as described below.


WE VALUE OUR PEOPLE
Our people are the heart of everything we do. We are dedicated to creating diverse and inclusive work environments in which every member of our team of teams feels safe, supported, respected, trusted and valued, and where each person is given opportunities to grow and reach their full potential.
WE DELIVER
We are our clients' trusted partner. We are uncompromising in our commitment to deliver innovative, high-quality, technology-led solutions for them, and exceptional, sustainable value for all our stakeholders, underpinned by strong commercial and operational discipline.
WE ARE PEOPLE OF INTEGRITY
We are people of character, who value honesty, trust, courage, fairness, prudence and tenacity. We believe doing what's right for the planet, the communities where we live and work, and our people is good for our business. We will not sacrifice our integrity.
WE EMPOWER
We empower all our people with a shared purpose, the right tools and the supportive culture they need to be proactive, to be adaptive to change, and to succeed. We trust them to be independent decision-makers who aren't afraid to meet any challenge head on and who proudly own their work.
WE ARE A TEAM OF TEAMS
We have a will to succeed, individually and as a company, but we value the achievements of our team of teams over our individual accomplishments. Our collective focus powers our operational excellence, fuels our passion for delivering for our customers, and makes us a better, stronger, more effective and efficient company. We are ONE KBR.

Health and Safety

We are subject to numerous worker health and safety laws and regulations. In the U.S., these laws and regulations include the Federal Occupational Safety and Health Act and comparable state legislation, the Mine Safety and Health Administration laws and safety requirements of the Departments of State, Defense, Energy and Transportation of the U.S. government. We are also subject to similar requirements in other countries in which we have extensive operations, including the U.K. where we are required to comply with the various regulations enacted by the Health and Safety Act of 1974. These laws and regulations are frequently changing, and it is impossible to predict with certainty the effect of such laws and regulations on us in the future.

Our commitment to the health and safety of each employee as well as anyone we work with is the foundation of our Zero Harm culture. We know that our employee's willingness to implement each commitment into their daily work tasks is vital to our operations and has contributed to our strong safety performance among our customers, partners and peers.


WHAT IS KBR'S ZERO HARM 24/7
Transactional HSSE Management +
Transformational Leadership
TSTI
Pre-Task Risk Assessment and Mitigation
Courage to Care Conversations
Safety Observation/ Intervention Process
MyKey
Stop Work Authority
Safety Energy
Leading Indicator Index
The Keys
KBR Minimum Standards and Expected Behaviors
Incident Investigation Process
Organizational Learnings
Personal Relationship with Safety
Genuine Belief that Zero Harm is Achievable
Mindset Intolerant of Incidents
Home, Work and Play
Values Based Versus Priority Based
Do the Right Thing
Organizational Learnings
Visible Interdependent Behaviors
Recognizing Achievements

The six core processes that comprise our Transactional Health, Safety, Security, Environmental ("HSSE") Management that lead to Transformational Leadership are non-negotiable KBR safety standards that are required to be observed and followed by employees and contractors at all locations and projects. By requiring all of our employees to personally internalize and adhere to these standards, we aim to safeguard our individual health and safety and the well-being of all those around us.

The way we live, work and interact was abruptly altered with the COVID-19 pandemic, but KBR remained vigilant and our people's commitment to health, safety and security never wavered during this challenging time. KBR quickly implemented safe work practices and procedures aimed at keeping our employees, contractors and visitors safe during the pandemic.

We believe KBR has provided the tools and processes our people need to achieve the mindset of 24/7 Zero Harm. One process known as the Courage to Care Conversation is instrumental in developing a continual awareness of unsafe acts through observation, intervention and conversation. A web-application to log a conversation was created in-house and is available to all KBR employees. The goal of the Courage to Care Conversation is to continuously evaluate the work environment and to focus on people and their actions.

Thanks to our people's commitment to our Zero Harm culture, we recorded another consecutive year of industry-leading HSSE performance, with a total recordable incident rate of 0.08.

Our Journey to Zero Harm has allowed us to create a company culture where safe execution is non-negotiable and people take responsibility and accountability. When it comes to safety, we strive for one number: Zero.

Ethics & Compliance

Our Code is essential to how we as a Team of Teams interact with the world around us and to our success. The Code is based on our One KBR Values, and, in particular, "We are People of Integrity" guides us in everything we do. We will be rolling out a revised Code in the first half of 2023 that aligns more closely with our values, demonstrates KBR's commitment to integrity and provides additional guidance to employees about how to always make integrity-based decisions.

We believe an ethical culture, where employees are treated fairly, respectfully, and without favoritism, is key to employee satisfaction and retention. We promote a speak-up culture where employees are comfortable with making reports of possible unethical behavior and workplace issues. The Business Integrity Team has implemented a Question Manager as part of our Ethics Hotline for employees to receive advice, confidentially or anonymously, for ethical or other inquiries. Employees speaking-up and reporting issues enables us to address and remediate these issues early and effectively while instilling confidence that employee concerns are heard and addressed. The recent People Perspective Survey indicates that a significant majority of our employees feel safe to report misconduct and reflects our dedication to an ethical culture.

Retaliation is not tolerated and undermines a speak-up culture. Our Code sets forth our anti-retaliation commitment, which is reinforced in our communications and our annual Ethics training. To further convey to the workforce that reports of unethical behavior are investigated and remediated, the Ethics training incorporates incidents of past misconduct. The "lessons learned" approach provides further guidance to employees that unethical behavior will not be tolerated and demonstrates our continued commitment to our value: We are People of Integrity.

Career

As well as providing meaningful work from Day 1, our employees and job applicants are attracted to KBR because of the opportunity to develop personally and reach their full potential. Therefore, Career Development is a valuable component in our EVP. We have a good reputation for providing growth opportunities and continued to focus on enhancing these growth prospects in a number of ways throughout 2022.

Early Career Professionals

In 2022, we continued to provide technical and professional development, networking and community outreach opportunities through IMPACT, our long-standing Employee Resource Group ("ERG") for early career professionals. Initiatives in 2022 included:

- One Ocean, where IMPACT members work with schools and environmental and like-minded organizations to develop creative, practical solutions to ecological challenges facing the world today;
- Virtual site visits, where graduates and other employees have used HoloLens technology to see how their engineering designs are coming to life on the other side of the planet; and
- Launch Pad, a newly developed one-stop shop of learning and educational resources to help early career professionals jumpstart their professional development journey within KBR.

Technical Professionals

For our Technical Talent, our One KBR Tech Fellows program provides funding and opportunities for these world-leading scientists and technical professionals to conduct advanced research into topics ranging from carbon capture to machine learning. Our Fellows also provide valuable input into strategy development, business development and talent development within KBR. KBR Communities of Interest ("COIs") are collaborative, virtual forums for subject matter experts and those who support them. Our COIs continue to evolve, ensuring that subject matter experts across the globe can connect and collaborate on Data Science & Analytics, Digital Engineering, Cloud, Cyber and other technical specialties that inform our customers' and society's greatest challenges today.

Leadership

In 2022, another cohort graduated from our Global Leadership Development Program designed to expand the capabilities of future C-suite leaders. As well as developing strategic thinking through research projects ranging from sustainability investments to digital supply chain solutions, these leaders attended intense learning events focused on executive skills and leading courageously and with integrity. At the other end of the leadership career ladder, we completed the pilot of our new Front Line Leaders program, designed to support employees newly transitioning into these critical roles. Following the success of this pilot, we plan to roll the program out globally, starting in 2023.

Succession Planning

In 2022, we significantly expanded the scope of our Talent Calibration conversations, covering almost 3,000 KBR employees in this rigorous assessment of performance and potential. As well as providing organization-wide talent trends and data, these conversations lead to individual career plans and added rigor to our succession plans. The Nominating and Corporate Governance Committee of the Board received regular updates on this process throughout the year, culminating in detailed discussions on updated succession plans for the CEO and ELT.

Performance Management

2022 also saw the expansion of our new agile approach to performance management, focused on forward-looking discussions on performance and priorities between managers and their team members. Our employee survey showed that this modern, real-time performance management approach was welcomed by a majority of participants, helping us retain critical talent, so in 2023 we plan to adopt Agile Performance & Development across KBR.

Work Environment

Central to our EVP is the overall employee experience at KBR, and we aim to differentiate KBR by creating the best work environment that we can for our employees, encompassing matters such as our approaches to Inclusion & Diversity ("I&D"), Employee Engagement and Employee Resource Groups.

The adoption of flexible working practices for many people in KBR continues to help us attract and retain the best talent, no matter where in the world they work. Additionally in 2022, our major businesses and functions also started introducing more flexible working practices, such as part-time or job-share opportunities, to widen our talent reach even further. Our employees appreciate this approach as evidenced by our survey results.

Inclusion & Diversity

At KBR, we aim to become a magnet for diverse talent, known for a culture of belonging and equality. Our commitment to I&D helps us innovate, helps our global Team of Teams perform and helps create an environment where everyone can belong. We believe we have made significant progress over many years and our progress is acknowledged by our employees.

To help us continue our progress in I&D, we review trends and patterns using anonymized employee demographics to ensure we are providing equality of opportunity for all. We plan to expand our data capture further in 2023, encompassing veteran status and sexual preference. Having this data helps us monitor our I&D progress, however, we respect our employees' right to privacy. We maintain strict confidentiality for all those who voluntarily disclose and provide opt-out options for those who prefer not to disclose their personal information.

As of December 31, 2022, our employees voluntarily self-disclosed the following gender and race/ethnicity demographics:


Gender
0.1%
0.1%
25.9%
73.9%
Male
Female
Prefer Not to Answer
Not Disclosed
Other Gender Identity


Race / Ethnicity
1.9%
1.6%
5.7%
5.9%
6.5%
7.5%
50.2%
20.7%
White
Asian
Black
Not Disclosed
Hispanic or Latino
Prefer Not to Answer
Mixed or Multiracial
Other Ethnic Group

Our Board of Directors is 30% female and 30% ethnic or racial minority. Our ELT is 25% female and 8% ethnic or racial minority.

In 2022, our I&D Council researched best practices for inclusion of people with disabilities, advancement of women into operational and business leadership roles and retention of diverse talent. We plan to incorporate their recommendations into our I&D Improvement Plans in 2023 for every business and function. Their continued efforts help us to further build our reputation as a leader in this space, which was once again epitomized in 2022 when we retained our listing as one of Fortune's World's Top Female-Friendly Employers.

Employee Engagement

Our annual employee survey measures our progress through the eyes of our people. Having completed our first global survey in 2021, in 2022 we went a step further by partnering with Great Place to Work to conduct the survey on our behalf, enabling us to expand the languages in which the survey was conducted and benchmark how we perform compared to other similar organizations. As well as facilitating a dramatic increase in participation levels, this partnership resulted in KBR being certified as a Great Place to Work in several countries, including the U.S., U.K., Australia, and India.


MERGE
MINORITY EMPLOYEE RESOURCE GROUP EMPOWERMENT
Committed to Diversity, Equity and Inclusion

Several KBR employee resource groups, including MERGE, participated in Zero Harm Day festivities in Houston, Texas. MERGE was created as a vehicle for employees of underrepresented demographics to freely express ideas and to develop new initiatives with a community of like-minded individuals.



KBR celebrated India Independence Day in the office with employees.


AmCham
Saudi Arabia
CONNECT | GROW |
Serving the American business community in Saudi Arabia
U.S. COMMERCIAL SERVICE

Women of KBR attending The American Chamber of Commerce in Saudi Arabia, which serves as a platform for the American business community to connect, grow and prosper.

We were also pleased to note significant improvements in a number of survey focus areas from 2021, including:

- Promotions – we launched guidance for employees and managers in 2022 to ensure our promotions processes are fair and transparent, resulting in a substantial increase in positive scores for this survey topic;
- Fun – with people regularly back in the workplace, our social scene has been on overdrive in 2022 and we made a concerted effort to celebrate individual and team successes, resulting in another significant uplift in survey scores for this survey topic; and
- Development – the roll-out of Agile Performance Management and other initiatives outlined above helped secure a positive response from employees regarding career and personal development.

In addition to the 12,000 employee comments, the data from our survey was reviewed in detail by different team leaders and across different business areas, resulting in tailored action plans that are already being executed across KBR.

Employee Resource Groups (ERGs)

During 2022, we undertook a global communications program focused on Connections, to help reinforce our Team of Teams value in the new world of hybrid working. Our Connections program also benefited from the inspiring work of our ERGs, which we believe continues to provide a crucial platform for all employees to have a voice at KBR. As well as IMPACT's work described above, we have OK NoW, focused on Mental Health & Fitness, and a range of I&D focused ERGs, which come together to collaborate in the All-In Community. With events ranging from book clubs and picnics to discussions on pay equity and mindfulness, the ERGs create a vibrant community for networking, advocacy and education across KBR.

Compensation & Benefits

The final piece of the EVP puzzle relates to our remuneration strategy and how we provide a good total reward package to our people. Competition for talent continued to be fierce in 2022, compounded by high levels of inflation in the general economy. Recognizing the impact of the fluid economic environment on our employees, at the beginning of the year, we committed to carry out an additional mid-year salary review. By staying current with pay trends and partnering with our customers, we applied an additional increase in compensation mid-year for select employees across various levels in the organization. We simultaneously embedded a systematic approach to pay equity and are increasing our focus on pay transparency, both of which support our I&D strategy.

Through 2022, we introduced improved benefits packages for many employees. For example, we undertook a comprehensive benefits strategy review in the US, and designed innovative offerings based on direct employee feedback, which helped address their diverse personal preferences. We also focused on family-friendly benefits as part of our benefits roadmap in 2022 and have enhanced our parental leave offerings across the U.S., U.K., and India.

Talent Acquisition

While the different components of our EVP outlined above help us attract and retain some of the best talent in KBR, we recognize that the 'war for talent' demands continued innovation and improvement in Talent Acquisition. In 2022, we invested considerably to raise KBR's brand awareness while providing an attractive and streamlined candidate journey to ensure we have the right people in the right place at the right time.

We appointed one of our senior People function leaders as a global leader for talent acquisition, helping bring together our community of recruiters to identify and institute best practices from sourcing to onboarding.

At the same time, we have increased our social media presence through campaigns such as 'Belong, Connect, Grow – Change the World' on LinkedIn, which focuses on real people doing important work and creates a buzz around KBR. Our brand collateral has also expanded, with new videos being produced, innovations such as a 'digital postcard' which highlights our EVP and tells the compelling KBR story, and a refreshed Career Site showcasing our people, our values and our impact on society.

During 2022, we also invested in a new Candidate Relationship Management platform that is integrated with our HR system. This platform uses artificial intelligence to promote suitable career opportunities to candidates, helps implement ongoing marketing campaigns and enables recruiters to focus on attracting and securing talent rather than dedicating time and resources to administrative matters.

Finally, upskilling and supporting hiring managers has also been a major area of focus, as they re-learn the skill of 'selling' to candidates at the same time as assessing their suitability for a role at KBR. We have provided them new support materials such as our Hiring Manager Playbook which includes tips, FAQs, key statistics and other practical guidance to help us secure the best talent.

As a result of this innovation and team effort, we hired over 7,000 employees in 2022, supporting our ability to deliver excellent solutions for our customers and meet our strategic growth targets. Of the new hires, 27% are female and 47% are an ethnic or racial minority.

Security Ownership of Certain Beneficial Owners and Management

The table below sets forth certain information, as of March 1, 2023, regarding the beneficial ownership of KBR's common stock by persons known by KBR to beneficially own more than five percent of its outstanding common stock, each director or nominee, each of the named executive officers referenced in the Summary Compensation Table contained in this proxy statement, and all directors and executive officers as a group. Information regarding five percent stockholders in the table and footnotes is based on the most recent Statement on Schedule 13G or 13D or amendment thereto filed by each such person with the SEC, except as otherwise known to KBR. To our knowledge, except as otherwise noted in the footnotes to this table or as provided by applicable community property laws, each individual has sole voting and investment power with respect to the shares of common stock listed in the second column below as beneficially owned by the individual.

	Shares of KBR Common Stock Beneficially Owned	
Name and Address of Beneficial Owner(1)	Number of Shares(2)	Percentage of Class
FMR LLC(3) 245 Summer Street, Boston, Massachusetts 02210	14,066,269	10.232%
The Vanguard Group(4) 100 Vanguard Boulevard, Malvern, Pennsylvania 19355	13,213,907	9.63%
BlackRock, Inc.(5) 55 East 52nd Street, New York City, New York 10055	13,029,860	9.5%
Invesco Ltd.(6) 1555 Peachtree Street NE, Suite 1800, Atlanta, Georgia 30309	7,117,119	5.2%
Stuart J. B. Bradie(7)(8)	703,684	*
W. Byron Bright, Jr.(8)	62,163	*
J. Jay Ibrahim(7)(8)	110,692	*
Jennifer C. Myles(8)	30,656	*
Mark W. Sopp(8)	122,288	*
Mark E. Baldwin(8)	58,700	*
Lynn A. Dugle(7)(8)	13,900	*
General Lester L. Lyles, USAF (Ret.)(7)(8)	74,409	*
Sir John A. Manzoni KCB(8)	3,794	*
Lt. General Wendy M. Masiello, USAF (Ret.)(8)	35,958	*
Jack B. Moore(8)	58,414	*
Ann D. Pickard(8)	45,181	*
Carlos A. Sabater(8)	7,443	*
Lt. General Vincent R. Stewart, USMC (Ret.)(8)	7,417	*
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (18 PERSONS)(7)(8)(9)	**1,408,078**	*****

* *Less than one percent (1%).*

(1) *The address of each of the named executive officers and directors is c/o KBR, Inc., 601 Jefferson Street, Suite 3400, Houston, Texas 77002.*

(2) *Beneficial ownership means the sole or shared power to vote, or to direct the voting of, shares of KBR common stock, or investment power with respect to KBR common stock, or any combination of the foregoing. Each director and executive officer and the directors and executive officers as a group beneficially own less than 1% of the outstanding shares of KBR common stock.*

(3) *Based solely on an amendment to Schedule 13G filed February 9, 2023, FMR LLC is deemed to be the beneficial owner of 14,066,269 shares as a result of being a parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).*

(4) *Based solely on an amendment to Schedule 13G filed February 9, 2023, The Vanguard Group is deemed to be the beneficial owner of 13,213,907 shares as a result of being an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).*

(5) *Based solely on an amendment to Schedule 13G filed January 27, 2023, BlackRock, Inc. is deemed to be the beneficial owner of 13,029,860 shares as a result of being a parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).*

(6) *Based solely on a Schedule 13G filed February 8, 2023, Invesco Ltd. is deemed to be the beneficial owner of 7,117,119 shares as a result of being an investment advisor in accordance with §240.13d-1(b)(1)(ii)(E) and a parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).*

(7) *Includes restricted stock units held in the nonqualified elective deferral plan for non-executive directors in the following amounts: 8,437 held by Ms. Dugle and 35,079 held by General Lyles. Also includes shares that may be acquired upon the exercise of options that are exercisable on or before April 30, 2023, in the following amounts: 123,176 held by Mr. Bradie and 22,190 held by Mr. Ibrahim.*

(8) *Does not include the following unvested restricted stock units as to which the holder has no voting power and no investment power, but which convert to common stock on a 1-to-1 ratio upon vesting, which for some restricted stock units requires that certain performance measures be met: Mr. Bradie, 97,808; Mr. Bright, 17,319; Mr. Ibrahim, 14,138; Ms. Myles, 30,806; Mr. Sopp, 21,805; and all executive officers and directors as a group, 248,840.*

(9) *All directors and executive officers as a group refers to the current 10 directors (Ms. Dugle, Lt. General Masiello, Ms. Pickard, General Lyles, Sir John Manzoni KCB, Lt. General Stewart, and Messrs. Baldwin, Bradie, Moore, and Sabater) and the current 8 executive officers, other than Mr. Bradie (Ms. Galindo, Ms. Myles, and Messrs. Bright, Conlon, Evans, Ibrahim, Kahn, and Sopp).*



KBR's Chennai Operating Center (COC) is home to over 1,000 employees across two offices, the second of which was inaugurated in February 2023, expanding KBR's Sustainable Technology Solutions (STS) business and the high-caliber engineering talent within the company. KBR has two other locations in India — Gurgaon and Pune. KBR's presence in India is expected to grow to 2,300 employees by the end of 2023.



The Chennai team works on some of the most important and exciting projects across the STS business, including the Sonaref Lobito Refinery FEED (front-end engineering and design) update project. This is one of the largest refinery projects KBR has executed, and almost 50% of work has been executed from the COC, making it the first major work-share project between Houston and Chennai.

Executive Officers

The following biographical information with respect to each of KBR's executive officers is current as of March 22, 2023.



W. BYRON BRIGHT, JR.

Age: 49 | **Joined KBR in:** 2010 | **President, Government Solutions U.S.**

Current Position since: June 2020

Prior Business Experience

- KBR President, Government Solutions — U.S.
- KBR President, KBRwyle
- KBR Senior Vice President of Operations for U.S. Government Services
- KBR Vice President of Business Development for U.S. Government Services
- Supported the government services business at Jacobs Engineering Group Inc.
- Officer in the U.S. Air Force, primarily working in Developmental Test and Engineering, supporting weapons development and rotary wing aircraft flight testing.

Education

- B.S. (Engineering and Mechanics), distinguished graduate, U.S. Air Force Academy
- M.S. (Mechanical Engineering), Georgia Institute of Technology
- Graduated from the U.S. Air Force Test Pilot School and has flown in over 25 different aircraft as a flight test engineer



GREGORY S. CONLON

Age: 54 | **Joined KBR in:** 2016 | **Chief Digital and Development Officer**

Current Position since: January 2019

Prior Business Experience

- KBR Executive Vice President and Chief Development Officer responsible for Strategy, Global Business Development, Marketing, and Mergers & Acquisitions
- KBR President, Asia-Pacific ("APAC") responsible for Engineering & Construction ("E&C") and Government Services ("GS") in this region
- KBR President, E&C APAC
- Executive Vice President leading business development globally for the WorleyParsons Services business line, the largest business within WorleyParsons
- Has over 25 years of experience in the E&C business, with global experience across a range of subsectors from hydrocarbons to specialist infrastructure.
- Various positions in the energy and resources sectors in Australia, Canada, China, Indonesia, Singapore, Thailand, and the United Kingdom

Education

- B.S. (Mechanical Engineering), Royal Melbourne Institute of Technology



SHAD E. EVANS

Age: 45 | **Joined KBR in:** 2018 | **Senior Vice President of Finance Operations and Chief Accounting Officer**

Current Position since: August 2020 (Interim CAO since October 30, 2020, and CAO since July 29, 2021)

Prior Business Experience

- KBR Chief Financial Officer of Technology Solutions
- Vice President, Finance and Business Operations Security Detection and Automation at Leidos Holdings, Inc.

Education

- B.S. (Accounting), San Diego State University-California State University
- M.B.A. (Finance), University of San Diego



SONIA GALINDO

Age: 54 | **Joined KBR in:** 2021 | **Executive Vice President, General Counsel and Corporate Secretary**

Current Position since: November 2021

Prior Business Experience

- Senior Vice President, General Counsel, Secretary, and Chief Ethics and Compliance Officer at FLIR Systems, Inc. (now, Teledyne F LLC, a subsidiary of Teledyne Technologies)
- General Counsel and Corporate Secretary at Rosetta Stone Inc.
- Various positions in the public and private sector including at the U.S. Securities and Exchange Commission, the Bill & Melinda Gates Foundation, Keurig Green Mountain, Inc., and McCormick & Company, Inc.

Education

- B.A. (Economics and Management), Hood College for Women
- J.D., University of Illinois Chicago School of Law (formerly John Marshall Law School)



J. JAY IBRAHIM

Age: 62 | **Joined KBR in:** 2015 | **President, Sustainable Technology Solutions**

Current Position since: June 2020

Prior Business Experience

- KBR President, Energy Solutions — Services
- KBR President, Europe, Middle East and Africa ("EMEA") and APAC responsible for E&C and GS in these regions
- KBR President, EMEA responsible for E&C and GS in this region
- KBR President, E&C EMEA
- Has a wealth of senior experience developing and expanding client relationships within the energy, infrastructure, and government services sectors, with a focus on sustainability and energy transition.
- Has over 30 years of E&C and GS experience in both domestic and international markets, having served in a variety of engineering, project management, business development, and business management roles for KBR and previously Parsons E&C/WorleyParsons.

Education

- B.S. (Mechanical Engineering), Wichita State University
- M.S. (Mechanical Engineering), Wichita State University
- Diploma in Advanced Management, Harvard University



PAUL E. KAHN

Age: 57 | **Joined KBR in:** 2022 | **President, Government Solutions International**

Current Position since: July 2022

Prior Business Experience

- Group Executive & Sector President, Communications & Connectivity at Cobham Plc
- President UK & CEO Airbus Group Ltd (London) at Airbus Group
- President & CEO, Thales Canada Inc. (Toronto) at Thales Group
- Vice President & Managing Director, Navigation and Airport Solutions (Milan) at Thales Group
- Chief Executive Officer, Thales Avionics Ltd (London) at Thales Group
- Various corporate and business development management roles (London and Paris) at Thales Group
- Various project management roles for the UK Ministry of Defence (Civil Service Faststream)
- Engineering training (UK and US) at Ford Motor Company

Education

- B.S. (Special Engineering Programme), Brunel University, London
- M.E. (Special Engineering Programme), Brunel University, London
- Executive M.B.A. Programme, London Business School
- M.B.A. (Economics and Political Science) London Business School
- International Leadership, Royal College of Defence Studies, London
- Chartered Engineer
- Chartered Project Professional



JENNI C. MYLES

Age: 55 | **Joined KBR in:** 2020 | **Executive Vice President, Chief People Officer**

Current Position since: May 2020

Prior Business Experience

- Group HR Director and core member of the Group Executive Committee at G4S
- Chief HR Officer, Americas Region at G4S
- Director of HR & Employee Engagement at G4S
- Various employee relations and human resources management roles at KPMG, Northern Foods, and Ford Motor Company

Education

- L.L.B. (Hons), University of Glasgow
- Fellow of the Chartered Institute of Personnel & Development



MARK W. SOPP

Age: 57 | **Joined KBR in:** 2017 | **Executive Vice President and Chief Financial Officer**

Current Position since: February 2017

Prior Business Experience

- Chief Financial Officer and Executive Vice President for Leidos Holdings, Inc., previously Science Applications International Corporation, one of the largest publicly-traded government contractors in the U.S. with significant technically-focused commercial professional services operations, including serving energy markets
- Various executive positions with Titan Corporation, also involved in government contracting and commercial business areas

Education

- B.S. (Accounting), New Mexico State University
- Completed the Executive Program at UCLA Anderson School

Executive Compensation



KBR is bridging the gap to the energy transition, guiding customers to new energy economies through our expertise in hydrogen and ammonia, as well as nuclear and renewables.

Proposal No. 2 — Advisory Vote to Approve Named Executive Officer Compensation **52**
Proposal No. 3 — Advisory Vote to Approve the Frequency of Advisory Votes on the Named Executive Officer Compensation **53**
Compensation Discussion and Analysis **55**
Executive Summary 55
Overview of Executive Compensation Philosophy, Policies and Practices 58
Summary of 2022 Target Compensation of Named Executive Officers 61
Elements of Compensation 61
Other Compensation Elements 71
Stock-Related Policies 72
No Pledging or Hedging 72
Annual Awards of Restricted Stock Units and Stock Options 73
Impact of Accounting, Regulatory, and Tax Requirements on Compensation 73
Impact of Executive Conduct or a Restatement of Earnings on Compensation (Clawback Policy) 73
Conclusion 73
Compensation Committee Report **74**
Compensation Committee Interlocks and Insider Participation **74**
Executive Compensation Tables **76**
Summary Compensation 76
Grants of Plan-Based Awards 78
Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table 79
Outstanding Equity Awards at Fiscal Year End 81
Option Exercises and Stock Vested 82
Pension Benefits 82
Nonqualified Deferred Compensation 83
2022 Potential Payments Upon Termination or Change In Control 84
Severance and Change-in-Control Agreements 85
No Employment Agreements 86
CEO Pay Ratio **87**
Pay Ratio Methodology and Calculation 87
Pay Versus Performance **88**
Pay Versus Performance Table 88
Pay Versus Performance Relationship Disclosures 90
Important Financial Performance Measures 91
Director Compensation **92**
Director Stock Ownership Guidelines **94**
Certain Relationships and Related Transactions **94**
Related Person Policies **94**

Proposal No. 2 — Advisory Vote to Approve Named Executive Officer Compensation

The Board of Directors recommends that you **vote FOR** the advisory vote to approve our NEOs' compensation as disclosed in this proxy statement. Properly dated and signed proxies, and proxies properly submitted over the Internet and by telephone, will be so voted unless stockholders specify otherwise.

The Board of Directors is providing our stockholders with the opportunity to cast a non-binding advisory vote to approve the compensation of our Named Executive Officers ("NEOs") as disclosed in this proxy statement.

Our Compensation Committee establishes, recommends, and governs all the compensation and benefits policies and actions for KBR's NEOs, as discussed in the "Compensation Discussion and Analysis" section of this proxy statement. Consistent with our compensation philosophy, our executive compensation program was designed to achieve the following primary objectives:

- provide a clear and direct relationship between executive pay and company (and business segment, as applicable) performance, both on a short- and long-term basis;
- emphasize operating performance measures;
- link executive pay to measures of stockholder value;
- support our business strategies and management processes in order to motivate our executives; and
- generally target base salary, short-term incentives, long-term incentives, and total compensation levels near the 50th percentile of the competitive market for good performance, and above the 50th percentile of the competitive market for consistent, outstanding performance.

In light of these objectives, KBR provides pay that is highly dependent on performance. We continually review best practices in governance and executive compensation. Consistent with such best practices, KBR:

- does not maintain employment agreements with the NEOs;
- does not provide excise tax gross-ups;
- has incentive plans that discourage undue risk and align executive rewards with short- and long-term company performance; and
- requires executives to satisfy stock ownership requirements.

For the reasons discussed above, the Board of Directors unanimously recommends that stockholders vote in favor of the following resolution:

"**RESOLVED**, that the compensation paid to KBR's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby **APPROVED**."

While the resolution is non-binding, the Board of Directors values your opinion and will consider the outcome of the vote when making future compensation decisions.

Proposal No. 3 — Advisory Vote to Approve the Frequency of Advisory Votes on the Named Executive Officer Compensation

The Board of Directors recommends that you **vote for ONE-YEAR frequency** of advisory votes to approve our NEOs' compensation as disclosed in this proxy statement. Properly dated and signed proxies, and proxies properly submitted over the Internet and by telephone, will be so voted unless stockholders specify otherwise.

As required by Section 14A(a)(2) of the Exchange Act, the Board of Directors is providing our stockholders with an opportunity to provide a non-binding advisory vote to determine whether the stockholder vote on named executive officer compensation should occur every one, two, or three years, or abstain. The first advisory vote on the frequency of advisory votes to approve named executive officer compensation was held at KBR's 2017 Annual Meeting of Stockholders. Under KBR's Bylaws, the advisory vote on the frequency of the advisory votes to approve named executive officer compensation was in favor of one year, with that period having been selected by the holders of a majority of the shares of common stock present in person or by proxy at the meeting and entitled to vote. The next advisory vote on named executive officer compensation, and the frequency of such vote thereafter, will be determined by the Board of Directors after this meeting, taking into consideration the outcome of this proposal.

We believe that say-on-pay votes should be conducted every year so that stockholders may annually express their views on the Company's executive compensation program.

For the reasons discussed above, the Board of Directors recommends that stockholders vote to hold the advisory vote on named executive officer compensation every year. Stockholders are not voting, however, to approve or disapprove of this recommendation of the Board of Directors. The proxy card provides stockholders with the opportunity to choose among four choices. Specifically, stockholders are entitled to vote on whether the advisory vote on named executive officer compensation should be held every one, two, or three years, or to abstain from voting.

While the result of this advisory vote on the frequency of the votes on named executive officer compensation is non-binding, the Board of Directors values the views that our stockholders express in their votes. It will consider the outcome of the vote when deciding how frequently to conduct the vote on named executive officer compensation.



KBR employees in Saudi Arabia helping plant mangrove trees in shallow sea areas in the South Corniche region to support green initiatives during KBR-AMCDE Environment Week held March 20-24, 2022.



KBR-AMCDE Environment Week also included a collective effort by a group of divers to clean litter from “Duck Lake” and the sea area in front of the lake in the North Corniche area.

Compensation Discussion and Analysis

Executive Summary

NAMED EXECUTIVE OFFICERS

This Compensation Discussion and Analysis provides a detailed description of our compensation philosophy, objectives, policies, and practices in place during 2022, and it explains the factors considered by our Compensation Committee in making compensation decisions for the following Named Executive Officers, or NEOs:



Stuart Bradie
President and Chief Executive Officer



Mark Sopp
Executive Vice President and Chief Financial Officer



Byron Bright
President, Government Solutions U.S.



Jay Ibrahim
President, Sustainable Technology Solutions



Jenni Myles
Executive Vice President, Chief People Officer

These NEOs, together with the other members of our executive management team whose compensation is determined by our Compensation Committee and our Board of Directors, are referred to as our "Senior Executive Management."

COMPENSATION HIGHLIGHTS

Key Compensation Decisions for 2022

Our Compensation Committee made the following key decisions related to KBR's compensation program for 2022.

- Base Salary — each of our NEOs received a 5% raise in 2022 to reflect their strong performances, enhance internal equity, and align with market benchmarks.
- Short-Term Incentive ("STI") Plan Payout — 20% negative discretion for missed strategic goals was applied to the 2022 STI payout percentage of each of our NEOs, excluding the percentages earned with respect to their individual Key Performance Indicators ("KPIs").
- Long-Term Incentive ("LTI") Plan Payout — the three-year performance period for the 2020 Long-Term Performance Cash and Stock Awards ended December 31, 2022, and the payouts for each of our NEOs were made in cash at 200% of target for the 50% portion of the award based on job income sold ("JIS") and shares of KBR common stock at 179.5% of target for the 50% portion of the award based on total stockholder return ("TSR").
- LTI Plan Design — in response to our stockholders' feedback, we replaced the JIS performance metric of the 2022 Long-Term Performance Cash and Stock Awards with a book-to-bill ("B2B") performance metric. B2B, a measurement of the value of awarded contracts in comparison to revenue earned in the period, is a standard industry metric for both government and commercial/industrial peers. B2B is a leading indicator of mid- and long-term organizational growth potential and is aligned with KBR's long-term growth strategy.

Our Compensation Committee believes all our compensation programs strongly reflect our pay-for-performance strategy.

Advisory Vote on Compensation and Stockholder Engagement

We believe we have a well-designed executive compensation program, and KBR's stockholders seem to agree. Our most recent say-on-pay proposal, presented during the 2022 annual meeting, garnered the support of approximately 98% of the votes cast. The Compensation Committee was gratified by this result.

> › Our most recent say-on-pay proposal, presented during the 2022 annual meeting, garnered the support of approximately 98% of the votes cast.

In addition to the Compensation Committee considering the outcome of our say-on-pay proposal, our Corporate Secretary reaches out to our largest investors bi-annually to maintain an open dialogue about our compensation policies, practices, and structure, and to receive feedback on elements that could be changed to better align with stockholders' interests. In 2022, our Corporate Secretary reached out to all of KBR's top 25 investors, which collectively represented approximately 77% of our outstanding stock, and had calls with or heard from investors representing approximately 24% of our outstanding stock. A majority of these investors indicated that they did not have any significant concerns about our executive compensation program.

We will continue to consider the outcome of our say-on-pay proposal and other stockholder feedback when determining future compensation policies and decisions for our NEOs.

Pay for Performance in 2022

Our CEO's strategic actions positioned KBR for long-term growth, and we have continued to see these actions deliver strong results and improve stockholder value. Our adjusted EPS increased by 12% from 2021, and our adjusted EBITDA increased by 7% from 2021 (see reconciliation under the section titled "Non-GAAP Reconciliation: Adjusted EBITDA, Adjusted EPS and Adjusted Operating Cash Flow" at the end of this proxy statement).

The alignment of our CEO's compensation with KBR's performance and stockholder value during the past five years is summarized below.


CEO's Realized Compensation
$1,135,000
$1,327,950
$6,772,000
2020
$1,135,000
$2,483,267
$8,000,000
2021
$1,191,750
$2,478,840
$11,357,130
2022
Base Salary
STI Payout
LTI Payout*

* The LTI Payouts for 2020 and 2021 represent the 100% cash payouts of the 2018 and 2019 KBR Long-Term Performance Cash Awards, respectively. The LTI Payout for 2022 represents the cash and KBR common stock payout of the 2020 KBR Long-Term Performance Cash and Stock Award, with the stock valued at the closing price on December 30, 2022 (the last trading day of the year).


KBR DILUTED EARNINGS PER SHARE
$1.74
ADJUSTED
$2.43
ADJUSTED
$2.71
ADJUSTED
$1.26
$0.19
0
$(0.44)
2020*
2021*
2022

* *Diluted EPS reflects our net income divided by the weighted average number of common shares outstanding during the period in addition to common shares that would have been outstanding if potential common shares with a dilutive effect had been issued. Adjusted EPS excludes certain amounts included in diluted EPS. A reconciliation of diluted EPS to Adjusted EPS is provided on the last page of this proxy statement. For the years ended December 31, 2021, and 2020, the diluted and adjusted EPS reflect the adoption of ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity's Own Equity ("ASU 2020-06"), which was adopted January 1, 2022, using the full retrospective method.*


KBR TOTAL STOCKHOLDER RETURN
$103.16
$160.59
$179.76
2020
2021
2022

* *The KBR total stockholder return ("TSR") shown above is the cumulative TSR on shares of our common stock assuming an investment of $100 on December 31, 2019, and reinvestment of all dividends.*


EBITDA GROWTH AND STRATEGIC ACTIONS
$478MM
ADJUSTED
$625MM
ADJUSTED
$668MM*
ADJUSTED
$151MM
$373MM
$494MM

2020

Acquisition of Centauri, LLC. Restructuring of KBR’s businesses into two core markets: Government and Sustainable Technology. Established a goal of net-zero carbon emissions by 2030, linked ESG goals to executive compensation, and achieved carbon neutrality in 2019.

2021

Acquisition of Frazer-Nash Consultancy. Formed important alliances to advance ground-breaking technology to close the circular plastics loop and make carbon-free energy a reality.

2022

Acquisition of VIMA Group. Committed to investment of an additional £80M in Mura Technology to advance the plastics circular economy. Global Household Goods contract award was upheld in the Court of Federal Claims. KBR's joint venture with Zachry Group, KZJV, was issued a full notice to proceed with Phase 1 of Plaquemines LNG.

* *EBITDA is defined as net income (loss) attributable to KBR, plus interest expense, net; provision for income taxes; other non-operating income (expense); and depreciation and amortization. Adjusted EBITDA excludes certain amounts included in EBITDA. A reconciliation of net income to Adjusted EBITDA is provided on the last page of this proxy statement. For the years ended December 31, 2021, and 2020, EBITDA and Adjusted EBITDA reflect the adoption of ASU 2020-06, which was adopted on January 1, 2022, using the full retrospective method.*

Overview of Executive Compensation Philosophy, Policies and Practices

KEY CONSIDERATIONS IN DETERMINING EXECUTIVE COMPENSATION

Our Compensation Committee regularly reviews the elements of the individual compensation packages for our NEOs, with a goal of ensuring that:

- Pay packages align executives' interests with our stockholders' interests;
- Performance metrics are sufficiently challenging;
- Target pay packages reflect an appropriate mix of short-term and long-term incentives; and
- Total compensation, as well as each individual compensation element, is targeted near the 50th percentile of the competitive market for good performance and above the 50th percentile of the competitive market for consistent, outstanding performance, taking into consideration factors like differences in our NEOs' respective responsibilities compared to responsibilities ascribed to their counterparts at our peers, as well as experience, retention risk, and internal equity.

Our executive compensation program is regularly reviewed to ensure that it remains consistent with these objectives and is administered in accordance with established compensation policies.

POLICIES AND PRACTICES

Below is a summary of our compensation policies and practices in place during 2022.

Clawbacks	● If our Compensation Committee determines that an officer or employee has been paid incentive compensation (either cash or equity) based on financial results that are later restated, the Company may seek recovery of any overpayments.
Stock Ownership Guidelines	● We require our NEOs to own a significant amount of KBR stock to align their interests with our stockholders' interests.
No Pledging	● Officers and directors may not pledge KBR stock.
No Hedging	● Officers and directors may not hedge KBR stock.
Market Comparison	● Our Compensation Committee benchmarks executive compensation against relevant peer groups of companies in our industry and companies of similar size and complexity.
Performance-Based Compensation	● A majority of our NEOs' compensation is performance-based and varies depending on the achievement of absolute and relative performance goals.
Double-Trigger	● Our severance and change-in-control agreements require a double-trigger for a change-in-control termination (i.e., the occurrence of both a change in control and a termination of employment within two years thereafter) in order for an executive to receive change-in-control benefits.
No Employment Agreements	● Our NEOs do not have employment agreements.
No Tax Gross-Ups	● We do not provide excise tax gross-up agreements.
No Option Repricing	● We prohibit the repricing of KBR stock options.

ROLE OF THE BOARD AND THE COMPENSATION COMMITTEE

Each year, usually in December, our non-executive directors meet in executive session to evaluate the performance of our Chief Executive Officer, considering qualitative and quantitative elements of the CEO's performance, including:

- leadership and vision;
- integrity;
- keeping the Board informed on matters affecting KBR and its operating units;
- performance of the business, including such measurements as TSR and achievement of financial objectives and goals;
- development and implementation of initiatives to provide long-term economic benefit to KBR;
- accomplishment of strategic objectives; and
- development of management.

The CEO's evaluation and compensation for the next full year, including an evaluation of whether the CEO has created adequate management succession and development programs, are communicated to the CEO by the non-executive Chair of the Board after review and approval by our Compensation Committee and the full Board of Directors (other than the CEO).

Based on the CEO's recommendations and in concert with him, our Compensation Committee annually reviews and approves the compensation and incentive awards for our Senior Executive Management.

ROLE OF THE CEO

During 2022, our CEO made recommendations to our Compensation Committee regarding the compensation and incentives for our NEOs other than himself. Our CEO also:

- recommended performance measures, target goals, and award schedules for short-term and long-term incentive awards, and reviewed performance goals for consistency with our projected business plan;

- reviewed competitive market data for Senior Executive Management positions; and

- developed specific recommendations regarding the amount and form of equity compensation to be awarded to our NEOs other than himself.

THIRD-PARTY CONSULTANTS

Under its charter, our Compensation Committee is authorized to retain a compensation consultant and has the sole authority to approve the consultant's fees and other retention terms. While we believe that retaining third-party consultants is an efficient way to remain informed about competitive compensation practices, the advice of outside professionals is just one of many factors the Compensation Committee considers. Most importantly, we design and adjust our compensation program to address the program's intended objectives.

In 2022, our Compensation Committee used the services of one compensation consulting firm, Meridian Compensation Partners, LLC ("Meridian"). Our Compensation Committee engaged and managed its relationship with Meridian directly, and Meridian reported directly to our Compensation Committee. Outside of providing advisory services to our Compensation Committee, Meridian provided no other services to KBR or our affiliates.

Meridian's work for KBR included advising our Compensation Committee, as requested, with respect to all executive compensation matters and various director compensation matters. Meridian was engaged to provide the following:

- A review of CEO pay considerations for 2022;

- A review of our short-term and long-term incentive design for 2022;

- A 2022 proxy season trends update;

- A review of the peer groups used to assess the competitiveness of our executive compensation programs for the 2022-2023 compensation cycle;

- Regular updates on notable legislative and regulatory activities;

- Regular updates on the valuation of our long-term performance awards;

- A competitive market study of executive compensation for Senior Executive Management;

- A competitive market study of non-executive director compensation;

- A review of the risk profile of the proposed long-term incentive performance metrics for 2023;

- A realizable pay analysis;

- A review of the CEO's 2023 executive compensation recommendations for Senior Executive Management; and

- A review of the CEO's compensation for 2023.

In May 2022, our Compensation Committee reviewed the independence factors prescribed by the SEC (as well as other factors identified by the NYSE) as affecting the independence of a consultant or adviser, including the following:

- Whether Meridian provides other services to KBR;

- The amount of fees Meridian received from KBR as a percentage of that firm's total revenue;

- Meridian's policies and procedures that are designed to prevent conflicts of interest;

- Whether there is any business or personal relationship between an individual Meridian compensation consultant or other adviser and a member of our Compensation Committee;

- Whether there is any business or personal relationship between an individual Meridian compensation consultant, principal, or employee, or Meridian as an organization, and any of KBR's executive officers; and

- Whether Meridian or any of its principals or employees owns any stock of KBR.

Based on the results of this review, our Compensation Committee confirmed Meridian's independence and lack of a conflict of interest in 2022 and approved the continued retention of Meridian.

PEER GROUPS

In the design and administration of our 2022 executive compensation programs for our Named Executive Officers, our Compensation Committee considered competitive market data from two distinct peer groups: our "Core Peer Group" and our "Diversified Peer Group." As discussed below under "Elements of Compensation—KBR Long-Term Performance Cash and Stock Awards," the Compensation Committee also refers to a "TSR Peer Group" for limited purposes related to the NEOs' long-term incentive awards.

The Core Peer Group is composed of eight companies whose primary operations involve providing highly technical and professional services to the U.S. government and the engineering, construction, and services industry. We believe these are the companies against which KBR most competes for employees and business. The Core Peer Group used for 2022 compensation decisions consisted of the following companies:

Company *(Data in billions — as of 12/31/2021 except as otherwise indicated)*	**Revenues**	**Assets**	**Market Cap**
Booz Allen Hamilton Holding Corporation(1)	$ 7.859	$ 5.500	$ 11.353
CACI International Inc.(2)	$ 6.044	$ 6.172	$ 6.280
Fluor Corporation	$ 12.435	$ 7.280	$ 3.503
Jacobs Solutions Inc.(3)	$ 14.093	$ 14.633	$ 17.954
Leidos Holdings, Inc.	$ 13.737	$ 13.261	$ 12.476
ManTech International Corporation	$ 2.554	$ 2.640	$ 2.010
Parsons Corporation	$ 3.661	$ 3.831	$ 3.441
Science Applications International Corporation(4)	$ 7.056	$ 5.723	$ 4.760
MEDIAN (INCLUDING KBR)	**$ 7.339**	**$ 6.172**	**$ 6.280**
KBR, INC.	$ 7.339(5)	$ 6.204(6)	$ 6.680

(1) *Booz Allen Hamilton Holding Corporation's revenues and assets are as of 3/31/2021 and market cap is as of 12/31/2021.*
(2) *CACI International Inc.'s revenues and assets are as of 6/30/2021 and market cap is as of 12/31/2021.*
(3) *Formerly Jacobs Engineering Group Inc. Jacobs Solutions Inc.'s revenues and assets are as of 9/30/2021 and market cap is as of 12/31/2021.*
(4) *Science Applications International Corporation's revenues and assets are as of 1/31/2021 and market cap is as of 12/31/2021.*
(5) *KBR's revenue does not include our share of revenue from our unconsolidated joint ventures, which was approximately $697 million in 2021.*
(6) *As adjusted to reflect our adoption of ASU No. 2020-06 on January 1, 2022, using the full retrospective method.*

The compensation data for our Core Peer Group was obtained from publicly available sources, including proxy statements and Form 4 and 8-K disclosures, and was not adjusted.

In addition to reviewing publicly available data for the Core Peer Group, our Compensation Committee also assesses the competitiveness and reasonableness of our executive compensation programs against data from a supplemental group of 17 companies that were participants in the Equilar Executive Compensation Survey (which Meridian used to analyze peer company compensation data that was not publicly available). The companies in the Diversified Peer Group were generally selected based on revenue, size, complexity, performance, and the nature of their principal business operations, with specific emphasis on engineering and construction, information technology consulting, manufacturing, and government services. Our Compensation Committee believes the Diversified Peer Group appropriately represents both the local Houston and the broader market for key management and technical talent.

The Diversified Peer Group used for 2022 compensation decisions consisted of the following companies:

BAE Systems plc	Gartner, Inc.	Science Applications International Corporation
Booz Allen Hamilton Holding Corporation	Hubbell Inc.	Teradata Corporation
Conduent Incorporated	Huntington Ingalls Industries, Inc.	Tetra Tech, Inc.
Dover Corporation	L3Harris Technologies, Inc.	Textron Inc.
Flowserve Corporation	Leidos Holdings Inc.	Timken Corporation
Fluor Corporation	ManTech International Corporation	

During 2022, our Compensation Committee asked Meridian to review the appropriateness of the Core and Diversified Peer Groups for assessing the competitiveness of our executive compensation programs considering the Company's two segments — Government Solutions and Sustainable Technology Solutions. The review considered several factors relating to the constituent companies, including an analysis of certain financial metrics (such as revenue, net assets, market capitalization, enterprise value, and number of employees), business strategies, the effects of corporate transactions, and the availability of market data. The review also considered the decreased size of the Core Peer Group to eight companies due to the removal of two companies the previous year, which is smaller than ideal for benchmarking purposes. As a result of Meridian's review and recommendation, our Compensation Committee combined our Core and Diversified Peer Groups for 2023 compensation. The combined Core and Diversified Peer Groups comprise 20 companies (five companies overlap between the two groups), which is within the ideal peer group range of 15 to 20 companies.

Summary of 2022 Target Compensation of Named Executive Officers

The table below reflects target annual compensation and is not intended to replace the more detailed information provided in the Summary Compensation Table. The target dollar amounts for restricted stock units are rounded to the next whole share upon grant.

			Target 2022 Long-Term Performance Incentives		
	2022 Base Salary	Target 2022 Short-Term Incentive	Time-Based Restricted Stock Units Target Dollar Amount	Performance Cash and Stock Award Target Dollar Amount	Total Target Amount
Mr. Bradie	$ 1,191,750	$ 1,549,275	$ 2,333,333	$ 4,666,667	$ 9,741,025
Mr. Sopp	$ 685,440	$ 616,896	$ 500,000	$ 1,000,000	$ 2,802,336
Mr. Bright	$ 658,350	$ 592,515	$ 416,667	$ 833,333	$ 2,500,865
Mr. Ibrahim	$ 598,500	$ 538,650	$ 333,333	$ 666,667	$ 2,137,150
Ms. Myles	$ 476,221	$ 404,788	$ 283,333	$ 566,667	$ 1,731,009

Elements of Compensation

Our executive compensation program has been designed to ensure that KBR can attract and retain talented executives who are motivated to pursue KBR's strategies, focus employees' efforts, and achieve business success. The compensation program also must align executives' interests with stockholders' interests. There is no pre-established formula for the allocation between cash and non-cash compensation or between short-term and long-term compensation. Instead, each year our Compensation Committee determines, in its discretion and business judgment, the appropriate level and mix of compensation to reward our NEOs for near-term superior performance and to encourage commitment to our long-range strategic business goals. When making these decisions, our Compensation Committee is always mindful of our philosophy that the majority of Named Executive Officer compensation should vary with KBR's performance.

As shown below, a significant portion of our NEOs' target annual compensation in 2022 was performance-based.


CEO's TARGET COMPENSATION
67% Performance Based
72% Long-Term Incentives
12% Base Salary
100% Performance Based
16% Short-Term Incentives (Annual)
33% Non-Performance Based
AVERAGE OF OTHER NEOs' TARGET COMPENSATION
67% Performance Based
50% Long-Term Incentives
27% Base Salary
100% Performance Based
23% Short-Term Incentives (Annual)
33% Non-Performance Based
"Other NEOs" includes all NEOs except for the CEO.

Our 2022 executive compensation program consisted of three core elements of direct compensation: base salary, short-term (annual) incentives, and long-term incentives. Each of these elements is described below.

BASE SALARY

We pay our NEOs market-competitive base salaries for the skills and experience they bring to their respective roles. To arrive at base salary amounts, our Compensation Committee uses its discretion to adjust market-based amounts to reflect:

- Leadership and individual performance;
- Internal pay equity;
- Level of responsibility;
- Experience in current role; and
- External factors involving general economic conditions and marketplace compensation trends.

The table below shows the base salaries for our Named Executive Officers, effective January 1, 2022.

Name		Increase (% of 2021 Base Salary)		2022 Base Salary	Basis for 2022 Base Salary Decision
Mr. Bradie	$	56,750 (5%)	$	1,191,750	Market data alignment, strong performance, and internal equity.
Mr. Sopp	$	32,640 (5%)	$	685,440	Market data alignment, strong performance, and internal equity.
Mr. Bright	$	31,350 (5%)	$	658,350	Market data alignment, strong performance, and internal equity.
Mr. Ibrahim	$	28,500 (5%)	$	598,500	Market data alignment, strong performance, and internal equity.
Ms. Myles	$	22,677 (5%)	$	476,221	Market data alignment, strong performance, and internal equity.

SHORT-TERM INCENTIVES (ANNUAL)

Our Compensation Committee established the KBR Senior Executive Performance Pay Plan (the "Performance Pay Plan") to reward Senior Executive Management for improving financial results for our stockholders and to provide a means to link cash compensation to KBR's short-term performance compared to annual goals. The Performance Pay Plan was created under the stockholder-approved KBR Stock and Incentive Plan, which is described in more detail below.

Incentive Award Opportunities

In November 2021, our Compensation Committee met to determine the 2022 target awards for our Named Executive Officers under the Performance Pay Plan. These target STI awards, which are expressed as percentages of base salary, were generally set to be consistent with the median target awards for executives in similar positions within our Core and Diversified Peer Groups. The STI award threshold (25%), target (100%), and maximum (200%) payout opportunities for 2022 are shown below.

Executive	Threshold – 25% (% of Base Salary)	Target – 100% (% of Base Salary)	Maximum – 200% (% of Base Salary)	Increase to Target Award from 2021 and Basis for Decision
Mr. Bradie	32.5%	130%	260%	0%
Messrs. Sopp, Bright, and Ibrahim	22.5%	90%	180%	0%
Ms. Myles	21.25%	85%	170%	5% Internal equity

2022 STI Performance Metrics

The performance metrics we used for 2022 STI awards focus our NEOs on the key measures of success in connection with the execution of our strategic plan. No changes were made to the design of the STI Plan for 2022 because the STI Plan in effect in 2021 was still considered to be aligned with the interests of KBR and our stockholders. However, our Compensation Committee updated the specific goals for each performance metric to ensure they remained challenging and competitive.

The table below summarizes the 2022 performance metrics and weightings for our CEO and other NEOs. We believe these are the most important metrics for measuring our NEOs' efforts to drive KBR's growth and create value for our stockholders.

Performance Metric	Weighting	Rationale
KBR Adjusted Earnings Per Share ("EPS") Diluted EPS measures net income divided by the weighted average number of fully diluted shares of KBR common stock outstanding. Adjusted EPS excludes certain amounts included in diluted EPS.	45%	This metric helps to align our NEOs with the interests of our stockholders because strong adjusted EPS generally increases the value of our stock. We consider buybacks when reviewing adjusted EPS achievement to provide for an accurate comparison against the pre-established target.
KBR Adjusted Consolidated Operating Cash Flow ("OCF") KBR adjusted OCF measures the amount of cash generated by KBR's operations.	25%	Our adjusted OCF target is based on KBR's 2022 budgeted Cash Flow from Operations and is aligned with our capital deployment strategy. This metric ensures that our NEOs focus on cash management.
KPIs KPIs are individual performance metrics typically specific to each NEO. The KPIs are described on pages 65 and 66.	20%	KPIs allow us to reward individual contributions to KBR's key strategy focus areas.
KBR Zero Harm / Sustainability Performance Across KBR's 10 Sustainability Pillars Measures continued progress in KBR's Zero Harm / sustainability performance across KBR's 10 sustainability pillars.	10%	Emphasizing this metric promotes continued progress in KBR's Zero Harm and sustainability performance across KBR's 10 sustainability pillars, including KBR consolidated safety, inclusion and diversity, community outreach, and environment, all of which promote a sustainable business.

Target Performance Goals

When establishing target performance goals for the STI awards for 2022, our Compensation Committee considered, among other things, projected company performance and general business and industry conditions, as well as our strategic business objectives. At the time the target goals are established, the outcomes are intended to be substantially uncertain but achievable with better-than-expected performance from our NEOs. Our Compensation Committee adopted target performance goals for our STI metrics that maintained the same rigor as the performance goals from the prior year, especially in light of our strategic goal to position KBR for long-term growth.

For KBR's Adjusted Earnings Per Share ("EPS"), our Compensation Committee set the threshold and maximum level at $0.10 below and above the midpoint ($2.53) of our adjusted EPS guidance of $2.45 to $2.60. KBR's 2022 adjusted EPS was $2.71 (see reconciliation under the section titled "Non-GAAP Reconciliation: Adjusted EBITDA, Adjusted EPS and Adjusted Operating Cash Flow" at the end of this proxy statement).

For KBR's Adjusted Consolidated Operating Cash Flow ("OCF"), our Compensation Committee set the threshold and maximum level at the bottom and top of our adjusted OCF guidance of $350MM to $400MM. KBR's 2022 adjusted OCF was approximately $424MM (see reconciliation under the section titled "Non-GAAP Reconciliation: Adjusted EBITDA, Adjusted EPS and Adjusted Operating Cash Flow" at the end of this proxy statement).

For KBR's Zero Harm / Sustainability performance metric, which was measured across KBR's 10 sustainability pillars of key environmental, social, and governance metrics, our Compensation Committee set the threshold and maximum level at the bottom and top of a discretionary rating system (ME = Meets Expectations; SE= Surpasses Expectations; EE= Exceeds Expectations) to measure qualitative progress. Our Compensation Committee determined that KBR's 2022 sustainability performance achieved a target result of "Surpassed Expectations" because of KBR's continued carbon neutrality, the increased percentage of sustainable project revenue, and the significant improvements in our training and development program.

Our Compensation Committee established the 2022 threshold, target, and maximum performance goals shown below. The threshold, target, and maximum award payout levels remained at 25%, 100%, and 200%, respectively. Each performance metric can earn a result from 0% to 200% of target. Achievement less than the threshold payout level earns a 0% metric result. For achievement between threshold and target or target and maximum, the metric result is determined by linear interpolation. The actual metric result is multiplied by the metric weighting to determine the metric payout. The results and payouts were certified in February 2023.

2022 SHORT-TERM INCENTIVES TABLE

Performance Metric	Threshold – 25%	Target – 100%	Maximum – 200%	Actual	Weight	Metric Payout
KBR Adjusted EPS[1]	$2.43	$2.53	$2.63	$2.71	45%	90.0%
KBR Adjusted Consolidated OCF[2]	$350MM	$375MM	$400MM	$424MM	25%	50%
Zero Harm / Sustainability[3]	ME	SE	EE	SE	10%	10.0%
KPIs	Individual KPIs and metric results shown on pages 65 and 66				20%	Noted on pages 65 and 66
TOTAL FORMULAIC RESULT						**150.0%**
NEGATIVE DISCRETION[4]						**(20.0%)**
TOTAL PAYOUT[5]						**130.0%**

(1) The 2022 EPS metric result of $2.71 relates to the achieved adjusted EPS for the year. A reconciliation of diluted EPS to adjusted EPS is provided at the end of this proxy statement.

(2) The 2022 OCF metric result of $424MM relates to the achieved adjusted consolidated OCF for the year. A reconciliation of OCF to adjusted OCF is provided at the end of this proxy statement.

(3) The Zero Harm / Sustainability performance metric was related to continued progress across KBR's 10 sustainability pillars, including KBR consolidated safety (e.g., TRIR), inclusion and diversity (e.g., gender and racial/ethnic diversity balance), community outreach (e.g., KBR's One Ocean program), and environment (e.g., carbon neutral for scope 1, scope 2, and air travel by 2022 and further maturation of our net zero carbon strategy). The Threshold, Target and Maximum performance goals of ME, SE, and EE, respectively, are a discretionary rating system similar to what is used in employee performance reviews. ME = Meets Expectations; SE= Surpasses Expectations; EE= Exceeds Expectations.

(4) The negative discretion applied is detailed below.

(5) The actual payout percentage does not include the percentages earned with respect to the KPIs. The final payouts for our CEO and other NEOs are disclosed below.

Negative Discretion

With support from our ELT, our Compensation Committee exercised negative discretion to reduce the 2022 STI payout percentage of our NEOs, excluding the percentages earned with respect to the individual KPIs, from 150% to 130%. Despite KBR's strong performance in 2022, having delivered across all key metrics — operationally, financially and with an outstanding Zero Harm performance — our ELT and Compensation Committee believed it was appropriate to exercise negative discretion.

KPIs and STI Payout for Mr. Bradie

CEO and Target	STI Payout per Formulaic Metrics Results (excluding KPIs)	Negative Discretion for Missed Strategic Goals	KPI Payout	Actual Payout
Mr. Bradie Target 130%	$2,323,912.50 150% of target	$(309,855.00) (20%)	$464,782.50 30%	$2,478,840.00 160% of target

Our Board of Directors determined that Mr. Bradie earned a 150% metric result—in between target and maximum level achievement—with respect to his 2022 KPIs, which resulted in a 30% payout for the KPI portion of his STI payout. The determination was based on evaluation of Mr. Bradie's achievements on his 2022 KPIs: engagement on combined cycle power plant (CCPP) arbitration / resolution with both our partners and the CCPP consortium; succession planning; standing up KBR for Global Household Goods (GHG); and charting KBR through the Ukrainian crisis as it relates to supporting the U.S. and allied military and winding down Russian activities in a considered and humane fashion preserving KBR's reputation.

KPIs and STI Payout for Mr. Sopp

NEO and Target	STI Payout per Formulaic Metrics Results (excluding KPIs)	Negative Discretion for Missed Strategic Goals	KPI Payout	Actual Payout
Mr. Sopp Target 90%	$925,344.00 150% of target	$(123,379.20) (20%)	$185,068.80 30%	$987,033.60 160% of target

Our Compensation Committee determined that Mr. Sopp earned a 150% metric result—in between target and maximum level achievement—with respect to his 2022 KPIs, which resulted in a 30% payout for the KPI portion of his STI payout. The determination was based on evaluation of Mr. Sopp's achievements on his 2022 KPIs: providing visible leadership to enable KBR to deliver success to all major stakeholders with respect to GHG, mergers and acquisitions, etc. and continuing KBR's multi-year information technology modernization program for 2022 with planning, configuring, training, testing, and implementing KBR's corporate organization on Deltek Costpoint.

KPIs and STI Payout for Mr. Bright

NEO and Target	STI Payout per Formulaic Metrics Results (excluding KPIs)	Negative Discretion for Missed Strategic Goals	KPI Payout	Actual Payout
Mr. Bright Target 90%	$888,772.50 150% of target	$(118,503.00) (20%)	$59,251.50 10%	$829,521.00 140% of target

Our Compensation Committee determined that Mr. Bright earned a 50% metric result—in between threshold and target level achievement—with respect to his 2022 KPIs, which resulted in a 10% payout for the KPI portion of his STI payout. The determination was based on evaluation of Mr. Bright's achievements on his 2022 KPIs: executing to 2022 GHG contract budget and meeting contract milestones; increasing the number of new client contracts and adding at least $2 billion of new qualified opportunities from new market areas in KBR's Government Solutions business; sustaining a positive culture and delivering B2B greater than 1.05 in the international business segment of KBR's Government Solutions business; developing a growth strategy to leverage synergies between KBR's Sustainable Technology Solutions and Government Solutions businesses in providing sustainability solutions to government customers; and charting KBR through the Ukrainian crisis as it relates to supporting the U.S. and allied military.

KPIs and STI Payout for Mr. Ibrahim

NEO and Target	STI Payout per Formulaic Metrics Results (excluding KPIs)	Negative Discretion for Missed Strategic Goals	KPI Payout	Actual Payout
Mr. Ibrahim Target 90%	$807,975.00 150% of target	$(107,730.00) (20%)	$161,595.00 30%	$861,840.00 160% of target

Our Compensation Committee determined that Mr. Ibrahim earned a 150% metric result—in between target and maximum level achievement—with respect to his 2022 KPIs, which resulted in a 30% payout for the KPI portion of his STI payout. The determination was based on evaluation of Mr. Ibrahim's achievements on his 2022 KPIs: continuing the development of digital and smart solutions for KBR's Technology Led Industrial Services business segment in close coordination with KBR's Government Solutions business; establishing KBR as an ESG-solutions leader; anticipating, adapting, and continually accelerating the business growth strategy and working on programmatic mergers and acquisitions for KBR's Sustainable Technology Solutions business; and delivering the strategy and maintaining accelerated business growth in KBR's Advisory business segment.

KPIs and STI Payout for Ms. Myles

NEO and Target	STI Payout per Formulaic Metrics Results (excluding KPIs)	Negative Discretion for Missed Strategic Goals	KPI Payout	Actual Payout
Ms. Myles Target 85%	$575,440.80 150% of target	$(76,725.44) (20%)	$115,088.16 30%	$613,803.52 160% of target

Our Compensation Committee determined that Ms. Myles earned a 150% metric result—in between target and maximum level achievement—with respect to her 2022 KPIs, which resulted in a 30% payout for the KPI portion of her STI payout. The determination was based on evaluation of Ms. Myles's achievements on her 2022 KPIs: developing and implementing a phased benefits strategy covering U.S. and global employee bases to support a diverse talent strategy; developing and implementing a communications strategy for employees and candidates to enhance KBR's reputation as an employer; developing and implementing a technology talent strategy; and developing and implementing an early career development strategy.

No Changes Made to KBR's 2023 STI Plan

No changes were made to the design of the STI Plan for 2023 because the STI Plan in effect in 2022 is still considered to be aligned with the interests of KBR and our stockholders.

LONG-TERM PERFORMANCE INCENTIVES

Under the KBR Stock and Incentive Plan, our Compensation Committee made grants to our Named Executive Officers in 2022 in the form of KBR Long-Term Performance Cash and Stock Awards and KBR Restricted Stock Units. This section discusses the KBR Stock and Incentive Plan, the methodology used by our Compensation Committee to determine the mix of awards to grant, and the actual 2022 grants to the NEOs.

KBR Stock and Incentive Plan

We use long-term performance incentives to achieve three objectives:

- reward consistent value creation and achievement of operating performance goals;
- align management's interests with stockholders' interests; and
- encourage long-term perspectives and commitment.

Long-term incentives represent the largest component of the total executive compensation opportunity for our executives.

The KBR Stock and Incentive Plan provides for a variety of cash and stock-based awards, including nonqualified and incentive stock options, restricted stock/units, performance shares/units, stock appreciation rights, and stock value equivalents (also known as phantom stock). The KBR Stock and Incentive Plan allows our Compensation Committee the discretion to select from among these types of awards to establish individual long-term incentive awards.

Our Compensation Committee met in November 2021 to review the number of shares available under the KBR Stock and Incentive Plan for future stock-based awards and to review the CEO's recommendations for the value of the long-term incentive awards to Senior Executive Management. The Compensation Committee met again in February 2022 to review and approve the amount and mix of long-term incentive awards to be granted to our Named Executive Officers.

Target Award Levels

For purposes of establishing the target dollar value of the long-term incentive awards, our Compensation Committee requested that Meridian review our NEOs' long-term incentive compensation as part of its engagement to advise the Compensation Committee on all executive compensation matters. Based on this review and related information about our peer groups, in February 2022, our Compensation Committee approved the grant of the following long-term incentive target dollar values to our NEOs:

Name	2022 Long-Term Incentive Target Dollar Value of Award	Increase (% of Target 2021 Long-Term Incentive Award)	Basis for Decision
Mr. Bradie	$ 7,000,000	$ 750,000 (12%)	Market data alignment.
Mr. Sopp	$ 1,500,000	$ 0 (0%)	Market data alignment.
Mr. Bright	$ 1,250,000	$ 100,000 (9%)	Market data alignment.
Mr. Ibrahim	$ 1,000,000	$ 0 (0%)	Market data alignment.
Ms. Myles	$ 850,000	$ 50,000 (6%)	Market data alignment.

These awards consist of a mix of 66 ⅔% KBR Long-Term Performance Cash and Stock Awards (based on target value) and 33 ⅓% time-based KBR Restricted Stock Units. Our Compensation Committee concluded that this allocation was consistent with KBR's pay-for-performance objectives. In particular, KBR awarded a much higher percentage of performance-based awards (66 ⅔%) than the companies in our Core Peer Group or Diversified Peer Group because our Compensation Committee believes that emphasizing the two performance metrics for these awards — book-to-bill ("B2B") and sustained TSR — is more likely than other forms of incentive to promote a sustained increase in stockholder value.

KBR LONG-TERM PERFORMANCE CASH AND STOCK AWARDS

The KBR Long-Term Performance Cash and Stock Awards are designed to provide selected executives with incentive opportunities that are contingent on the level of achievement of pre-established corporate performance objectives. In response to our stockholders' feedback and in consultation with Meridian, our Compensation Committee decided to replace the job income sold ("JIS") performance metric of the KBR Long-Term Performance Cash and Stock Awards with a B2B performance metric. This change was effective for awards granted in 2022. The JIS performance metric remained in place for the three-year performance periods of the 2020 and 2021 KBR Long-Term Performance Cash and Stock Awards. For the awards granted to our NEOs in February 2022, our Compensation Committee selected relative TSR and B2B, each weighted 50%, as described below.

TOTAL STOCKHOLDER RETURN (TSR)

50% + 50% = TOTAL AWARDS PAYOUT

DEFINITION

KBR's average quarterly TSR over the three-year performance period is compared to the average quarterly TSR of each company of our TSR Peer Group* over the same period.

OBJECTIVE

The objective of this metric is to directly link the payout to KBR's average TSR performance relative to its peers, promoting stockholders' interest.

BOOK-TO-BILL (B2B)

DEFINITION

B2B is a measurement of the value of awarded contracts in comparison to revenue earned in the period. B2B is a standard industry metric for both government and commercial/industrial peers.

OBJECTIVE

The objective of this metric is to measure and reward mid-and long-term organizational growth. A B2B greater than 1.0x indicates a company has been awarded more work than the revenue recognized in the period and results in an increase in ending backlog, another financial metric used to gauge the overall health of a company. Establishing B2B targets greater than 1.0x aligns incentive compensation with KBR's long-term stockholder value creation.

**For 2022 compensation decisions, the TSR Peer Group was identical to the Core Peer Group. The Compensation Committee selects an appropriate TSR Peer Group every year, and it does not always overlap perfectly with the Core Peer Group.*

For the 2022 grants, TSR and B2B will be measured over a three-year performance period beginning January 1, 2022, and ending December 31, 2024. Our Compensation Committee believes that a three-year performance award cycle encourages retention and aligns with long-term stockholder returns.

When establishing target levels for the TSR and B2B performance metrics, our Compensation Committee considered, among other things, projected company performance and general business and industry conditions, as well as KBR's strategic business objectives. At the time the target levels were established, the outcomes were intended to be substantially uncertain, but achievable.

The KBR Long-Term Performance Cash and Stock Awards for each NEO were allocated one-half to the B2B portion and one-half to the TSR portion. Prior to 2020, these long-term awards were settled entirely in cash. However, consistent with the change made in 2020 in response to stockholders' preference for a compensation program more heavily weighted in stock, our 2022 awards for the NEOs will be settled in a mix of cash and stock, as described below.

- The B2B portion of the award is based on a $1.00 target value for each unit and will be paid out in cash. The actual value of each unit may increase to a maximum of 200% of $1.00, or $2.00, or decrease to as low as $0.00, depending on KBR's performance in relation to the B2B performance goal.
- For the TSR portion of the award, the Compensation Committee granted a target number of units that each represent the right to receive one share of KBR common stock if the performance metric is achieved. The number of such units initially is determined by dividing the target value of the TSR portion of the award by the closing price of a share of KBR common stock on the grant date (rounded up to the next whole unit). The number of units ultimately earned may increase to a maximum of 200% of the original number of units granted, or decrease to 0, in each case depending on KBR's performance in relation to the TSR performance objective.

TSR Metric

TSR is measured based on a sustained approach rather than a cumulative (point-to-point) approach. Our Compensation Committee believes that measuring TSR just from the beginning of the performance period to the end would not adequately capture stockholder value. In contrast, our sustained measurement approach considers how investors fare at different times during the three-year performance period.

We measure sustained performance as follows:

- calculate the TSR of each company in the TSR Peer Group (measured using a 20-trading-day average price) every quarter during the three-year performance period
- use each company's 12 quarterly TSRs to calculate the company's average TSR for the performance period
- rank KBR's average TSR (calculated in the same manner) against those results

The TSR percentile is calculated by subtracting KBR's TSR ranking as compared to the TSR Peer Group from the total number of companies in the TSR Peer Group (including KBR), dividing the difference by the number of companies (excluding KBR), and multiplying the quotient by 100%. If any companies are removed from the TSR Peer Group (e.g., due to acquisition by another company or significant divestiture), then the TSR percentiles and payout percentages will adjust for the change in the number of companies; provided, however, that the adjustment must require at least a 90.0 percentile to receive the maximum TSR payout, at least a 50.0 percentile to receive the target TSR payout, and at least a 20.0 percentile to receive the threshold TSR payout. The original 2022 TSR Peer Group of nine companies (including KBR) and corresponding TSR percentiles and payout percentages are shown in the table below. The 2022 TSR Peer Group currently has eight companies (including KBR) because ManTech International Corporation was removed due to its acquisition by The Carlyle Group Inc. in September 2022. The payout associated with KBR's TSR ranking following applicable adjustments to the TSR percentiles and payout percentages will be applied to each NEO's TSR-based award.

For our CEO and any of his direct reports who are also KBR officers required to file reports with the Securities and Exchange Commission under Section 16 of the Securities Exchange Act of 1934, if KBR's average TSR at the end of the three-year performance period is negative, the payment of vested performance units will not exceed the target (100%) payout under the TSR Peer Group Percentile and TSR Payout Percentage Table. This provision does not apply upon a double trigger event during the three-year performance period.

TSR Peer Group Percentile and TSR Payout Percentage Table for 2022 Awards

Performance Level	2022-2024 3-YR TSR Ranking	TSR Percentile	TSR Payout
Maximum	**1**	**100%**	**200%**
	2	87.5%	193.8%
	3	75.0%	162.5%
	4	62.5%	131.3%
Target	**5**	**50.0%**	**100.0%**
	6	37.5%	68.8%
Threshold	**7**	**25.0%**	**37.5%**
	8	12.5%	0.0%
	9	0.0%	0.0%

B2B Metric

The remaining 50% of the KBR Long-Term Performance Cash and Stock Awards will be determined based on B2B over the same three-year performance period. B2B is appropriately measured over three years because our contracts are long-term in nature and often involve amendments and scope adjustments that might distort a shorter performance period. We believe using three-year B2B as a performance metric incentivizes the NEOs to win the right work, which is one of our key strategic priorities and a means to create long-term growth and position KBR for a strong and stable future amidst economic volatility.

Our Compensation Committee establishes the B2B target one year at a time—rather than setting a target for the entire three-year performance period—because it is difficult to forecast B2B beyond one year in the ever-changing market conditions. The final award for the B2B metric will be determined by the average of the B2B payout percentages achieved during each year of the performance period.

The 2022 performance goals and associated payouts for B2B are shown below. A B2B greater than 1.0x indicates a company has been awarded more work than the revenue recognized in the period and results in an increase in ending backlog, another financial metric used to gauge the overall health of a company. Establishing B2B targets greater than 1.0x aligns incentive compensation with KBR's long-term stockholder value creation.

	Threshold	Target	Maximum
Performance Goal	1.00	1.05	≥ 1.1
Payout %*	25%	100%	200%

* *For a result between threshold and target and target and maximum, the payout is determined by linear interpolation.*

Our Compensation Committee will set the B2B targets for the second and third years in the performance period at levels that remain rigorous.

Possible Negative Discretion

Regardless of KBR's TSR and B2B performance, 20% of the 2022 KBR Long-Term Performance Cash and Stock Award target opportunity was subject to forfeiture if our Compensation Committee determined, in its sole discretion, that 2022 was not a successful year for us. The possible 20% reduction is determined by our Compensation Committee on or before March 31, 2023, and the amount forfeited cannot be earned back during the three-year performance period, which runs from January 1, 2022, to December 31, 2024. There is no upside opportunity to this discretion; our Compensation Committee is not authorized to increase payouts, even if 2022 is a particularly strong year. In February 2023, our Compensation Committee determined that 2022 was a successful year for KBR and, accordingly, it did not exercise its discretion to cause a forfeiture of 20% of the KBR Long-Term Performance Cash and Stock Award target opportunity.

Similarly, the KBR Long-Term Performance Cash and Stock Awards that were granted to our NEOs in 2022 provide our Compensation Committee with the discretion to reduce for poor performance, but not increase, by any amount (including a reduction resulting in no payout) the payments that would otherwise be made with respect to such awards. This negative discretion may be exercised by our Compensation Committee at any time before payment is made with respect to these awards, but it may not be exercised following the occurrence of a corporate change (as defined in the KBR Stock and Incentive Plan).

Results and Payouts for Awards for the 2020-2022 Performance Period

In February 2023, our Compensation Committee certified the results for the KBR Long-Term Performance Cash and Stock Awards that were granted on February 26, 2020, based on the achievement of TSR and JIS performance goals.

Our average three-year TSR from January 1, 2020, until December 31, 2022, was 9.0% and ranked third among our TSR Peer Group that period, resulting in a 179.5% payout for the 2020 awards.

Company	2020-2022 3-YR TSR Rank	Average 3-YR TSR
Quanta Services, Inc.	1	27.1%
AECOM Technology Corporation	2	9.8%
KBR, Inc.	**3**	**9.0%**
Booz Allen Hamilton Holding Corporation	4	7.0%
Jacobs Solutions Inc.	5	6.2%
EMCOR Group, Inc.	6	4.1%
Leidos Holdings, Inc.	7	3.6%
CACI International Inc	8	2.1%
Science Applications International Corporation	9	1.4%
Fluor Corporation	10	1.0%
TechnipFMC Plc	11	(0.4%)
Vectrus, Inc.	12	(8.5%)

JIS performance for each of the three years in the performance period exceeded the maximum goals:

- JIS for 2020 was $842MM, which was above the maximum goal of $650MM
- JIS for 2021 was $1,043MM, which was above the maximum goal of $990MM
- JIS for 2022 was $1,114MM, which was above the maximum goal of $1,100MM

Because KBR achieved maximum JIS performance for all three years, the average JIS payout ratio for the three-year performance period was 200%.

Payout Table for 2020-2022 KBR Long-Term Performance Cash and Stock Award Period

	2020 Long-Term Performance Cash and Stock Award			Average Total Stockholder Return 2020-2022			Job Income Sold 2020-2022		
Named Executive Officer	Target Performance Cash and Stock Award ($)	Target TSR-Related Shares of Stock* (#)	Target JIS-Related Cash Units ($)	Avg TSR Payout (%)	Maximum Avg TSR Payout in Shares of Stock (#)	Actual Avg TSR Payout in Shares of Stock (#)	Avg JIS Payout Ratio Payout (%)	Maximum Avg JIS Payout Ratio Payout in Cash ($)	Actual Avg JIS Payout Ratio Payout in Cash ($)
Mr. Bradie	4,166,667	75,868	2,083,334	179.5	151,736	136,183	200	4,166,668	4,166,668
Mr. Sopp	1,000,000	18,209	500,000	179.5	36,418	32,685	200	1,000,000	1,000,000
Mr. Bright	666,667	12,139	333,334	179.5	24,278	21,790	200	666,668	666,668
Mr. Ibrahim	666,667	12,139	333,334	179.5	24,278	21,790	200	666,668	666,668
Ms. Myles	466,667	13,364	233,334	179.5	26,728	23,988	200	466,668	466,668

* *The Target TSR-Related Shares of Stock is determined by dividing the target value of the TSR portion (50%) of the Target Performance Cash and Stock Award by the closing price of a share of KBR common stock on the grant date (rounded up to the next whole unit). With respect to Messrs. Bradie, Sopp, Bright, and Ibrahim, the date of grant was February 26, 2020, and the closing price of a share of KBR common stock on that date was $27.46. With respect to Ms. Myles, who joined KBR on May 11, 2020, the date of grant was May 13, 2020, and the closing price of a share of KBR common stock on that date was $17.46.*

KBR RESTRICTED STOCK UNITS

The KBR Restricted Stock Units granted to our NEOs in 2022 will vest in three equal annual installments, beginning on the first anniversary of the grant date, subject to continued service with KBR. For KBR Restricted Stock Units subject to the U.S. forms of grant agreements, dividend equivalents will be paid on restricted stock units at the same time dividends, if any, are paid to common stockholders. For KBR Restricted Stock Units subject to the international forms of grant agreements, dividend equivalents will accrue on restricted stock units at the same time dividends, if any, are paid to common stockholders but will not be paid until such shares of KBR common stock underlying the restricted stock units have been settled. Our Compensation Committee determined the number of restricted stock units for each Named Executive Officer by dividing the portion of the total target long-term incentive award allocated to KBR restricted stock units (33 ⅓%) by $48.06, the closing price of our common stock on the date of grant. Our Compensation Committee selected a three-year vesting schedule to facilitate retention and to provide incentives to enhance long-term value.

As with the KBR Long-Term Performance Cash and Stock Awards, 20% of the restricted stock unit grants was subject to forfeiture based on the discretion of our Compensation Committee if it determined on or before the first anniversary of the date of grant that 2022 was not a successful year for us. Any amount of restricted stock units forfeited could not be earned back during the second and third years of the three-year vesting period. On February 10, 2023, our Compensation Committee determined that 2022 was a successful year for KBR and, accordingly, it did not exercise its discretion to cause a forfeiture of 20% of the KBR Restricted Stock Units.

No Changes Made to KBR's 2023 Long-Term Incentive Awards

No changes were made to the design of the LTI Plan for 2023 because the LTI Plan in effect in 2022 is still considered to be aligned with the interests of KBR and our stockholders. However, per usual practice, the TSR Peer Group for the 2023 LTI Plan was updated to include the same companies used to benchmark the 2023 executive compensation for our NEOs. Specifically, the 2023 TSR Peer Group is composed of the companies in the combined Core and Diversified Peer Groups with the exception of ManTech International Corporation, which was excluded due to its acquisition by The Carlyle Group Inc. in September 2022.

Other Compensation Elements

NONQUALIFIED DEFERRED COMPENSATION

We maintain two active nonqualified deferred compensation plans in which our NEOs may participate: the KBR Elective Deferral Plan and the KBR Benefit Restoration Plan. Both plans are available to all KBR employees who meet the limits imposed by the Internal Revenue Code or the Employee Retirement Income Security Act, as applicable. KBR maintains these plans because similar plans are offered by many of the companies in our Core Peer Group. Our NEOs do not participate in any KBR-sponsored defined benefit pension plans.

The **KBR Elective Deferral Plan** helps certain employees meet their retirement and other future income needs. No company contributions are made to fund deferrals under this plan. Benefits under this plan are payable upon a termination of employment or at a future date specified by the employee.

The **KBR Benefit Restoration Plan** provides a vehicle to restore qualified plan benefits that are reduced because of limitations imposed under the Internal Revenue Code or because an employee participates in other company-sponsored plans. Benefits under this plan are payable upon a termination of employment.

SEVERANCE AND CHANGE-IN-CONTROL PROTECTION

Our Compensation Committee offers certain members of Senior Executive Management a severance and change-in-control agreement (an "Agreement"), each of which is substantially the same for each NEO. We believe that providing termination benefits under a severance and change-in-control agreement allows KBR to be competitive with the practices of the companies in the Core Peer Group, as well as the general market. In addition, the specific terms for receiving termination benefits under the Agreements serve to motivate and retain key employees. The Agreements offered to our NEOs are further described in the sections titled "2022 Potential Payments Upon Termination or Change in Control" and "Severance and Change-in-Control Agreements."

The Agreement requires a double-trigger change-in-control termination (i.e., the occurrence of both a change in control and a termination of employment within two years thereafter) in order for an executive to receive change-in-control benefits. None of the Agreements contain an excise tax gross-up, and our Compensation Committee has committed not to provide for such gross-ups in the future.

Our Compensation Committee offered the Agreement to Mr. Bradie in June 2014, to Mr. Ibrahim in May 2015, to Mr. Sopp in February 2017, and to Mr. Bright and Ms. Myles in January 2021, because each of our other members of Senior Executive Management at those times had an Agreement or to incentivize them to leave their former employer and join KBR. The Agreements terminate automatically on the earlier of (i) the executive's termination of employment with KBR or (ii) two years after a change in control that occurs during the term of the Agreement.

The Agreement provides for:

- Severance termination benefits (prior to a change in control), which for Mr. Sopp, were graded based on service time with KBR;
- Double-trigger change-in-control termination benefits (after a change in control); and
- Death, disability, and retirement benefits.

As a condition of receiving these benefits (other than the death and disability benefits), the applicable executive must first execute a release and full settlement agreement.

The Agreement contains customary confidentiality, non-competition, and non-solicitation covenants, as well as a mandatory arbitration provision. In addition, the Agreement contains a clawback provision that allows KBR to recover any benefits paid under the Agreement if our Compensation Committee determines within two years after the executive's termination of employment that the executive's employment could have been terminated for "Cause," as defined in the Agreement. The Agreement provides that all unvested stock options, stock appreciation rights, restricted stock, restricted stock units, and performance cash awards granted to the executive will be forfeited upon involuntary termination not for cause and voluntary termination for good reason. Such awards will fully vest upon a double-trigger change-in-control termination.

OTHER BENEFITS

Generally, our NEOs participate in the same retirement and health and welfare programs as our other employees. In 2022, all our NEOs except for Ms. Myles participated in a 401(k) plan, under which KBR made employer matching contributions up to 5.5% of eligible compensation. In 2022, Ms. Myles received a cash payment in lieu of an 8% employer matching contribution to the KBR UK Limited Pension Plan because Ms. Myles has reached the pension tax limits imposed by the UK. Our NEOs' health care and insurance coverage are the same as those provided to other active employees, except that the NEOs are eligible to receive an executive physical under our Zero Harm initiative and our CEO receives a global welfare plan to ensure he has easy access to medical care worldwide due to his extensive business travel.

NEOs are eligible to receive limited financial planning advice. Otherwise, we typically do not offer perquisites to our NEOs that are not generally available to other employees. With a few exceptions, our executives do not have company cars or allowances for cars, housing, or travel, unless we ask them to relocate. Ms. Myles receives a car allowance, which is an executive employee benefit offered to our corporate employees located in the UK. In connection with his international assignment, Mr. Ibrahim received the standard allowances for a car, housing, school, and relocation costs. In addition, Mr. Ibrahim was included in our standard tax equalization program.

To allow for maximum efficiency and productive use of time, we have one leased car and a driver in Houston for use by our NEOs and others for business purposes. Our NEOs may use this car and the driver for limited personal use only if the car is not being used for business purposes at that time.

Stock-Related Policies

STOCK OWNERSHIP GUIDELINES FOR OFFICERS

We established stock ownership guidelines for certain of our officers and officers of our subsidiaries in an effort to link these officers' financial interests more closely with those of our stockholders. Our Board of Directors adopted ownership guidelines for our executives at the levels indicated below.

Group	Ownership Level
CEO	5x base salary
Level 1 Executives (Direct reports to CEO, including all the NEOs)	3x base salary
Level 2 Executives (Direct reports to Level 1 Executives and at least a vice president)	1x base salary

Each executive subject to the ownership guidelines has five years after the adoption of the guidelines or his or her appointment to a covered position, whichever is later, to achieve the indicated ownership level. All beneficially owned shares of KBR common stock, as well as vested and unvested restricted stock and restricted stock units, are counted towards achievement of the ownership guideline. For purposes of determining compliance, the value of an executive's shares of common stock is determined based on the closing price of the common stock on the selected date. An executive who has achieved the applicable ownership level is not required to retain or purchase additional shares if a decline in the price of the common stock causes his or her holdings to fall below the requisite ownership level. For any executive other than the CEO, the Chief Operating Officer (if any), the CFO, and the General Counsel, the required ownership level is reduced by fifty percent on and after the executive's 60th birthday.

All of our Named Executive Officers meet our Stock Ownership Guidelines.


$36,897,109
$6,137,500
Stuart Bradie
$7,834,008
$2,118,010
Mark Sopp
$4,297,029
$2,034,302
Byron Bright
$5,589,509
$924,683
Jay Ibrahim
$3,330,506
$1,397,370
Jenni Myles
Required Ownership Value Based on 2023 Base Salaries
3/1/2023 Ownership Value

No Pledging or Hedging

No KBR officer may pledge, hypothecate, create any lien or security interest on, or enter into a margin contract secured by, any shares, options to purchase shares, or any other interest in shares of KBR common stock. In addition, our anti-hedging policy prohibits all members of our Board of Directors, employees, and agents from (i) speculative trading in our securities; (ii) engaging in hedging transactions using our securities; (iii) "short selling" our securities; and (iv) trading derivative securities, such as put options, call options, swaps, or collars related to our securities.

Annual Awards of Restricted Stock Units and Stock Options

Annual stock awards approved by our Compensation Committee are generally effective two business days after KBR files a Form 10-K with the SEC in the first quarter of the grant year. Stock option grants, when approved by our Compensation Committee, are never issued with an exercise price below the fair market value of our common stock on the date of grant.

Impact of Accounting, Regulatory, and Tax Requirements on Compensation

We apply the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 718-10 to account for and report equity-based compensation. FASB ASC 718-10 requires that compensation expense for equity-classified awards be measured based on the grant date fair value of the award and recognized on a straight-line basis over the requisite service period or the vesting period. Compensation expense for performance-based awards settled in cash is measured based on the grant date fair value, which is re-measured at each reporting date through the settlement date. Changes in fair value during the requisite service period or the vesting period are recognized as compensation cost on a straight-line basis over that period. Compensation expense was recognized for restricted stock units, performance stock units, and cash and stock performance awards.

In the years when we grant stock option awards, the grant date fair value is estimated using option-pricing models. If an award is modified after the grant date, incremental compensation cost is recognized immediately before the modification. The benefits of tax deductions in excess of the compensation cost recognized for the options (excess tax benefits) are classified as addition to paid-in-capital, and cash retained as a result of these excess tax benefits is presented in the statement of cash flows as financing cash inflows.

We will continue to monitor issues concerning the tax deductibility of executive compensation and will take appropriate action if we believe it is warranted. Since corporate objectives and strategic needs may not always be consistent with the requirements of full deductibility, we expect, if we believe it is appropriate, to enter into compensation arrangements or provide compensation under which payments will not be fully deductible.

Impact of Executive Conduct or a Restatement of Earnings on Compensation (Clawback Policy)

If we determine at any time within two years after the termination of employment of a Named Executive Officer that such executive's employment could have been terminated for Cause, as defined in the executive's Agreement, we retain the right to recover any severance benefits (both cash and equity) provided under the Agreement to such executive. In such a case, the executive agrees to promptly repay such amounts to us.

In addition, our cash and equity incentive programs allow our Compensation Committee to seek recovery of any incentives that are determined to be an overpayment following any restatement of our financial results that impacts the performance metrics on which the incentive awards were calculated.

In October 2022, the SEC adopted rules requiring that the stock exchanges, including the NYSE, establish new listing rules that set minimum standards for clawback policies that must be implemented by their listed companies. Upon adoption of the rules, we will implement the newly required policies through an amendment to the policies described above or the adoption of additional compliant policies.

Conclusion

In a highly competitive market for executive talent, we believe our customers' and employees' interests, as well as those of our stockholders and other stakeholders, are well served by our compensation programs. These programs are reasonably positioned among our Core Peer Group, encourage and promote our compensation objectives with a strong emphasis on pay for performance, and permit the exercise of our Compensation Committee's discretion in the design and implementation of compensation packages. Going forward, we will continue to review our compensation plans periodically to determine what revisions, if any, should be made.

Compensation Committee Report

Our Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis, as provided above, with KBR's management. Based on its review, our Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement. This report shall not be deemed to be "soliciting material" or to otherwise be considered "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that KBR specifically incorporates it by reference into such filing.

Respectfully submitted,

The Compensation Committee of Directors

Jack B. Moore, Chair
Lynn A. Dugle
Lt. General Wendy M. Masiello
Ann D. Pickard

March 15, 2023

Compensation Committee Interlocks and Insider Participation

As of the date of this proxy statement, no member of our Compensation Committee has served as an officer or employee of KBR. Further, none of KBR's executive officers have served on a board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation Committee of KBR.



In February 2023, KBR launched Sustainable Aviation Fuel technology in alliance with Swedish Biofuels AB, a technology developer and pioneer in cutting-edge research on biofuels. KBR is pioneering decarbonization initiatives through its low-carbon technologies and constant process innovation to reduce emissions.



KBR is using more than a half-century of space industry knowledge to pave the way for a new era of exploration, including the NASA Artemis lunar missions and eventual missions to Mars.

Executive Compensation Tables

Summary Compensation

The following table sets forth information regarding the compensation of our Named Executive Officers for the fiscal year ended December 31, 2022, and, if the individual was an NEO for the applicable fiscal year, for the fiscal years ended December 31, 2021, and 2020.

Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(2)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Stuart J. B. Bradie President & CEO	2022	1,191,360	4,641,028	6,645,508	13,229	125,910	12,617,035
	2021	1,169,966	4,256,264	6,483,267	10,284	104,566	12,024,347
	2020	1,062,697	3,614,585	5,096,700	8,962	81,437	9,864,381
Mark W. Sopp EVP & CFO	2022	684,188	994,516	1,987,034	3,757	37,630	3,707,125
	2021	652,808	1,021,530	1,822,129	2,541	35,535	3,534,543
	2020	625,440	867,519	1,173,179	2,049	38,054	2,706,241
W. Byron Bright, Jr. President, Government Solutions U.S.	2022	657,156	828,763	1,496,189	2,859	51,144	3,036,112
	2021	624,823	783,176	1,488,169	1,863	47,643	2,945,674
	2020	544,542	578,337	945,450	1,470	47,512	2,117,311
J. Jay Ibrahim President, Sustainable Technology Solutions	2022	597,423	663,011	1,528,508	3,544	47,858	2,840,344
	2021	568,030	681,020	1,430,046	2,493	48,225	2,729,814
	2020	518,654	578,337	1,004,867	1,967	48,693	2,152,518
Jennifer C. Myles EVP & CPO	2022	486,144	563,578	1,080,472	—	60,870	2,191,064

(1) *Salary equals base pay paid to each Named Executive Officer during the applicable year, including any elective deferrals into the Kellogg Brown & Root, Inc. Retirement and Savings Plan or the KBR Elective Deferral Plan. The actual salary paid may fluctuate due to the timing of payroll processing at each calendar-year end. With respect to Mr. Bradie and Ms. Myles, their 2022 salaries were converted from British Pounds to U.S. Dollars using the exchange rate applicable for each month in the calendar year. The exchange rates used were the rates reported by Bloomberg on the last business day of the month prior to payment. The exchange rates ranged from $1.3533 to $1.2098 during the period of January 1, 2022, through December 31, 2022.*

(2) *The amounts in column (d) represent the aggregate grant date fair value of awards granted in 2020, 2021, and 2022, pursuant to the KBR Stock and Incentive Plan. The fair values were determined in accordance with FASB ASC 718, "Stock Compensation." Assumptions used in the calculation of these amounts are described in note 1 under "Significant Accounting Policies" and note 20 under "Share-based Compensation and Incentive Plans" of our audited financial statements included in our annual report on Form 10-K for the year ended December 31, 2022, and the comparable disclosures in 2020 and 2021.*

(3) *With respect to the performance awards granted in 2020, 2021 and 2022, which are based 50% on TSR, and to that extent are included in the value of stock awards in column (d), the assumptions assume the probable outcome of the TSR performance condition, which is computed in accordance with FASB ASC 718 (excluding the effect of estimated forfeitures). At maximum performance, the value of the shares of KBR common stock underlying each performance award reported in column (d) would be equal to the product of twice the number of shares of KBR common stock underlying each performance award and $27.46, with respect to the performance awards granted in 2020, $31.49, with respect to the performance awards granted in 2021, and $48.06, with respect to the performance awards granted in 2022, the closing prices of KBR's common stock on the dates of grant. This would give (i) Mr. Bradie a stock awards value under column (d) of $7,000,083 in 2022, $6,250,041 in 2021, and $6,250,006 in 2020; (ii) Mr. Sopp a stock awards value under column (d) of $1,500,049 in 2022, $1,500,089 in 2021, and $1,500,057 in 2020; (iii) Mr. Bright a stock awards value under column (d) of $1,250,041 in 2022, $1,150,078 in 2021, and $1,000,011 in 2020; (iv) Mr. Ibrahim a stock awards value under column (d) of $1,000,032 in 2022, $1,000,059 in 2021, and $1,000,011 in 2020; and (v) Ms. Myles a stock awards value under column (d) of $850,085 in 2022.*

(4) *Amounts reportable in column (e) relate to (i) payments under our Performance Pay Plan for 2022, 2021, and 2020; and (ii) payments related to the 50% portion of the 2020 performance awards that is based on the JIS performance measure and which were granted under our KBR Stock and Incentive Plan. Benefits under our Performance Pay Plan and the KBR Stock and Incentive Plan are payable by their terms during the first quarter of the following year.*

(5) *The amounts shown in column (f) include the following:*

Name	Year	Benefit Restoration	Elective Deferral	Total(A)
Bradie	2022	13,229	—	13,229
	2021	10,284	—	10,284
	2020	8,962	—	8,962
Sopp	2022	3,757	—	3,757
	2021	2,541	—	2,541
	2020	2,049	—	2,049
Bright	2022	2,859	—	2,859
	2021	1,863	—	1,863
	2020	1,470	—	1,470
Ibrahim	2022	3,544	—	3,544
	2021	2,493	—	2,493
	2020	1,967	—	1,967
Myles	2022	—	—	—

(A) *Any amounts reportable here and in column (f) of the Summary Compensation Table are payable in connection with KBR's nonqualified deferred compensation plans, including the KBR Benefit Restoration Plan ("Benefit Restoration") and KBR Elective Deferral Plan ("Elective Deferral"). These amounts reflect above-market or preferential earnings on nonqualified deferred compensation. Ms. Myles is not eligible to participate in the KBR Benefit Restoration Plan because her compensation is not subject to the limitations imposed under the Internal Revenue Code. None of our Named Executive Officers participate in the KBR Elective Deferral Plan.*

(6) *The amounts shown in column (g) above include the following:*

Name	Year	Retirement Plan Company Match	Benefit Restoration Award	UK Pension Plan Company Allowable(A)	Car Allowance(B)	Relocation Costs(C)	Executive Physicals(D)	Global Medical Plan(E)	Financial Planning/ Tax Preparation Fees(F)	Total
Bradie	2022	13,088	48,750	—	—	—	—	30,858	33,214	125,910
	2021	14,408	48,398	—	—	—	—	23,325	18,435	104,566
	2020	15,675	46,699	—	—	—	2,310	3,756	12,997	81,437
Sopp	2022	16,775	20,855	—	—	—	—	—	—	37,630
	2021	15,580	19,954	—	—	—	—	—	—	35,535
	2020	15,675	20,229	—	—	—	2,150	—	—	38,054
Bright	2022	16,775	19,369	—	—	—	—	—	15,000	51,144
	2021	14,227	18,415	—	—	—	—	—	15,000	47,643
	2020	14,957	15,601	—	—	—	2,150	—	14,804	47,512
Ibrahim	2022	16,775	16,083	—	—	—	—	—	15,000	47,858
	2021	15,675	15,400	—	—	—	2,150	—	15,000	48,225
	2020	15,660	15,058	—	—	3,173	—	—	14,802	48,693
Myles(G)	2022	—	—	27,133	11,236	—	—	—	22,500	60,870

(A) *The amount in this column represents a cash payment provided to Ms. Myles in lieu of KBR's standard 8% employer contribution to the KBR UK Limited Pension Plan because Ms. Myles has reached the pension tax limits imposed by the UK.*

(B) *The amount in this column represents a car allowance provided to Ms. Myles, which is an executive employee benefit offered to corporate employees located in the UK.*

(C) *The amount in this column represents closing and/or other relocation costs in connection with Mr. Ibrahim's business-related relocation to Houston, Texas, which is consistent with KBR's standard relocation policy offered to all employees who receive a relocation package. Mr. Ibrahim did not receive any home-loss buyout protection in connection with his relocation. The relocation payments are one-time and limited in duration.*

(D) *The amounts in this column represent costs for executive physicals offered by KBR. KBR believes the health of its leadership impacts how it delivers for the organization. Taking a proactive approach to health and wellness with a focus on prevention aligns with KBR's Zero Harm and Wellness Program initiatives and ensures business stability.*

(E) *The amounts in this column represent KBR's cost for Mr. Bradie's self-insured global medical plan.*

(F) *The amounts in this column represent the costs for assistance with Mr. Bradie's tax returns and Messrs. Bright and Ibrahim's and Ms. Myles's financial planning. The cost for Mr. Bradie's tax return assistance in 2022 represents fees paid in 2022 that covered services related to the preparations of his 2019, 2020, and 2021 tax returns. The cost for Ms. Myles's financial planning in 2022 represents fees paid in 2022 that covered services for the last three quarters in 2021 and first three quarters in 2022.*

(G) *Ms. Myles does not receive any U.S. income and thus is not eligible to participate in the 401(k) plan, under which KBR made employer matching contributions, or KBR Benefit Restoration Plan.*

Grants of Plan-Based Awards

The following table provides information regarding awards in 2022 under the KBR Senior Executive Performance Pay Plan and the KBR Stock and Incentive Plan.

					Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]				
Name	Grant Type[1]	Grant Date	Approval Date	Number Of Non-Equity Incentive Plan Units Granted	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number Of Shares Of Stock Or Units (#)[3]	Grant Date Fair Value Of Stock And Option Awards ($)[4]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)
Stuart J. B. Bradie	STI	—	—	—	387,319	1,549,275	3,098,550	—	—	—	—	—
	PAs-TSR	2/24/2022	2/18/2022	—	—	—	—	583,333	2,333,333	4,666,666	—	2,307,666
	PAs-B2B	2/24/2022	2/18/2022	2,333,334	583,334	2,333,334	4,666,668	—	—	—	—	—
	RSUs	2/24/2022	2/18/2022	—	—	—	—	—	—	—	48,551	2,333,361
Mark W. Sopp	STI	—	—	—	154,224	616,896	1,233,792	—	—	—	—	—
	PAs-TSR	2/24/2022	2/18/2022	—	—	—	—	125,000	500,000	1,000,000	—	494,500
	PAs-B2B	2/24/2022	2/18/2022	500,000	125,000	500,000	1,000,000	—	—	—	—	—
	RSUs	2/24/2022	2/18/2022	—	—	—	—	—	—	—	10,404	500,016
W. Byron Bright, Jr.	STI	—	—	—	148,129	592,515	1,185,030	—	—	—	—	—
	PAs-TSR	2/24/2022	2/18/2022	—	—	—	—	104,167	416,666	833,332	—	412,083
	PAs-B2B	2/24/2022	2/18/2022	416,667	104,167	416,667	833,334	—	—	—	—	—
	RSUs	2/24/2022	2/18/2022	—	—	—	—	—	—	—	8,670	416,680
J. Jay Ibrahim	STI	—	—	—	134,663	538,650	1,077,300	—	—	—	—	—
	PAs-TSR	2/24/2022	2/18/2022	—	—	—	—	83,333	333,333	666,666	—	329,666
	PAs-B2B	2/24/2022	2/18/2022	333,334	83,334	333,334	666,668	—	—	—	—	—
	RSUs	2/24/2022	2/18/2022	—	—	—	—	—	—	—	6,936	333,344
Jennifer C. Myles	STI	—	—	—	101,197	404,788	809,576	—	—	—	—	—
	PAs-TSR	2/24/2022	2/18/2022	—	—	—	—	70,833	283,333	566,666	—	280,216
	PAs-B2B	2/24/2022	2/18/2022	283,334	70,834	283,334	566,668	—	—	—	—	—
	RSUs	2/24/2022	2/18/2022	—	—	—	—	—	—	—	5,896	283,362

(1) *During fiscal year 2022, the Named Executive Officers received the following types of plan-based awards: Short-Term Incentive (Annual) ("STI"); KBR Long-Term Performance Cash and Stock Awards ("PAs"), which are based 50% on relative TSR and 50% on book-to-bill ("B2B"); and KBR Restricted Stock Units ("RSUs"). All awards were granted under the KBR Stock and Incentive Plan, except that the STI was granted under the KBR Senior Executive Performance Pay Plan (the "Performance Pay Plan"), which is a performance program under the KBR Stock and Incentive Plan.*

(2) *The PAs in the Non-Equity columns represent the 50% portion of the award based on B2B and have a target value of $1.00 per unit (not the value of KBR's common stock), and such amounts represent the total dollar value of the incentive opportunity at the threshold, target, and maximum potential payment levels. The PAs in the Equity Incentive Plan columns represent the 50% portion of the award based on TSR and are based upon the number of shares of KBR common stock underlying each award at the threshold, target, and maximum potential payment levels. Actual STI and PA payments may equal amounts between performance level percentages based on the achievement levels of performance metrics. The 2022 STI payments are calculated using the Participant's annual base salary as determined on January 1, 2022 (or the first day the Participant becomes eligible to participate in the Performance Pay Plan if such day occurs after the first day of January). Estimated payments of the portions of the PAs based 50% on TSR and 50% on B2B are each calculated using half of the Participant's total KBR Long-Term Performance Cash and Stock Award granted in 2022.*

(3) *The restricted stock units in column (l) vest equally over three years.*

(4) *The amounts in column (m) are calculated for RSUs based on the product of the number of RSUs granted and the closing price of KBR's common stock on the Grant Date of $48.06 and are calculated for PAs based on each PA unit having a grant date fair value of $0.989. These amounts reflect the aggregate grant date fair value computed in accordance with FASB ASC 718.*

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

NO EMPLOYMENT AGREEMENTS

Our Named Executive Officers do not have employment agreements. Each of our Named Executive Officers entered into a severance and change-in-control agreement that only provides for severance-type benefits, including severance following a change in control. For more information, see "Severance and Change-in-Control Agreements."

LONG-TERM INCENTIVES

During fiscal year 2022, our Named Executive Officers received the following types of plan-based awards under the KBR Stock and Incentive Plan: (1) an annual short-term incentive ("STI") award, which is based on achieving goals for pre-established performance metrics and is paid in cash (see "Short-Term Incentives (Annual)" for more detail), (2) long-term performance cash and stock awards ("PAs"), which are based 50% on book-to-bill ("B2B"), with that portion paid in cash, and 50% on relative TSR, with that portion settled in KBR stock, and (3) restricted stock units ("RSUs").

The PAs were granted on February 24, 2022. One-half of the target value of the PAs was granted with respect to the TSR portion of the award and consisted of a target number of units that each represent the right to receive one share of our common stock, with the number of such units initially determined by dividing the target value of the TSR portion of the award by $48.06, the closing price of a share of our common stock on the date of grant (rounded up to the next whole unit). The number of such units (and, accordingly, the number of shares of our common stock delivered in settlement of the units) under the TSR portion of the PAs will depend on the level of achievement of the TSR performance objective and may vary from 0% to 200% of the original target number of units granted. The level of achievement of the TSR performance objective will be determined at the end of the performance period based on the level of achievement during the performance period of the comparison of the average TSR (measured with a 20-trading-day average price) of KBR's common stock at the end of the performance period to the average TSR of each of the common stocks of the members of the peer group for the performance period. Specifically, each peer group company's TSR is measured every quarter, indexed back to the start of the year, and KBR's similarly calculated average quarterly indexed TSR is ranked relative to its peers. KBR's average quarterly indexed TSR rank is measured over the three-year performance period, which runs from January 1, 2022, to December 31, 2024.

The remaining 50% of the PAs will be determined based on B2B over the same three-year performance period. The B2B portion of each PA has a target value of $1.00 per unit. B2B is a measurement of the value of awarded contracts in comparison to revenue earned in the period. B2B is a standard industry metric for both government and commercial/industrial peers. B2B is calculated as the average of the achievement levels of the B2B performance metric for each year during the three-year performance period. Like the TSR portion of the 2022 PAs, achievement of Threshold pays out at 25%, Target at 100%, and Maximum at 200%, all weighted 50%. However, the B2B portion of the 2022 PAs is paid out in cash, whereas the TSR portion of the 2022 PAs is settled in shares of our common stock. No award will be paid for B2B under the PAs until after the end of the three-year performance period when the average B2B earned will be calculated using the average B2B percentage achieved during each year in the three-year performance period.

In addition to the TSR and B2B performance measures, 20% of the PAs granted on February 24, 2022, were subject to forfeiture if our Compensation Committee in its sole discretion determined that 2022 was not a successful year for us. The metric was a one-time metric that if not satisfied at the end of 2022 would result in the forfeiture of 20% of the PAs granted in 2022. In 2022, this performance metric was satisfied.

The 50% TSR portion of the 2020, 2021, and 2022 grants of KBR Long-Term Performance Cash and Stock Awards are reported in the "Stock Awards" column of the Summary Compensation Table for 2020, 2021, and 2022, the years in which the awards were granted (rather than in the "Non-Equity Incentive Plan Compensation" column in the year they were earned (2022, 2023, and 2024)), because the TSR portion of KBR Long-Term Performance Cash and Stock Awards fell within the scope of FASB ASC 718.

The payout for the 50% JIS portion of the 2020 and 2021 KBR Long-Term Performance Cash and Stock Awards and 50% B2B portion of the 2022 KBR Long-Term Performance Cash and Stock Awards will be reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table in the year earned because neither the JIS nor B2B portions fall within the scope of FASB ASC 718. Due to the JIS performance requirement being met in 2022 for the 2020 KBR Long-Term Performance Cash and Stock Awards, the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table includes the JIS portion of the 2020 KBR Long-Term Performance Cash and Stock Awards in 2022.

In February 2022, our Compensation Committee approved long-term incentive target values of $7,000,000 for Mr. Bradie, $1,500,000 for Mr. Sopp, $1,250,000 for Mr. Bright, $1,000,000 for Mr. Ibrahim, and $850,000 for Ms. Myles as described in the "Compensation Discussion and Analysis" section of this proxy statement under the header "KBR Stock and Incentive Plan." Long-term incentive awards were delivered through a combination of cash- and stock-based PAs and stock-based RSUs.

Our Compensation Committee determined the number of PAs for 2022 for each Named Executive Officer by multiplying the total long-term incentive target value by 66 ⅔%, one-half of which was allocated to each of the B2B portion and the TSR portion of the award. The target value allocated to the B2B portion of the PA was divided by $1.00 (the target value of each unit associated with that portion of the PA). Our Compensation Committee decided to use $1.00 as the target value for the B2B portion of each PA for the purpose of administering and communicating the award. In addition, the use of $1.00 as a target value for the B2B portion of each PA is a means of expressing the value of that portion of the award since the number of PAs were granted based on the total target value of long-term incentive awards. The actual value of the

B2B portion of a PA may increase to a maximum of 200% of $1.00, or $2.00, or decrease to below threshold to 0% of $1.00, or $0.00. The value of the B2B portion of PAs for performance between threshold and target or target and maximum will be calculated using linear interpolation. The target value of the PAs allocated to the TSR portion of the award is represented by a target number of units that each represent the right to receive one share of our common stock, with the number of such units initially determined by dividing the target value of the TSR portion of the award by the closing price of a share of our common stock on the date of grant (rounded up to the next whole unit). The number of such units (and, accordingly, the number of shares of our common stock delivered in settlement of the units) under the TSR portion of a PA may increase to a maximum of 200% of the original number of units granted, or decrease to 0% of the original number of units granted, in each case depending on the level of achievement of the TSR performance objective.

The Compensation Committee adopted a three-year performance award cycle because it promotes retention and aligns the long-term interests of the Named Executive Officers with the interests of our stockholders.

The RSUs granted on February 24, 2022, under the KBR Stock and Incentive Plan vest in equal annual increments beginning on the first anniversary of the grant date. Our Compensation Committee determined the number of RSUs for each Named Executive Officer by multiplying the total long-term incentive target value by 33 ⅓% and dividing the product by the closing price of our common stock on the date of grant.

In addition to the service requirement for vesting, 20% of the restricted stock units that were granted in 2022 were subject to forfeiture if our Compensation Committee in its sole discretion determined that 2022 was not a successful year for KBR. After reviewing KBR's results for 2022, the Compensation Committee did not initiate a forfeiture.

SHORT-TERM INCENTIVES (ANNUAL)

Our Named Executive Officers were eligible to participate in the Performance Pay Plan for the 2022 calendar year. Payouts under the Performance Pay Plan are based on a combination of individual performance and company performance against goals for pre-established performance metrics, as described in the Compensation Discussion and Analysis.

Each NEO's short-term incentive award opportunity was based on a percentage of base salary for each possible performance level (threshold, target, or maximum), as follows: (i) for Mr. Bradie, 32.5%, 130%, and 260%, (ii) for Messrs. Bright, Ibrahim, and Sopp, 22.5%, 90% and 180%, and (iii) for Ms. Myles, 21.25%, 85%, and 170%.

SALARY AND SHORT-TERM INCENTIVE IN PROPORTION TO TOTAL COMPENSATION

Assuming target performance with respect to the long-term incentive awards, our CEO, Mr. Bradie, received approximately 28% of his total compensation in the form of base salary and annual cash-based STI awards, and our Named Executive Officers (other than our CEO) generally received on average approximately 50% of their total compensation in the form of base salary and annual cash-based STI awards. Please see the "Compensation Discussion and Analysis" section of this proxy statement for a description of the philosophy and objectives of our compensation program.



KBR firefighter, Uros Mrjdinac, uses a hydraulic rescue tool used to cut through vehicles for a training exercise scenario at Camp Bondsteel, Kosovo. Well-known as one of the leading providers of base operations support, logistics and contingency services to the U.S. military, KBR has also earned a reputation over the past few decades as a reliable partner and trusted provider of mission-critical services to the U.S. government. Perhaps the most mission-critical of KBR's capabilities are its first responder services.

Outstanding Equity Awards at Fiscal Year End

The following table provides information on previously awarded equity grants outstanding as of December 31, 2022.

		Option Awards					Stock Awards			
Name	Grant Date[1]	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: # of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: # of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Stuart J. B. Bradie	2/24/2022	—	—	—	—	—	48,551	2,563,493	48,551	5,126,986
	3/01/2021	—	—	—	—	—	44,107	2,328,850	66,159	6,986,390
	2/26/2020	—	—	—	—	—	25,290	1,335,312	—	—
	2/25/2015	123,176	—	—	18.16	2/25/2025	—	—	—	—
TOTAL		**123,176**	—	—	—	—	**117,948**	**6,227,655**	**114,710**	**12,113,376**
Mark W. Sopp[6]	2/24/2022	—	—	—	—	—	10,404	549,331	10,404	1,098,662
	3/01/2021	—	—	—	—	—	10,586	558,941	15,879	1,676,822
	2/26/2020	—	—	—	—	—	6,070	320,496	—	—
TOTAL		—	—	—	—	—	**27,060**	**1,428,768**	**26,283**	**2,775,484**
W. Byron Bright, Jr.[6]	2/24/2022	—	—	—	—	—	8,670	457,776	8,670	915,552
	3/01/2021	—	—	—	—	—	8,116	428,525	12,174	1,285,574
	2/26/2020	—	—	—	—	—	4,047	213,682	—	—
TOTAL		—	—	—	—	—	**20,833**	**1,099,983**	**20,844**	**2,201,126**
J. Jay Ibrahim	2/24/2022	—	—	—	—	—	6,936	366,221	6,936	732,442
	3/01/2021	—	—	—	—	—	7,057	372,610	10,586	1,117,882
	2/26/2020	—	—	—	—	—	4,047	213,682	—	—
	5/14/2015	22,190	—	—	18.30	5/14/2025	—	—	—	—
TOTAL		**22,190**	—	—	—	—	**18,040**	**952,513**	**17,522**	**1,850,324**
Jennifer C. Myles[6]	2/24/2022	—	—	—	—	—	5,896	311,309	5,896	622,618
	3/01/2021	—	—	—	—	—	5,646	298,109	8,469	894,326
	5/13/2020	—	—	—	—	—	18,965	1,001,352	—	
TOTAL		—	—	—	—	—	**30,507**	**1,610,770**	**14,365**	**1,516,944**

(1) *The awards granted consist of RSUs, performance awards based on relative TSR, or options under the KBR Stock and Incentive Plan.*

(2) *With respect to the RSUs granted on February 26, 2020, May 13, 2020, March 1, 2021, and February 24, 2022, for all NEOs, the units generally vest at a rate of 33 ⅓% per year over a three-year vesting period. However, vesting of 20% of the total number of RSUs granted as part of the annual long-term incentive awards is subject to our Compensation Committee's determination, in its sole discretion, that each of 2020, 2021, and 2022 was a successful year for KBR. The Compensation Committee determined that all three years were successful. With respect to 43,529 of the RSUs granted to Ms. Myles on May 13, 2020, which were granted as a sign-on award, the 20% vesting determination described in the previous sentence does not apply.*

(3) *Market value in this table is based upon a fair market value of $52.80 per share, the closing price for KBR common stock on December 30, 2022 (the last trading day of the year).*

(4) *This column includes the 50% portions of the performance awards granted in 2021 and 2022 that are based on TSR and settled in shares of our common stock. These performance awards vest, to the extent earned, at the end of the applicable three-year performance period.*

(5) *This column includes the values of the TSR-based portions of the performance awards granted in 2021 and 2022, which are calculated by multiplying the market value based upon a fair market value of $52.80 per share for KBR common stock, the closing price on December 30, 2022 (the last trading day of the year), by the maximum number of shares of KBR common stock deliverable under the TSR-based portions of the performance awards granted in 2021 and 2022, which is equal to the product of twice the number of shares of KBR common stock underlying each performance award. Under the SEC rules, the payout value reported in this column must be disclosed based on achieving threshold performance goals, except that if performance during the last completed fiscal year (or, if the payout is based on performance to occur over more than one year, the last completed fiscal years over which performance is measured) has exceeded threshold, we must disclose the next higher performance measure (target or maximum) that exceeds the last completed fiscal year's performance (or, if the payout is based on performance to occur over more than one year, the last completed fiscal years over which performance is measured). Under SEC rules, if an award provides only for a single estimated payout, that amount should be reported.*

(6) *Mr. Sopp and Ms. Myles were not granted any options because they joined KBR after we ceased granting options to employees in 2016. Mr. Bright exercised all his remaining options in 2021.*

Option Exercises and Stock Vested

The following table shows information for 2022 regarding the exercise of stock options and the vesting of restricted stock and restricted stock units.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)[2]	Value Realized on Vesting ($)[3]
(a)	(b)	(c)	(d)	(e)
Stuart J. B. Bradie	—	—	217,264	11,182,768
Mark W. Sopp	—	—	51,078	2,630,983
W. Byron Bright, Jr.	—	—	34,674	1,784,606
J. Jay Ibrahim	—	—	34,145	1,758,606
Jennifer C. Myles	—	—	45,774	2,262,634

(1) *When applicable, represents the pre-tax value realized on option awards that were exercised during the fiscal year, computed by multiplying the number of shares acquired on exercise by the difference between the closing price of common stock on the exercise date and the option price.*

(2) *Represents the number of restricted stock units ("RSUs") and performance stock units ("PSUs") that vested during the fiscal year 2022 and a portion of the cash and stock performance awards ("PAs") granted in 2020 that vested on December 31, 2022. The amounts included under columns (d) and (e) above attributable to the PAs granted in 2020 reflect the TSR-based portion of such PAs that is settled in shares of KBR common stock. For Mr. Bradie, 64,865 RSUs, 16,216 PSUs, and 136,183 PAs vested. For Mr. Sopp, 14,715 RSUs, 3,678 PSUs, and 32,685 PAs vested. For Mr. Bright, 10,308 RSUs, 2,576 PSUs, and 21,790 PAs vested. For Mr. Ibrahim, 9,884 RSUs, 2,471 PSUs, and 21,790 PAs vested. For Ms. Myles, 20,332 RSUs, 1,454 PSUs, and 23,988 PAs vested. The JIS-based portion of the PAs that vested in fiscal year 2022 is not included under columns (d) and (e) above since it was paid out in cash but is reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table for 2022.*

(3) *Represents the pre-tax value realized on stock awards that vested during the fiscal year, computed by multiplying the number of shares acquired on vesting by the closing price of common stock on the vesting date. This also represents the value realized on the TSR-based portion of the 2020 PAs at the end of the three-year performance period on December 31, 2022, computed by multiplying the product of the target number of shares of KBR common stock granted and the TSR metric payout percentage of 179.5% (i.e., the number of shares of KBR common stock earned) by the closing price of common stock on December 30, 2022 (the last trading day of the year). The TSR metric payout percentage of 179.5% was certified by our Board, with respect to Mr. Bradie, and Compensation Committee, with respect to our other NEOs, on February 10, 2023. The value realized on the TSR-based portion of the 2020 PAs on the date of certification for each NEO is as follows: Mr. Bradie, $7,118,285; Mr. Sopp, $1,708,445; Mr. Bright, $1,138,963; Mr. Ibrahim, $1,138,963; and Ms. Myles, $1,253,853.*

Pension Benefits

Our Named Executive Officers did not participate in a KBR sponsored pension plan required to be reported under the Pension Benefits table.


KBR
KBR Gurgaon employees at the Chambal Fertilizer plant in Gadepan, India. KBR has operated in India since 1974, delivering key grassroots and revamp projects in ammonia, refining, and petrochemicals.

Nonqualified Deferred Compensation

The following table provides information regarding each Named Executive Officer's contributions to covered deferred compensation plans, earnings accrued during the year, withdrawals and distributions during the year, and plan balances at fiscal year-end.

Name	Plan	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(4)
(a)		(b)	(c)	(d)	(e)	(f)
Stuart J. B. Bradie	Elective Deferral	—	—	—	—	—
	Restoration	—	48,750	27,717	—	469,544
Mark W. Sopp	Elective Deferral	—	—	—	—	—
	Restoration	—	20,855	7,498	—	135,474
W. Byron Bright, Jr.	Elective Deferral	—	—	—	—	—
	Restoration	—	19,369	5,759	—	107,630
J. Jay Ibrahim	Elective Deferral	—	—	—	—	—
	Restoration	—	16,083	7,007	—	122,796
Jennifer C. Myles	Elective Deferral	—	—	—	—	—
	Restoration	—	—	—	—	—

(1) *To the extent there are any amounts listed in column (b) above, those amounts will also be reported as compensation in the most recent year in columns (c) and/or (g) of the Summary Compensation Table.*

(2) *The amounts in column (c) are reported as compensation for 2022 in column (g) of the Summary Compensation Table.*

(3) *Only the above-market earnings in column (d) are reported as compensation for 2022 in column (f) of the Summary Compensation Table.*

(4) *Only the amount of the aggregate balance in column (f) that relates to registrant contributions that are reported in column (c) are reported as compensation in the "All Other Compensation" column of the Summary Compensation Table for 2022 as well as amounts previously reported in prior Summary Compensation Tables. The amounts disclosed in the Summary Compensation Table, both as currently and previously reported, for each NEO are as follows: Mr. Bradie, $143,847; Mr. Sopp, $61,038; Mr. Bright, $53,385; and Mr. Ibrahim, $46,541. Ms. Myles is not eligible to participate in the KBR Benefit Restoration Plan because her compensation is not subject to the limitations imposed under the Internal Revenue Code.*

NARRATIVE DISCLOSURE TO NONQUALIFIED DEFERRED COMPENSATION TABLE

Under the Elective Deferral Plan, voluntary pretax deferrals of up to 75% of base salary and incentive compensation are allowed each year. The Benefit Restoration Plan does not allow employee elective deferrals. Earnings under the Elective Deferral Plan are based upon the executive's election from among diversified investment options that include both stock and bond funds. Participants may change their investment elections on a monthly basis. Any preferential interest credited above 120% of the applicable Federal long-term rate is recorded in the Summary Compensation Table.

Earnings for the Benefit Restoration Plan are credited based on a bond fund in the KBR Elective Deferral Plan, which had a 2022 yield that exceeded 120% of the applicable Federal long-term rate. That preferential interest is recorded in the Summary Compensation Table. In 2022, our Named Executive Officers received awards under the Benefit Restoration Plan in the amounts shown in the footnotes to the Summary Compensation Table.

Benefits under the Benefit Restoration Plan are paid in a lump sum upon termination. Benefits under the Elective Deferral Plan are paid on termination of employment or a specified future date, either as a lump sum or in installments. Withdrawals under the Elective Deferral Plan are allowed in the case of an unforeseeable emergency.

ELEMENTS OF POST-TERMINATION COMPENSATION AND BENEFITS

KBR entered into severance and change-in-control agreements with each of our NEOs—in 2014 with respect to Mr. Bradie, in 2015 with respect to Mr. Ibrahim, in 2017 with respect to Mr. Sopp, and in 2021 with respect to Ms. Myles and Mr. Bright.

Termination events that trigger payments and benefits include a change in control, normal or early retirement, termination without cause or for good reason, voluntary termination, disability, and death. Post-termination payments may include severance, accelerated vesting of restricted stock and stock options, maximum payments under cash-based short-and long-term incentive plans, nonqualified account balances, and health benefits, among others. See "2022 Potential Payments Upon Termination or Change in Control" for more detail on estimated potential payments and benefits under Ms. Myles and Messrs. Bradie, Bright, Ibrahim, and Sopp's severance and change-in-control agreements. See "Severance and Change-in-Control Agreements" for a description of: (a) the specific circumstances that would trigger payments and benefits, (b) the payment and benefit levels under various circumstances, (c) any material conditions or obligations applicable to the receipt of payments or benefits, and (d) any other material factors regarding the severance and change-in-control agreements.

2022 Potential Payments Upon Termination or Change In Control

Executive	Benefits[(1)(2)]	Change in Control without Termination 12/31/2022 ($)	Change in Control with Involuntary Termination 12/31/2022 ($)	Retirement, Disability, or Death on 12/31/2022[(6)] ($)	Involuntary Not For Cause or Voluntary for Good Reason Termination on 12/31/2022 ($)	For Cause or Voluntary without Good Reason on 12/31/2022 ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Stuart J. B. Bradie	Stock Awards	—	6,227,654	6,227,654	—	—
	Stock Options[(3)]	—	—	—	—	—
	Performance Awards[(4)]	—	16,562,518	11,439,124	—	—
	Cash Severance[(5)]	—	10,820,090	2,597,015	5,600,225	—
TOTAL		**—**	**33,610,262**	**20,263,793**	**5,600,225**	**—**
Mark W. Sopp	Stock Awards	—	1,428,768	1,428,768	—	—
	Stock Options[(3)]	—	—	—	—	—
	Performance Awards[(4)]	—	3,849,178	2,703,486	—	—
	Cash Severance[(5)]	—	3,643,368	1,038,696	1,353,998	—
TOTAL		**—**	**8,921,314**	**5,170,950**	**1,353,998**	**—**
W. Byron Bright, Jr.	Stock Awards	—	1,099,982	1,099,982	—	—
	Stock Options[(3)]	—	—	—	—	—
	Performance Awards[(4)]	—	2,874,835	1,949,833	—	—
	Cash Severance[(5)]	—	3,401,584	899,854	1,321,198	—
TOTAL		**—**	**7,376,401**	**3,949,669**	**1,321,198**	**—**
J. Jay Ibrahim	Stock Awards	—	952,512	952,512	—	—
	Stock Options[(3)]	—	—	—	—	—
	Performance Awards[(4)]	—	2,566,101	1,802,306	—	—
	Cash Severance[(5)]	—	3,201,213	926,913	1,202,223	—
TOTAL		**—**	**6,719,826**	**3,681,731**	**1,202,223**	**—**
Jennifer C. Myles	Stock Awards	—	1,610,770	1,610,770	—	—
	Stock Options[(3)]	—	—	—	—	—
	Performance Awards[(4)]	—	2,477,824	1,766,652	—	—
	Cash Severance[(5)]	—	2,389,801	627,784	894,989	—
TOTAL		**—**	**6,478,395**	**4,005,206**	**894,989**	**—**

(1) *The aggregate nonqualified deferred compensation payable to each Named Executive Officer upon termination is set forth in column (f) of the Nonqualified Deferred Compensation Table and is not reflected in this table.*

(2) *This table includes amounts payable to the Named Executive Officers assuming they remained employed through December 31, 2022, pursuant to the Performance Pay Plan, as reported in column (e) of the Summary Compensation Table. If a Named Executive Officer is terminated for "cause" (as defined under the applicable plan/program), all such executive's rights to payment would be automatically forfeited. This table does not include benefits that are generally available to all salaried employees.*

(3) *This table does not include the exercisable stock options reflected in column (b) of the Outstanding Equity Awards at Fiscal Year-End Table because such options were fully vested prior to December 31, 2022. No amounts are shown for stock options in this table as there were no unvested stock options as of December 31, 2022.*

(4) *Assumes for purposes of a change in control with an involuntary termination, retirement, disability, or death that payout for the Performance Awards will be at target. Performance Awards are fully vested on a change-in-control termination but are prorated on retirement, disability, or death. While the value of the 2020 Performance Awards is included in the Change in Control with Involuntary Termination column based on target as required pursuant to applicable reporting rules, those awards actually paid out at 200% of target with respect to the JIS portion and 179.5% with respect to the TSR portion.*

(5) *Cash severance includes welfare costs in the case of a change in control with an involuntary termination. With respect to Mr. Bradie, welfare costs are estimated using the highest cost medical plan option available to KBR employees. Cash severance does not include amounts that may be paid under the severance plan generally available to all employees because the Named Executive Officers are not eligible for that plan while party to an individual severance agreement.*

(6) *Retirement is discretionary and subject to the approval of our Compensation Committee.*

Severance and Change-in-Control Agreements

Our Compensation Committee approved the Agreement—a form of severance and change-in-control agreement—for each of the NEOs and certain other senior executive officers.

CIRCUMSTANCES THAT WOULD TRIGGER PAYMENTS AND BENEFITS

The Agreement will terminate automatically on the earlier of (i) the executive's termination of employment with KBR or (ii) in the event of a change in control during the term of the Agreement, two years following the change in control. The Agreement provides for (i) severance termination benefits (prior to a change in control), (ii) double-trigger change-in-control termination benefits (on or after a change in control), and (iii) death, disability, and retirement benefits.

Under the Agreement, "cause," "good reason," and "change in control" are defined as described below.

"**Cause**" means any of the following: (i) the executive's gross negligence or willful misconduct in the performance of the duties and services required by the Company; (ii) the executive's conviction of, or plea other than not guilty to, a felony or a misdemeanor involving moral turpitude; or (iii) a material violation of the Company's Code of Business Conduct. Prior to a change in control, "cause" also means the executive's failure to perform, in a reasonably satisfactory manner, the duties and services required by the Company, provided that the Company gives the executive at least 10 days' written notice to cure the failure.

"**Good Reason**" means any of the following: (i) a material diminution in the executive's base salary, (ii) a material diminution in the executive's authority, duties, or responsibilities, including, with respect to Mr. Bradie, the failure to maintain him in the position of CEO of the Company or nominate him to stand for re-election to the Board of Directors, or (iii) unless agreed to by the executive, the relocation of the offices at which the executive is principally employed to a location more than 50 miles away. However, prior to a change in control, "good reason" means a 25% or more diminution in the executive's base salary, unless a similar reduction is made to the base salaries of all senior executive officers of the Company, and with respect to Mr. Bradie, it also means (ii) and (iii) of the definition of "good reason" above.

"**Change in Control**" is generally triggered upon any of the following: (i) a person acquires 20% or more of the voting power of the Company, (ii) the majority of our Board of Directors changes, (iii) a merger or consolidation of the Company (unless the Company still controls a majority of the voting stock), (iv) a complete liquidation or dissolution of the Company, or (v) a sale, disposition, lease, or exchange of all or substantially all the Company's assets.

Termination Due to Death or Disability

If at any time during the term of an Agreement, the Named Executive Officer dies or becomes disabled, then KBR will provide the executive (or the executive's estate) with the benefits described below.

(a) The executive's unearned bonus under the annual cash incentive plan payable for the fiscal year in which the termination occurs, with such bonus amount determined at the end of the performance period in accordance with the plan. Any such earned amount will be prorated to the executive's date of termination and paid in a lump sum on the normal payment date for such annual bonuses under the plan, but not later than the March 15 following the end of the performance period.

(b) The executive's unpaid bonus (if any) accrued under the annual cash incentive plan for the fiscal year that ended on or immediately before the executive's date of termination, which shall be paid in a lump sum on the normal payment date for such bonuses, but not later than the March 15 following the end of such prior performance period.

(c) The restrictions on all restricted stock and restricted stock units held by the executive will lapse in full on the date of termination.

(d) All stock options and stock appreciation rights ("SARs") held by the executive will become fully vested and exercisable on the date of termination and may be exercised until the earlier of the second anniversary of the date of termination (unless otherwise provided by our Compensation Committee, in its discretion) and the remaining term of such option or SAR.

(e) All outstanding performance awards granted to the executive will be prorated to the date of termination, and to the extent such awards become "earned" based on actual performance results at the end of the performance period, will be paid to the executive in a lump sum on the normal payment date for such awards under the plan, but not later than the March 15 following the end of the performance period.

(f) All the executive's account balances in all supplemental and nonqualified retirement plans of KBR and its affiliates will become fully vested on the date of termination.

Termination Due to Retirement

If at any time during the term of the Agreement, the Named Executive Officer retires, then KBR will provide the executive with the above death and disability benefits, except that the executive may only exercise stock options and SARs until the earlier of the first anniversary of the date of termination (unless otherwise provided by our Compensation Committee, in its discretion) and the remaining term of such options or SARs.

Voluntary Termination Without Good Reason or Retirement

If at any time during the term of the Agreement, the Named Executive Officer voluntarily terminates employment for any reason other than a "good reason" or retirement, the executive will not be entitled to any payments or benefits and the executive's vested stock options and SARs must be exercised within 30 days of the date of termination or, if earlier, before the applicable expiration date.

Termination For Cause

If at any time during the term of the Agreement, the Named Executive Officer's employment is terminated by KBR for "cause," the executive will not be entitled to any severance payments or benefits.

Termination Without Cause or By the Executive For Good Reason

If, prior to a change in control, the Named Executive Officer's employment is terminated by KBR (except for "cause"), or if the Named Executive Officer terminates employment for "good reason," KBR will provide the executive with the following benefits: (a) a lump-sum cash payment equal to the sum of: (i) one (two with respect to Mr. Bradie) year's base salary in effect at termination, plus (ii) (two times with respect to Mr. Bradie) the executive's annual target bonus opportunity; (b) all vested stock options and SARs may be exercised within the one-year period following termination, but not later than the remaining term of the option or SARs; and (c) all unvested stock options, SARs, restricted stock, restricted stock units, and performance awards will be forfeited, unless and to the extent provided otherwise by our Compensation Committee, in its discretion, with respect to non-performance awards.

Termination Following a Change in Control

If on the date of, or within two years after, a change in control, KBR terminates the Named Executive Officer's employment without cause or the Named Executive Officer terminates employment for "good reason," then KBR will provide the executive with the change-in-control termination benefits described below.

(a) a lump sum cash payment equal to the sum of: (i) two times (three times with respect to Mr. Bradie) the executive's base salary in effect at termination (or, if higher, the executive's base salary in effect immediately prior to the change in control), plus (ii) two times (three times with respect to Mr. Bradie) the executive's annual target bonus opportunity;

(b) the executive's unearned bonus under the annual cash incentive plan payable for the fiscal year in which the executive's termination occurs, with such bonus amount determined at the end of the performance period in accordance with the plan, and then such earned amount (if any) (x) prorated to the executive's date of termination and (y) paid to the executive in a lump sum on the normal payment date for such annual bonuses, but not later than the March 15 following the end of the performance period;

(c) the executive's unpaid bonus (if any) accrued under the annual cash incentive plan for the fiscal year that ended on or immediately before the executive's termination, which will be paid to the executive in a lump sum on the normal payment date for such bonuses, but not later than 74 days following the executive's termination of employment;

(d) all the outstanding stock options, SARs, restricted stock and restricted stock unit awards, and other equity-based awards granted by KBR to the executive that are not performance awards will become fully vested and immediately exercisable or payable in full on the effective date of the release required under the Agreement, provided such release is timely executed by the executive following termination of employment;

(e) all performance award units other than those that are covered under the annual cash incentive plan will become fully vested and paid at target performance as soon as administratively feasible following the termination of employment, but not later than March 15 of the year following such termination;

(f) all account balances in any supplemental and nonqualified retirement plans will become fully vested; and

(g) welfare plan costs equal to two times (three times with respect to Mr. Bradie) the total annual cost to the executive and KBR of the medical, dental, life, and disability benefits provided to the executive and the executive's eligible dependents by KBR for the year of the executive's termination.

DETERMINATION OF APPROPRIATE PAYMENT AND BENEFIT LEVELS UNDER VARIOUS CIRCUMSTANCES

The Agreement was crafted based on an analysis of practices in our Core Peer Group at the time and the market generally, presented by the Compensation Committee's independent compensation consultant at the time. The Compensation Committee regularly reviews the Agreement to ensure it remains consistent with the median of our most current Core Peer Group.

MATERIAL PRECONDITIONS TO RECEIVING PAYMENTS OR BENEFITS

As a condition to receiving severance benefits upon a termination by KBR (except for "cause") or a resignation by the executive for "good reason" or retirement, an executive must first execute a release and full settlement agreement. The Agreement also contains customary confidentiality, non-competition, and non-solicitation covenants, as well as a mandatory arbitration provision. In addition, the Agreement contains a clawback provision that allows KBR to recover any benefits paid under the Agreement if we determine within two years after the executive's termination of employment that the executive's employment could have been terminated for cause.

No Employment Agreements

KBR has no employment agreements with its Named Executive Officers.

CEO Pay Ratio

Presented below is the ratio of the annualized total compensation of Mr. Bradie, our CEO, to the annual total compensation of our median employee (excluding the CEO).

Pay Ratio Methodology and Calculation

DETERMINATION OF EMPLOYEE POPULATION

We determined that, as of December 31, 2022, our employee population consisted of approximately 29,287 individuals working for KBR and its consolidated subsidiaries, with approximately 13,414 of these individuals located in the U.S. This population consisted of our full-time, part-time, external, and temporary employees (we do not have seasonal workers) and excluded approximately 9,212 employees working in joint ventures that are not consolidated subsidiaries of KBR and who are not otherwise our employees. This population also excluded approximately 572 external individuals working for KBR, whose take home pay we do not control. As permitted by SEC rules, we excluded 100% of the employees in the following non-U.S. jurisdictions: 115 employees in Mexico, 53 employees in Kenya, 22 employees in Indonesia, 16 employees in Bulgaria, 12 employees in the Czech Republic, 5 employees in Malaysia, 4 employees in each of Lithuania and Norway, 2 employees in each of Angola and Italy, and 1 employee in each of Bosnia and Herzegovina, Hungary, and Kazakhstan. As a result, the total number of employees used to identify the median of the annual total compensation of all our employees was approximately 29,049, of which approximately 13,414 were located in the U.S.

CONSISTENTLY APPLIED COMPENSATION MEASURE

We used total cash compensation for 2022 (without making any cost-of-living adjustment) as a consistently applied compensation measure to identify our median employee. Total cash compensation is a relatively broad measure of pay. Short-and long-term equity-based incentives were not considered since such incentives are not broad-based and including them would not substantially affect the determination of our median employee. We chose not to use earnings reported to the Internal Revenue Service on Form W-2 for employees in the U.S. because those amounts would include equity-based compensation and W-2 earnings is not a measure that can be easily applied consistently to employees outside the U.S. Compensation of employees who were on unpaid leave of absence was annualized.

DATA GATHERING

While SEC rules allow for statistical sampling or "other reasonable methods," we collected data for all employees. It would have been costly to create a subgroup that was representative of the entire employee population given that the non-U.S. employees included in the calculation are based in approximately 50 countries.

PAY RATIO CALCULATION

After we identified our median employee, we calculated all the elements of such employee's compensation for 2022 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $74,984. The annual total compensation of our CEO was $12,617,035, as reported in the "Total" column of our 2022 Summary Compensation Table included in this proxy statement.

Based on this information, for 2022 the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all employees was reasonably estimated to be 168:1.

The SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. The pay ratio reported by other companies may not be comparable to KBR's pay ratio, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in their calculations.

Pay Versus Performance

Pay Versus Performance Table

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation and certain financial performance measures of the Company. For more information, refer to the "Compensation Discussion and Analysis" section of this proxy statement beginning on page 55.

					Value of initial fixed $100 investment based on:			
Year (a)	Summary Compensation Table Total for CEO[1] ($)(b)	Compensation Actually Paid to CEO[2] ($)(c)	Average Summary Compensation Table Total for non-CEO NEOs[3] ($)(d)	Average Compensation Actually Paid to non-CEO NEOs[4] ($)(e)	Company TSR[5] ($)(f)	Peer Group Total Shareholder Return[6] ($)(g)	Net Income (Loss)[7] ($)(h)	Company-Selected Performance Measure: Adj. EPS[8] ($)(i)
2022	12,617,035	16,957, 757	2,943,662	3,716,852	179.76	134.55	192,000,000	2.71
2021	12,024,347	22,501,119	2,595,828	3,781,778	160.59	117.91	35,000,000	2.43
2020	9,864,381	9,222,322	2,218,991	2,138,848	103.16	109.22	(42,000,000)	1.74

(1) The amounts in this column are the amounts of total compensation reported for Mr. Bradie for each corresponding year in the "Total" column of the Summary Compensation Table on page 76.

(2) The amounts in this column represent the amount of "Compensation Actually Paid" to Mr. Bradie, as computed in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual amount of compensation earned by or paid to Mr. Bradie during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Bradie's total compensation for each year to determine the "Compensation Actually Paid":

Year	Reported Summary Compensation table total for CEO ($)	Reported value of equity awards[(a)] ($)	Equity award adjustments[(b)] ($)	Reported change in the actuarial present value of pension benefits[(c)] ($)	Pension benefit adjustments ($)	Compensation Actually Paid to CEO ($)
2022	12,617,035	(4,641,028)	8,981,750	—	—	16,957,757
2021	12,024,347	(4,256,264)	14,733,036	—	—	22,501,119
2020	9,864,381	(3,614,585)	2,972,526	—	—	9,222,322

(a) This column reflects the grant date fair value of equity awards, which are the total of the amounts reported in the "Stock Awards" column in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year-end fair value of equity awards granted in year ($)	Year over year change in fair value of outstanding and unvested equity awards ($)	Fair value as of vesting date of equity awards granted and vested in the year ($)	Year over year change in fair value of equity awards granted in prior years that vested in the year ($)	Fair value at the end of the prior year of equity awards that failed to meet vesting conditions in the year ($)	Value of dividends or other earnings paid on stock or option awards not otherwise reflected in fair value or total compensation ($)	Total equity award adjustments ($)
2022	5,553,263	3,224,991	—	131,229	—	72,267	8,981,750
2021	8,574,868	6,082,602	—	7,120	—	68,446	14,733,036
2020	4,852,517	(1,404,632)	—	(551,461)	—	76,102	2,972,526

(c) Mr. Bradie does not participate in any KBR-sponsored defined benefit or actuarial pension plans.

(3) *The amounts in this column represent the average of the amounts reported for the Company's named executive officers as a group (excluding Mr. Bradie) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the named executive officers (excluding Mr. Bradie) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2022, Messrs. Bright, Ibrahim, and Sopp and Ms. Myles; (ii) for 2021, Messrs. Bright, Ibrahim, Kelly, and Sopp and Ms. Akerson; and (iii) for 2020, Messrs. Bright, Ibrahim, and Sopp and Ms. Akerson.*

(4) *The amounts in this column represent the average amount of "Compensation Actually Paid" to the named executive officers as a group (excluding Mr. Bradie), as computed in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual average amount of compensation earned by or paid to the named executive officers as a group (excluding Mr. Bradie) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the named executive officers as a group (excluding Mr. Bradie) for each year to determine the "Compensation Actually Paid," using the same methodology described above in Note 2:*

Year	Average reported Summary Compensation Table total for non-CEO named executive officers ($)	Average reported value of equity awards[(a)] ($)	Average equity award adjustments[(b)] ($)	Average reported change in the actuarial present value of pension benefits[(c)] ($)	Average pension benefit adjustments ($)	Average Compensation Actually Paid to non-CEO named executive officers ($)
2022	2,943,662	(762,467)	1,535,657	—	—	3,716,852
2021	2,595,828	(721,882)	1,907,832	—	—	3,781,778
2020	2,218,991	(628,951)	548,808	—	—	2,138,848

(a) *This column reflects the average grant date fair value of equity awards, which are the amounts reported in the "Stock Awards" column in the Summary Compensation Table for the applicable year, for the named executive officers as a group (excluding Mr. Bradie).*

(b) *The amounts deducted or added in calculating the total average equity award adjustments are as follows:*

Year	Average year-end fair value of equity awards granted in year ($)	Year over year average change in fair value of outstanding and unvested equity awards ($)	Average fair value as of vesting date of equity awards granted and vested in the year ($)	Year over year average change in fair value of equity awards granted in prior years that vested in the year ($)	Average fair value at the end of the prior year of equity awards that failed to meet vesting conditions in the year ($)	Average value of dividends or other earnings paid on stock or option awards not otherwise reflected in fair value or total compensation ($)	Total average equity award adjustments ($)
2022	912,352	605,404	—	7,066	—	10,835	1,535,657
2021	1,239,559	802,342	—	2,557	(147,871)	11,245	1,907,832
2020	844,368	(213,742)	—	(93,908)	—	12,090	548,808

(c) *Our Named Executive Officers do not participate in any KBR-sponsored defined benefit or actuarial pension plans.*

(5) *Cumulative total shareholder return ("TSR") is the cumulative TSR on shares of our common stock assuming an investment of $100 on December 31, 2019, and reinvestment of all dividends.*

(6) *The peer group used for this purpose is our Core Peer Group as used by the Company for benchmarking purposes for the years indicated, and as further discussed in the "Compensation Discussion and Analysis" sections of this proxy statement and the proxy statements filed by the Company on April 4, 2022, and April 5, 2021. Peer group TSR was calculated on a market capitalization weighted basis according to the respective issuers' stock market capitalization at the beginning of each period for which a return is indicated. TSR for both the Company and the peer group is based on an initial $100 investment, measured on a cumulative basis from the market close on December 31, 2019, through and including the end of 2022. TSR calculations reflect reinvestment of dividends. The Core Peer Group for 2020 is composed of the following companies: AECOM Technology Corporation, Booz Allen Hamilton Holding Corporation, CACI International Inc, EMCOR Group, Inc., Fluor Corporation, Jacobs Solutions Inc. (formerly Jacobs Engineering Group Inc.), Leidos Holdings, Inc., ManTech International Corporation, Quanta Services, Inc., Science Applications International Corporation, TechnipFMC plc, and Vectrus, Inc. McDermott International, Inc., which was a constituent of our Core Peer Group for 2020, filed for chapter 11 bankruptcy protection in January 2020 and emerged in June 2020, and it therefore has been excluded in determining our peer group TSR for 2020. The Core Peer Group for 2021 is composed of the following companies: Booz Allen Hamilton Holding Corporation, CACI International Inc, Fluor Corporation, Jacobs Solutions Inc. (formerly Jacobs Engineering Group Inc.), Leidos Holdings, Inc., ManTech International Corporation, Parsons Corporation, Science Applications International Corporation, and Unisys Corporation. Perspecta Inc., which was a constituent of our Core Peer Group for 2021, was taken private and ceased being publicly traded in May 2021, and it therefore has been excluded in determining our peer group TSR for 2021. The Core Peer Group for 2022 is composed of the following companies: Booz Allen Hamilton Holding Corporation, CACI International Inc, Fluor Corporation, Jacobs Solutions Inc. (formerly Jacobs Engineering Group Inc.), Leidos Holdings, Inc., Parsons Corporation, and Science Applications International Corporation. ManTech International Corporation, which was a constituent of our Core Peer Group for 2022, was taken private and ceased being publicly traded in September 2022, and it therefore has been excluded in determining our peer group TSR for 2022.*

(7) *The amounts reported represent the amount of GAAP net income (loss) reflected in the Company's audited financial statements for the applicable year. The net income (loss) figures for the years ended December 31, 2021, and 2020, are adjusted to reflect our adoption of ASU No. 2020-06 on January 1, 2022, using the full retrospective method.*

(8) *The adjusted EPS figures for the years ended December 31, 2021, and 2020, are adjusted to reflect our adoption of ASU No. 2020-06 on January 1, 2022, using the full retrospective method. Adjusted EPS or adjusted earnings per share is a non-GAAP financial measure. See the section titled "Non-GAAP Reconciliation: Adjusted EBITDA, Adjusted EPS and Adjusted Operating Cash Flow" at the end of this proxy statement for further information, including reconciliation of adjusted EPS to the most directly comparable GAAP measure.*

Pay Versus Performance Relationship Disclosures

We believe that, in a highly competitive market for executive talent, our compensation programs encourage and promote our compensation objectives with a strong emphasis on pay for performance and that they serve our stakeholders' interests well.

The following charts illustrate the relationship between the "Compensation Actually Paid" and the financial performance measures set forth in the Pay for Performance table above: TSR, peer group TSR, net income (loss) and adjusted EPS.

The Company identified adjusted EPS as the Company-Selected Measure, the most important performance measure used by the Company to link compensation actually paid to the Company's NEOs to Company performance for the most recently completed fiscal year. The Company selected adjusted EPS because strong EPS generally increases the value of our stock, among other benefits, which we believe helps to align the interests of our NEOs and our stockholders. Adjusted EPS is the most heavily weighted performance measure under our 2022 STI plan, with Company performance on this measure driving 45% of the plan funding for the 2022 STI plan, as described in greater detail in our Compensation Discussion and Analysis.


Compensation actually paid versus total shareholder return
Compensation actually paid ($M)
$50
$40
$30
$20
$10
$0
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
Cumulative TSR (value of initial $100 investment)
2020
2021
2022
CEO compensation actually paid
Non-CEO NEO compensation actually paid
Peer group TSR
Company TSR


Compensation actually paid versus net income (loss)
Compensation actually paid ($M)
$50
$40
$30
$20
$10
$0
$200,000
$175,000
$150,000
$125,000
$100,000
$75,000
$50,000
$25,000
$0
$-25,000
$-50,000
Net income (loss) (in thousands)
2020*
2021*
2022
CEO compensation actually paid
Non-CEO NEO compensation actually paid
Net income (loss)

* *For the years ended December 31, 2021, and 2020, the net income (loss) are adjusted to reflect the adoption of ASU No. 2020-06.*


Compensation actually paid versus adjusted EPS
Compensation actually paid ($M)
$50
$40
$30
$20
$10
$0
$3.00
$2.75
$2.50
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
Adjusted EPS
2020*
2021*
2022
CEO compensation actually paid
Non-CEO NEO compensation actually paid
Adjusted EPS

* *The adjusted EPS figures for the years ended December 31, 2021, and 2020, are adjusted to reflect our adoption of ASU No. 2020-06 on January 1, 2022, using the full retrospective method.*

Important Financial Performance Measures

For 2022, the most important financial performance measures (including the Company-Selected Measure) that we used to link executive compensation actually paid to the NEOs to our performance, which are the performance metrics the Committee chose for our short-term and long-term incentive plans and are described in more detail in the "Compensation Discussion and Analysis" section of this proxy statement, are as follows, listed on an unranked basis:

- Adjusted EPS
- Adjusted Consolidated Operating Cash Flow
- Relative TSR
- Book-to-bill
- Sustainability

Adjusted EPS and adjusted consolidated operating cash flow are non-GAAP financial measures. See the section titled "Non-GAAP Reconciliation: Adjusted EBITDA, Adjusted EPS and Adjusted Operating Cash Flow" at the end of this proxy statement for further information, including reconciliations of adjusted EPS and adjusted consolidated operating cash flow to the most directly comparable GAAP measures.

Director Compensation

The annual compensation for our non-executive Directors is shown below. Mr. Bradie does not receive any additional compensation for serving on our Board.

Who receives	Amount and type of compensation	How paid
All non-executive directors	$120,000 annual retainer (Increased from $100,000 beginning in Q1 2022)	Quarterly cash payments made prior to the end of each quarter
Non-executive Chair of the Board	Additional $200,000 annual retainer (Increased from $125,000 beginning in Q1 2022)	
Audit Committee Chair	Additional $25,000 annual retainer (Increased from $20,000 beginning in Q4 2022)	
Compensation Committee Chair	Additional $15,000 annual retainer	
Cybersecurity Committee Chair	Additional $15,000 annual retainer (Increased from $10,000 beginning in Q1 2022)	
Nominating and Corporate Governance Committee Chair(1)	Additional $15,000 annual retainer (Increased from $10,000 beginning in Q4 2022)	
Sustainability and Corporate Responsibility Committee Chair	Additional $15,000 annual retainer (Increased from $10,000 beginning in Q4 2022)	
All non-executive directors	$170,000 equity award(2) (Increased from $150,000 beginning in Q1 2022)	Annual grant of restricted stock units that vest in full after six months

(1) *If the non-executive Chair of the Board is concurrently serving as the Chair of the Nominating and Corporate Governance Committee, there will be no additional annual retainer for the Nominating and Corporate Governance Committee Chair.*

(2) *The number of restricted stock units awarded each non-employee director is equal to $170,000 divided by the closing price of our common stock on the date of grant (rounded up to the next whole share).*

KBR's nonqualified elective deferral plan for non-executive Directors permits non-executive Directors to make an annual election to defer payment of some or all of their cash retainers and equity compensation for the following year. The non-executive Directors also have the option to elect to have their cash compensation converted to RSUs. For the 2022 plan year, General Lyles elected to defer 50% of his cash compensation and 100% of his equity compensation into the plan, and Ms. Dugle elected to defer 100% of her equity compensation into the plan.

Our Compensation Committee reviews the competitiveness of the compensation paid to our non-executive Directors at least annually. The results of the most recent reviews were presented to our Board in November 2021 and October 2022, and increases (as shown above) were made at the beginning and during 2022 to bring KBR's average non-executive director compensation closer to the median of compensation paid by our peers and to reflect the additional two meetings to be held by the Sustainability and Corporate Responsibility Committee every year.



KBR's Defense and Intel business unit's engineering comes to life in Blount Island, Florida.

The following table sets forth certain information with respect to KBR's compensation for non-executive directors during the fiscal year ended December 31, 2022.

Name[(1)]	Fees Earned or Paid in Cash ($)[(2)]	Stock Awards ($)[(3)]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[(4)]	All Other Compensation ($)[(5)]	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)
Mark E. Baldwin	141,250	170,036	—	—	311,286
Lynn A. Dugle	131,250	170,036	—	—	301,286
Lester L. Lyles[(6)]	320,000	170,036	22,934	19,001	531,971
John A. Manzoni	90,000	170,036	—	1,904	261,940
Wendy M. Masiello	120,000	170,036	—	15,282	305,318
Jack B. Moore	135,000	170,036	—	—	305,036
Ann D. Pickard	131,250	170,036	—	17,335	318,621
Carlos A. Sabater	120,000	170,036	—	17,599	307,635
Umberto della Sala	60,000	170,036	—	—	230,036
Vincent R. Stewart	135,000	170,036	—	—	305,036

(1) *Directors who were also full-time officers or employees of KBR received no additional compensation for serving as directors.*

(2) *Reflects fees earned in 2022, including fees that may have been deferred into the KBR Non-Employee Directors Elective Deferral Plan. Sir John was elected to the Board on May 18, 2022, and Mr. della Sala retired from the Board on May 18, 2022, so these directors did not earn cash retainers for the full year.*

(3) *The amounts in column (c) represent the grant date fair value of awards granted in 2022 pursuant to the KBR Stock and Incentive Plan. The fair values were determined in accordance with FASB ASC 718, "Stock Compensation." Assumptions used in the calculation of these amounts are described in note 1 under "Significant Accounting Policies" and note 20 under "Share-based Compensation and Incentive Plans" of our audited financial statements included in our annual report on Form 10-K for the year ended December 31, 2022. Dividends paid on the stock awards are not reported separately in this table because they are already factored into the grant date fair value. All directors were fully vested in their restricted stock units at the end of 2022 because their annual equity awards were granted February 24, 2022, or with respect to Sir John, May 18, 2022.*

(4) *The amount in column (d) reflects the above-market or preferential earnings on nonqualified deferred compensation in General Lyles's cash retainer account under the KBR Non-Employee Directors Elective Deferral Plan.*

(5) *The amounts in column (e) reflect travel expenses for spouses to accompany the Directors to one board meeting in 2022 and the reimbursement of the taxes associated with the payments of these expenses. The tax reimbursements for the spousal travel expenses equal $7,600 for General Lyles, $762 for Sir John, $6,113 for Lt. General Masiello, $6,934 for Ms. Pickard, and $7,039 for Mr. Sabater.*

(6) *General Lyles elected to defer 50% of his annual cash retainer payable for 2022 into the KBR Non-Employee Directors Elective Deferral Plan. Accordingly, he actually received only half of the amount in column (b) in cash in 2022.*

Director Stock Ownership Guidelines

Our Board of Directors established stock ownership guidelines for the non-executive directors to link their financial interests with those of KBR's stockholders. Non-executive directors are required to own KBR stock in an amount equal to five times the annual cash retainer within five years of joining the Board of Directors. As shown below, all of our non-executive directors who have served at least five years are in compliance with the stock ownership guidelines.


Stock ownership with respect to stock ownership guidelines as of 3/1/2023.
$3,402,590
$4,268,156
$2,149,506
$3,386,832
$2,657,693
$600,000
$934,110
$377,279
$578,353
$576,877
>5 Yrs Baldwin
>5 Yrs Lyles
>5 Yrs Masiello
>5 Yrs Moore
>5 Yrs Pickard
Required stock ownership
KBR Stock as of 3/1/2023: $55.10
<5 Yrs Dugle
<5 Yrs Manzoni
<5 Yrs Sabater
<5 Yrs Stewart

Certain Relationships and Related Transactions

We perform many of our projects through incorporated and unincorporated joint ventures. In addition to participating as a joint venture partner, we often provide engineering, procurement, construction, operations, or maintenance services to the joint venture as a subcontractor. Where we provide services to a joint venture that we control and therefore consolidate for financial reporting purposes, we eliminate intercompany revenues and expenses on such transactions. In situations where we account for our interest in the joint venture under the equity method of accounting, we do not eliminate any portion of our subcontractor revenues or expenses; however, we recognize profit on our subcontractor scope of work only to the extent the joint venture's scope of work to the end customer is complete. We recognize revenue over time on our services provided to joint ventures that we consolidate and our services provided to joint ventures that we record under the equity method of accounting.

Related Person Policies

Our Board of Directors has adopted a policy requiring approval of any transactions involving our directors, executive officers, nominees for director, greater than 5% stockholders, and any of their respective immediate family members. This policy covers transactions, arrangements or relationships or any series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (1) KBR (including any of our subsidiaries) is or will be a participant, (2) the aggregate amount involved exceeds $120,000 in any calendar year, and (3) any related person had, has or will have a direct or indirect interest (other than solely as a result of being a director or holding less than a 10% beneficial ownership interest in another entity), and which is required by SEC rules to be disclosed in our public filings. The Board of Directors will only approve a transaction with related persons when the Board determines such transaction is in the best interests of KBR or our stockholders. In determining whether to approve or ratify a related person transaction, the Board of Directors will consider the following factors and such other factors as it deems appropriate:

- whether the related person transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances;
- whether the transaction is material to us or the related person;
- the role the related person has played in arranging the related person transaction;
- the structure of the related person transaction;
- the extent of the related person's interest in the transaction; and
- whether there are alternative sources for the subject of the transaction.

Audit Matters



Our world-leading sustainable technologies are creating true circular economies and helping customers decarbonize assets, reduce emissions and operate more efficiently.

Audit Committee Report	96
Primary Responsibilities and 2022 Actions	96
Oversight of Independent Auditors	97
2022 Audited Financial Statements	97
Approved Principal Accountant Fees and Services	97
Proposal No. 4 — Ratify the Appointment of Independent Registered Public Accounting Firm	98

Audit Committee Report

KBR's Audit Committee operates under a written charter adopted by the Board that outlines the responsibilities of, and practices followed by, the Committee. A copy of the Charter is available on KBR's website, kbr.com, by choosing "Our Company" under the "Who We Are" menu, then selecting "Corporate Governance" and "Board Committees." We review and reassess the charter annually and recommend any changes to the Board of Directors for approval. We met 11 times in 2022, and this report summarizes the Committee's activities during those meetings.

KBR's management is responsible for preparing KBR's financial statements, and the principal independent accountants are responsible for auditing those financial statements. The Audit Committee's role is to provide oversight of management and to appoint, compensate, retain, and oversee the work of the principal independent accountants.

Primary Responsibilities and 2022 Actions

The Audit Committee assists the Board in overseeing the accounting and financial reporting process and integrity of the Company's financial statements; the Company's compliance with legal and regulatory requirements; and the performance of the internal audit function, internal accounting controls, disclosure controls and procedures, and internal control over financial reporting. In 2022, in fulfilling these responsibilities, among other things, we:

- Met with senior members of the Company's financial management team at each meeting;
- Held separate private sessions, during regularly scheduled meetings, with each of the Company's Chief Financial Officer, Chief Accounting Officer, General Counsel, and Head of Internal Audit, providing an opportunity for candid discussions regarding financial management, legal, accounting, auditing, and internal controls matters;
- Reviewed and discussed with management the Company's earnings releases and the financial results for each quarterly period and for the fiscal year as set out in the Company's Forms 10-Q and Form 10-K prior to filing with the SEC, with particular attention to quality financial statements and internal audit;
- Received periodic reports on management's process to assess the adequacy of the Company's system of internal control over financial reporting, the framework used to make the assessment, and management's conclusions on the effectiveness of the Company's internal control over financial reporting;
- Reviewed and discussed with senior management significant risks and exposures identified by management and the Company's processes related to risk assessment and management, including the Company's enterprise risk management process;
- Reviewed and discussed with senior management, including the Head of Internal Audit, prior period adjustments and significant changes in estimates of costs to complete certain projects, the evaluation of the Company's internal controls over financial reporting, and the quality of the Company's financial reporting;
- Met with the General Counsel and Chief Compliance Officer to receive status reports on compliance matters and to discuss the effectiveness of the Company's compliance program;
- Reviewed and discussed with senior management the transitions of the Head of Investor Relations and key financial staff;
- Reviewed and discussed with senior management updates on integration and synergies associated with acquisitions, SOX compliance, and accounting techniques taking into account Generally Accepted Accounting Principles and Cost Accounting Standards where appropriate for efficiencies as cost-reimbursable government work increases;
- Reviewed and discussed with senior management critical accounting policies and estimates including contract revenue, purchase price allocation, goodwill impairment testing, deferred taxes, pensions and legal and other contingent matters; and
- Reviewed the Company's internal audit plan, received individual audit reports, discussed with management measures implemented in response to internal audits, and reviewed the performance of the Company's internal audit function.

Oversight of Independent Auditors

In addition to the responsibilities described above, the Audit Committee oversees the audits of the Company's financial statements and the independence, qualifications, and performance of the independent auditors. In fulfilling our oversight role for the year ended December 31, 2022, we reviewed and discussed with KPMG LLP, the Company's independent auditors and principal independent accountants, as well as with senior members of the Company's financial management team, the overall audit scope and plan, the results of the external audit, and evaluations by KPMG LLP of the Company's internal controls over financial reporting, the quality of the Company's financial reporting, the effectiveness of the Company's disclosure controls and procedures, and critical audit matters. KPMG LLP also reported to us on significant accounting judgments and estimates made by management in preparing the financial statements, as well as their analysis and assessment of significant risks. We also discussed with KPMG LLP the matters required to be communicated pursuant to the standards promulgated by the Public Company Accounting Oversight Board and the SEC.

We discussed with KPMG LLP their assessment of their independence, including with respect to the tax services provided by them, and received the written communications required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with us concerning independence.

2022 Audited Financial Statements

Based on our review of the audited financial statements, discussions with management and with KPMG LLP, and our review of KPMG LLP's written communications, we recommended to the Board of Directors that the audited financial statements be included in KBR's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, for filing with the SEC. Our recommendation considers our review of that firm's qualifications as independent accountants for the Company. Our review also included matters required to be considered under SEC rules on auditor independence, including the nature and extent of non-audit services. In our judgment the nature and extent of non-audit services performed by KPMG LLP during the year did not impair the firm's independence.

After discussions with management, considering KPMG LLP's historical and recent performance of KBR's audit, the capabilities and performance of the audit team, and KPMG LLP's independence, the Committee concluded that it would be in the best interests of KBR and its stockholders to retain KPMG LLP to serve as the independent registered public accounting firm to audit the consolidated financial statements for KBR for 2023 and recommends that such appointment be ratified by stockholders at the 2023 annual meeting.

Respectfully submitted,

The Audit Committee of Directors

Mark E. Baldwin, Chair
Sir John A. Manzoni KCB
Carlos A. Sabater
Lt. General Vincent R. Stewart

March 15, 2023

Approved Principal Accountant Fees and Services

The following table presents the pre-approved fees for audit services rendered by KPMG for the audit of our annual financial statements for the years ended December 31, 2022, and December 31, 2021, and fees billed or expected to be billed for audit-related, tax and all other services rendered by KPMG during those periods.

Thousands of dollars	2022	2021
Audit fees(1)	$ 5,198	$ 6,100
Audit-related fees(2)	128	85
Tax fees(3)	161	477
All other fees	–	30
TOTAL	**$ 5,486**	**$ 6,692**

(1) *Audit fees represent the pre-approved aggregate fees for professional services rendered by KPMG for the integrated audit of our annual financial statements for the fiscal years ended December 31, 2022, and December 31, 2021. Audit fees also include the audits of many of our subsidiaries regarding compliance with statutory requirements in foreign countries and review of registration statements.*

(2) *Audit-related fees primarily include professional services rendered by KPMG for special purpose audits of separate KBR entities primarily related to jurisdictional licensing requirements.*

(3) *2022 tax fees consist of the aggregate fees for professional services rendered by KPMG for federal, state and international tax compliance.*

PRE-APPROVAL POLICY

The Audit Committee has established a written pre-approval policy requiring the Audit Committee to approve all services to be provided by KPMG and all audit services provided by other independent accountants. The policy provides that all audit, audit-related, and tax services to be provided by KPMG must be described in a written plan submitted to the Audit Committee annually for pre-approval. The Audit Committee, its Chair, or another Audit Committee member designee must pre-approve any audit, audit-related, or tax services to be provided by KPMG that were not submitted for annual pre-approval if the fees to be paid for such services will exceed $150,000. Fees for all other types of services that exceed $50,000 must be specifically approved in the same manner. Any services provided by KPMG must be pre-approved by the Audit Committee if the fees are $250,000 or greater.

The policy also provides that all audit services to be provided by independent public accountants other than KPMG must be described in writing and presented to the Audit Committee by our Chief Accounting Officer annually for pre-approval. Any audit services not included in the annual pre-approved plan must be approved in the same manner as unplanned audit, audit-related, and tax services to be provided by KPMG.

As permitted by the SEC, to ensure prompt handling of unexpected matters, our policy allows the Audit Committee to delegate pre-approval authority to the Chair or another designated member of the Audit Committee. Any pre-approval decision not made by the entire Audit Committee will be reported to the Audit Committee at the next regularly scheduled meeting following such decision. All services provided by KPMG have been pre-approved in accordance with these procedures.

Proposal No. 4 — Ratify the Appointment of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors recommends that you **vote FOR** ratification of the appointment of KPMG LLP as our independent registered public accounting firm to audit the consolidated financial statements for KBR as of and for the year ending December 29, 2023. Properly dated and signed proxies, and proxies properly submitted over the Internet and by telephone, will be so voted unless stockholders specify otherwise.

KPMG LLP has audited the financial statements of KBR and its predecessor since 2004. A resolution will be presented at the Annual Meeting of Stockholders to ratify the appointment by the Audit Committee of the Board of Directors of KPMG as independent registered public accounting firm to audit the consolidated financial statements of KBR as of and for the year ending December 29, 2023. KPMG LLP has advised that neither the firm nor any member of the firm has any direct financial interest or any material indirect interest in KBR. Also, during at least the past three years, neither the firm nor any member of the firm has had any connection with KBR in the capacity of promoter, underwriter, voting trustee, director, officer or employee.

Representatives of KPMG LLP are expected to be present at the Annual Meeting of Stockholders, will have the opportunity to make a statement, and will be available to respond to appropriate questions from stockholders.

As a matter of good corporate governance, the Audit Committee submits the selection of the independent registered public accounting firm to our stockholders for ratification. The proposal to ratify the appointment of KPMG LLP will be approved if it receives the affirmative vote of a majority of the shares of common stock present at the Annual Meeting of Stockholders. If our stockholders do not ratify the appointment of KPMG LLP, the Audit Committee may reconsider its selection of KPMG LLP as our independent registered public accounting firm for the year ending December 29, 2023, but the Audit Committee may also elect to retain KPMG LLP. Even if the selection of KPMG LLP is ratified, the Audit Committee in its discretion may appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such change would be appropriate.

Additional Information



Our people work with governments training personnel, maintaining assets, and developing new technologies to help ensure service people are equipped and prepared when duty calls.

General Information About KBR's Annual Meeting	**100**
How does a virtual Annual Meeting work?	100
Who is entitled to vote at the Annual Meeting?	100
What constitutes a quorum?	101
Am I a stockholder of record or a street name stockholder?	101
Who is soliciting my proxy to vote my shares?	101
How do I give my proxy if I am a stockholder of record?	101
Can I change my vote?	101
How do I give voting instructions if my shares are held in "street name" (by my broker)?	102
What are the voting requirements for each proposal?	102
What happens if an incumbent director does not get re-elected?	102
What happens if I abstain my vote on any proposal?	102
Who is responsible for counting the votes?	102
Why didn't I receive a paper copy of the proxy materials?	102
Why did I receive only one copy of the proxy materials when there are two stockholders in my home?	103
What if I want to introduce a proposal or nominate a director at the 2023 meeting?	103
What if I want to introduce a proposal or nominate a director at the 2024 meeting?	103
How much will this proxy solicitation cost?	103
Will any other issues be raised at the meeting?	103
Additional Information Available	**104**
Forward Looking Statements	104
Non-GAAP Reconciliation: Adjusted EBITDA, Adjusted EPS and Adjusted Operating Cash Flow	**105**

General Information About KBR's Annual Meeting

If your question is not addressed below or elsewhere in this proxy statement, please contact KBR's Investor Relations Department at (713) 753-5082 or (866) 380-7721. Our principal executive office is located at 601 Jefferson Street, Suite 3400, Houston, Texas 77002, and our website address is kbr.com. Information contained on our website, including information referred to in this proxy statement, is not to be considered as part of the proxy solicitation material and is not incorporated into this proxy statement.

How does a virtual Annual Meeting work?

The Annual Meeting will be completely virtual via live webcast. There will be no physical meeting location. All stockholders as of the record date, or their duly appointed proxies, may attend the Annual Meeting online at **virtualshareholdermeeting.com/KBR2023.**

Our virtual stockholder meeting format uses technology designed to increase stockholder access, minimize health risks, reduce our environmental impact, and provide our stockholders rights and opportunities to participate similar to those they would have at an in-person annual meeting. Holding the meeting virtually also saves KBR and our stockholders time and money.

Stockholders will be able to hear all portions of the official Annual Meeting as conducted by the Board, submit appropriate written questions and comments, and vote online during the open poll portion of the Annual Meeting. We welcome your suggestions on how we can make our virtual Annual Meeting more effective and efficient.

HOW TO ACCESS THE ANNUAL MEETING AS IT HAPPENS

If you are a stockholder of record and you want to attend online and participate in the Annual Meeting, you will need the company number and the control number on your Notice of Internet Availability or proxy card to log in. If you are a beneficial stockholder and you want to attend the meeting online, you should log into your brokerage firm's website and select the stockholder communications mailbox to link through to the Annual Meeting. You also should receive written instructions from your broker, bank, or other nominee.

Online check-in will begin at 8:45 a.m. CDT. Please allow time for online check-in procedures. If you encounter difficulties accessing the virtual meeting or during the course of the Annual Meeting, please call the phone number that will be made available on the virtual meeting registration page 15 minutes prior to the start time of the meeting for live technical support.

If you do not comply with these procedures, you will not be able to participate in the Annual Meeting as it happens, but you may view a webcast replay once the meeting has concluded. Although the live webcast is available only to stockholders, we will post a webcast replay, the final report of the inspector of election, and the answers to all stockholder questions asked in connection with the Annual Meeting on our website, kbr.com, for at least one year.

HOW WE WILL HANDLE STOCKHOLDER QUESTIONS

Any stockholder may submit a maximum of two appropriate questions online in advance of or during the Annual Meeting. We will answer as many appropriate stockholder-submitted questions as time permits during the meeting, with each question and response not to exceed two minutes in combined duration. During the Annual Meeting, proponents of the stockholder proposals included in this proxy statement, if any, will have a dedicated call-in line so they can present their proposals.

HOW TO VOTE DURING THE VIRTUAL ANNUAL MEETING

If you attend the meeting, you may vote virtually online. You will see instructions for voting when you log in. If you do not attend the meeting, your shares can be voted only if you voted online or by telephone in advance of the meeting or if you returned a properly executed proxy.

Who is entitled to vote at the Annual Meeting?

Holders of record at the close of business on March 22, 2023, the record date for the meeting, will be entitled to vote at the Annual Meeting. On the record date, KBR had 136,340,710 shares of common stock outstanding. Each outstanding share of common stock is entitled to one vote on each matter submitted to the stockholders for a vote at the meeting. Fractional shares will not be voted. A complete list of stockholders entitled to vote will be kept at our offices at the address specified above for ten days prior to the meeting.

What constitutes a quorum?

To conduct business at the meeting, a quorum consisting of a majority of the shares of KBR common stock issued and outstanding and entitled to vote must be in attendance or represented by proxy. Abstentions and broker non-votes (described below) will be counted for purposes of determining whether a quorum is present at the meeting. If a quorum is not present, the Chair of the Board or a majority of stockholders present in person (including virtually) or represented by proxy and entitled to vote have the power to adjourn the Annual Meeting, without notice other than an announcement at the Annual Meeting, until a quorum is present.

Am I a stockholder of record or a street name stockholder?

If your shares are registered directly in your name with American Stock Transfer & Trust Company, our transfer agent, you are considered the **stockholder of record** of those shares. As the stockholder of record, you have the right to grant your voting proxy directly or to vote online during the virtual Annual Meeting.

If your shares are held in a brokerage account or through a bank, broker, or other nominee, you are considered a **street name stockholder**, meaning you are the **beneficial owner** of shares held in "street name." The stockholder of record for your shares is your broker, bank, or other nominee. As the beneficial owner, you have the right to direct your bank, broker, or other nominee how to vote, and you also are invited to attend the Annual Meeting. Your broker, bank, or other nominee will give you instructions for how to do both of those things.

Who is soliciting my proxy to vote my shares?

The accompanying proxy is solicited by the Board of Directors of KBR, Inc. By executing and returning the enclosed proxy or by following the online or telephone voting instructions, you authorize the individuals named in the proxy to represent you and vote your shares on the matters described in the Notice of Annual Meeting of Stockholders. Your proxy will be effective for the May 17, 2023, meeting and at any adjournment or postponement of that meeting.

How do I give my proxy if I am a stockholder of record?

There are three ways to submit your proxy in advance of the Annual Meeting:

- over the Internet,
- by telephone, or
- by mail.

Votes submitted over the Internet or by telephone must be received by 11:59 p.m., Eastern Daylight Time, on Tuesday, May 16, 2023.

If you give your proxy, your shares will be voted as you specify. If you do not give instructions for a particular matter, the shares represented by your proxy will be voted in accordance with the recommendations of the Board of Directors.

If you prefer to vote during the meeting, please see "How does a virtual Annual Meeting work?" Even if you intend to participate in the virtual Annual Meeting, we encourage you to grant a proxy in advance to ensure your shares are counted even if your plans change.

Can I change my vote?

You can revoke your proxy at any time before it is voted by:

- giving notice of the revocation in writing to KBR's Corporate Secretary at 601 Jefferson Street, Suite 3400, Houston, Texas 77002;
- submitting another valid proxy by mail, telephone, or over the Internet that is later dated and, if mailed, is properly signed; or
- voting in person (including virtually) at the Annual Meeting.

How do I give voting instructions if my shares are held in "street name" (by my broker)?

Your broker will provide you with information about how to submit your voting instructions. Please return your instructions promptly. Your broker cannot vote your shares held in street name without instructions from you, except with regard to the ratification of auditors. If you do not give voting instructions for the proposals regarding the Board of Directors or executive compensation, your shares will not be voted. This is known as a **broker non-vote**. Broker non-votes will not be counted or affect the outcome of any proposal.

What are the voting requirements for each proposal?

This is an uncontested election for the Board of Directors, meaning the number of nominees equals the number of Board seats available. In an uncontested election, the number of votes cast "for" a nominee must exceed the number of votes cast "against" the nominee.

The frequency of future advisory votes on the named executive officer compensation receiving the greatest number of votes (every one, two, or three years) will be considered the frequency recommended by stockholders in an advisory manner. For this purpose, abstentions and broker non-votes are not counted as a vote cast "for" any of a one-, two-, or three-year frequency.

For each matter other than the election of directors and the vote on the frequency of advisory votes on named executive officer compensation, including the ratification of independent public accountants, the proposal will be adopted if it garners the affirmative vote of a majority of the shares of KBR's common stock represented in person (including virtually) or by proxy at the meeting and entitled to vote on the matter. There are no cumulative voting rights.

What happens if an incumbent director does not get re-elected?

In accordance with Article III, Section 3 of our Bylaws, any director nominee who is not re-elected must tender his or her resignation to the Board of Directors and all committees of the Board after the certification of the stockholder vote. The Nominating and Corporate Governance Committee would then assess whether it is appropriate for such individual to continue to serve as a director and would make its recommendation to the Board of Directors. The Board of Directors will act on a tendered resignation and publicly disclose its decision and rationale within 120 days following the certification of the stockholder vote.

What happens if I abstain my vote on any proposal?

Abstentions are counted as "present" in determining whether the quorum requirement is satisfied. Abstentions from voting will not be counted in determining the outcome of the election of directors. However, with respect to each other matter, abstentions will be included in the voting tally and will have the same effect as a vote against the proposal.

Who is responsible for counting the votes?

Votes cast by proxy or in person (including virtually) at the Annual Meeting will be counted by the individuals appointed by us to act as election inspectors for the meeting. The election inspectors and the people who tabulate the proxies, ballots, and voting tabulations that identify stockholders are independent and are not employees of KBR.

Why didn't I receive a paper copy of the proxy materials?

To expedite delivery, reduce our costs, and decrease the environmental impact of our Annual Meeting, we used "Notice and Access," which relies on an SEC rule that permits us to provide proxy materials electronically. By April 3, 2023, we sent a Notice of Internet Availability of Proxy Materials to many of our stockholders containing instructions on how to access and review our proxy materials online. If you received such a Notice, you will not receive a printed copy of the proxy materials in the mail. The Notice also explains how to submit your proxy to ensure your shares are voted as you wish. If you received a Notice and would like to receive a printed copy of our proxy materials, you may request those documents by calling 1-800-579-1639, submitting a request at proxyvote.com, or sending an e-mail to sendmaterial@proxyvote.com.

Stockholders who do not receive a Notice will continue to receive either a paper or an emailed electronic copy of our proxy statement and Annual Report, which will be sent on or about April 3, 2023.

We encourage you to help us reduce printing and mailing costs by signing up for electronic delivery of KBR stockholder communications. With electronic delivery, you will receive documents such as the Annual Report and the proxy statement as soon as they are available. Electronic delivery also can help reduce the number of bulky documents in your files and eliminate duplicate mailings. To sign up for electronic delivery, please follow the instructions on your proxy card to vote by Internet at proxyvote.com and, when prompted, indicate that you agree to receive or access stockholder communications electronically in future years.

Why did I receive only one copy of the proxy materials when there are two stockholders in my home?

We are sending only one copy of KBR's annual meeting materials to stockholders who share the same address and last name unless one of those stockholders has notified us that they want to continue receiving multiple copies. This practice, known as "householding," is designed to reduce duplicate mailings and save significant printing and postage costs.

If you received a single mailing this year and you would like to have additional copies of the Annual Report or proxy statement mailed to you, or you would like to revoke your consent to the householding of documents for the future, please call 1-866-540-7095. You will begin to receive individual copies within 30 days after your request.

Unfortunately, householding for stockholders who hold their shares in street name is limited to accounts within the same bank or brokerage firm. For example, if you and your spouse share the same last name and address, and you each have an account containing KBR stock at two different brokerage firms, your household will receive two copies of the Notice or meeting materials — one from each brokerage firm. To reduce the number of duplicate sets of documents your household receives, you may wish to enroll some or all of your accounts in our electronic delivery program. See "Why didn't I receive a paper copy of the proxy materials?"

What if I want to introduce a proposal or nominate a director at the 2023 meeting?

For stockholder proposals or director nominations to have been properly submitted for presentation at our upcoming annual meeting, we must have received notice of the proposal or nomination before the date of this proxy statement. Any such proposals and nominations must comply with Article II, Section 9 of our Bylaws. We will disregard any proposal or nomination that does not comply with these requirements. Even if you comply with these requirements, KBR is not obligated to include the proposed business or nominee in our proxy solicitation materials.

What if I want to introduce a proposal or nominate a director at the 2024 meeting?

If you wish to present a proposal to be considered for inclusion in our proxy materials pursuant to Rule 14a-8 for our Annual Meeting of Stockholders to be held in 2024, you must submit the proposal in writing to our Corporate Secretary at our corporate offices before December 5, 2023. Proposals submitted for inclusion in our proxy materials must comply with Rule 14a-8 under the Securities Exchange Act. If you wish to present a proposal for other business to be considered at the Annual Meeting of Stockholders to be held in 2024, but not for inclusion in the proxy materials, you must provide written notice to our Corporate Secretary at our corporate offices and such notice must be received between January 18, 2024, and February 17, 2024. The proposal must comply with the requirements set forth in our Bylaws.

You also may nominate candidates at our 2024 Annual Meeting of Stockholders in the manner provided in Article II, Section 9 of our Bylaws and in compliance with the universal proxy rules. Such nominations must be received between January 18, 2024, and February 17, 2024, and must comply with the requirements set forth in our Bylaws. The Bylaws also provide that a stockholder entitled to vote for the election of directors may nominate candidates for election to the Board pursuant to the proxy access procedures in our Bylaws. Any such nomination for the 2024 annual meeting must be made pursuant to written notice to our Corporate Secretary at our corporate offices and must be received between December 19, 2023, and January 18, 2024.

Any proposed nominee is required to furnish other information as KBR may reasonably require to determine whether the proposed nominee is eligible to serve as a director. At any meeting of stockholders, the presiding officer may disregard the purported nomination of any person not made in compliance with these procedures.

How much will this proxy solicitation cost?

The cost of soliciting proxies will be paid by KBR. We retained D.F. King & Co., Inc., a firm that is independent of KBR, to aid in this solicitation. For these services, we will pay D.F. King & Co., Inc. $10,000 and reimburse all out-of-pocket expenses. Some executive officers and other employees of KBR also may solicit proxies personally, by telephone, mail, email, or other means of communication, if deemed appropriate, but will not receive additional compensation for these efforts. KBR will, upon request, reimburse banks, brokers or other persons holding stock in their names or in the names of their nominees for their reasonable expenses in forwarding proxy materials to beneficial owners of KBR common stock.

Will any other issues be raised at the meeting?

As of the date of this proxy statement, we know of no business that will be presented at the 2023 Annual Meeting of Stockholders other than the matters described in this proxy statement. If any other matters should properly come before the Annual Meeting of Stockholders for action by stockholders, proxies will be voted on those matters in accordance with the judgment of the person or persons voting the proxies.

Additional Information Available

KBR files an Annual Report on Form 10-K with the U.S. Securities and Exchange Commission. Stockholders may obtain a copy of the Annual Report (without exhibits), without charge, by writing to KBR's Investor Relations Department at 601 Jefferson Street, Houston, Texas 77002. We make our Annual Report available to stockholders at the same time and by the same methods as we distribute our proxy statement. The Annual Report is not to be considered as a part of the proxy solicitation material or as having been incorporated by reference.

Forward Looking Statements

This proxy statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Some examples include statements regarding our plans, objectives, goals, strategies, future events, future financial performance and backlog information and other information that is not historical. When used in this proxy statement, the words "estimates," "expects," "predicts," "continues," "looking ahead," "well-positioned," "anticipates," "projects," "plans," "intends," "believes," "forecasts" or future or conditional verbs such as "will," "should," "could," or "may," and variations of such words or similar expressions are intended to identify forward-looking statements. Such statements are based upon our current expectations and various assumptions, which are made in good faith, and we believe there is a reasonable basis for them. However, because forward-looking statements relate to the future, they are subject to inherent risks, uncertainties and other factors that are difficult to predict and which could cause actual results to differ materially from the forward-looking statements contained in this proxy statement.

Additional information about potential risk factors that could affect our business and financial results is included in our most recently filed Form 10-K, any subsequent Forms 10-Q and 8-K, and any other U.S. Securities and Exchange Commission Filings. We caution you not to place undue reliance on the forward-looking statements included in this proxy statement, which speak only as of the date hereof. We disclaim any intent or obligation, except as required by law, to revise or update this information to reflect new information or future events or circumstances. We also disclaim any duty to comment on or correct information that may be contained in reports published by investment analysts or others.


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Two KBR employees planning for the upcoming year in Leatherhead, UK.

Non-GAAP Reconciliation: Adjusted EBITDA, Adjusted EPS and Adjusted Operating Cash Flow

EBITDA is defined as net income (loss) attributable to KBR, plus interest expense, net; provision for income taxes; other non-operating income (expense); and depreciation and amortization. Adjusted EBITDA excludes certain amounts included in EBITDA.

Diluted EPS reflects our net income divided by the weighted average number of common shares outstanding during the period in addition to common shares that would have been outstanding if potential common shares with a dilutive effect had been issued. Adjusted EPS excludes certain amounts included in diluted EPS.

Adjusted operating cash flows exclude certain amounts included in the cash flows provided by operating activities calculated in accordance with Generally Accepted Accounting Principles ("GAAP"). The most directly comparable financial measure calculated in accordance with GAAP is cash flows provided by operating activities.

($ in millions)	Fiscal Year 2022	Fiscal Year 2021*	Fiscal Year 2020*
Net Income (Loss) Attributable to KBR	**$ 190**	**$ 27**	**$ (63)**
Adjustments:			
Interest expense, net	87	80	72
Provision for income taxes	92	111	28
Other non-operating (income) expense	(12)	9	(1)
Depreciation and amortization	137	146	115
CONSOLIDATED EBITDA	**$ 494**	**$ 373**	**$ 151**
Adjustments:			
Acquisition, integration and restructuring	7	15	317
Non-cash loss (gain) on legal entity rationalization	—	7	(7)
Ichthys commercial resolution	143	218	9
Legacy legal fees	15	16	8
Appreciation in fair value of investments	(16)	(4)	—
Provisions related to exit from Russian commercial projects	25	—	—
ADJUSTED EBITDA	**$ 668**	**$ 625**	**$ 478**
Diluted EPS	**$ 1.26**	**$ 0.19**	**$ (0.44)**
Adjustments:			
Amortization related to acquisitions	0.19	0.28	0.14
Ichthys interest and commercial dispute costs	1.02	1.64	0.12
Acquisition, integration and restructuring	0.04	0.08	1.92
Impact of new convert accounting and bond hedge	0.07	—	—
Legacy legal fees	0.08	0.08	0.04
Provisions related to exit from Russian commercial projects	0.14	—	—
Appreciation of fair value of investments	(0.09)	(0.02)	—
Non-cash loss (gain) on legal entity rationalization	—	0.04	(0.04)
Non-cash impact of UK statutory tax rate increase	—	0.14	—
ADJUSTED EPS	**$ 2.71**	**$ 2.43**	**$ 1.74**
Cash Flows Provided by Operating Activities	**$ 396**	**$ 278**	**$ 367**
Adjustments:			
Add back: Major project advance work-off	—	11	81
Remove: CARES Act temporary tax repayment (relief)	28	30	(58)
Remove: Receivable monetization related to acquisition	—	—	(100)
ADJUSTED OPERATING CASH FLOWS	**$ 424**	**$ 319**	**$ 290**

* *As adjusted to reflect our adoption of ASU No. 2020-06 on January 1, 2022, using the full retrospective method.*

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